   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 15, 1996

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                              ROUGE STEEL COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                                                             38-2386833
 (STATE OR OTHER JURISDICTION                                                (I.R.S. EMPLOYER
              OF                                                          IDENTIFICATION NUMBER)
INCORPORATION OR ORGANIZATION)

                                3001 MILLER ROAD
                                 P.O. BOX 1699
                            DEARBORN, MI 48121-1699
                                 (313) 317-8900
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                         ------------------------------

                               CARL L. VALDISERRI
                              ROUGE STEEL COMPANY
                                3001 MILLER ROAD
                                 P.O. BOX 1699
                            DEARBORN, MI 48121-1699
                                 (313) 317-8900
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                         ------------------------------

                                   Copies to:

             SAMUEL M. FEDER, ESQ.                                 ALAN L. BELLER, ESQ.
                 Rogers & Wells                             Cleary, Gottlieb, Steen & Hamilton
                200 Park Avenue                                     One Liberty Plaza
            New York, New York 10166                             New York, New York 10006
                 (212) 878-8000                                       (212) 225-2000

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: With respect to the DECS Equity Prospectus (as defined herein), as soon as practicable after this Registration Statement has been declared effective and with respect to the Shelf Prospectus (as defined herein), from time to time after this Registration Statement has been declared effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

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                                                       PROPOSED           PROPOSED
       TITLE OF SHARES            AMOUNT TO BE     MAXIMUM AGGREGATE  MAXIMUM AGGREGATE      AMOUNT OF
      TO BE REGISTERED             REGISTERED        PER SHARE(1)     OFFERING PRICE(1)  REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
Class A Common Stock,
  $.01 per share(2)..........   4,938,272 shares        $20.25          $100,000,008          $30,304
-----------------------------------------------------------------------------------------------------------
Class A Common Stock,
  $.01 per share(3)..........   1,234,568 shares        $20.25           $25,000,002          $7,576
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended, based on the average of the high and low trading prices of the Class A Common Stock on the New York Stock Exchange on November 11, 1996.
(2) Shares of Class A Common Stock that may be delivered by Worthington Industries, Inc. ("Worthington"), or an affiliate thereof, pursuant to the terms of certain exchangeable notes as described herein.
(3) Shares of Class A Common Stock that may be loaned by Worthington, or an affiliate thereof, to Salomon Brothers Inc from time to time in connection with market-making activities as described herein.
                         ------------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              ROUGE STEEL COMPANY
                             CROSS REFERENCE SHEET
             PURSUANT TO ITEM 501(B) OF REGULATION S-K AND RULE 404

LOCATION IN PROSPECTUS BY CAPTION                       ITEM NUMBER AND CAPTION
-----------------------------------------------------   ---------------------------------------
  1. Forepart of the Registration Statement and
     Outside Front Cover Page of Prospectus..........   Outside Front Cover Page
  2. Inside Front and Outside Back Cover Pages of
     Prospectus......................................   Inside Front Cover Page, Outside Back
                                                        Cover Page
  3. Summary Information and Risk Factors............   Inside Front Cover Page; Prospectus
                                                        Summary; Risk Factors; Business
  4. Use of Proceeds.................................   Use of Proceeds
  5. Determination of Offering Price.................   Plan of Distribution
  6. Dilution........................................   *
  7. Selling Security Holders........................   Selling Stockholder
  8. Plan of Distribution............................   Plan of Distribution
  9. Description of Securities to be Registered......   Description of Capital Stock
 10. Interests of Named Experts and Counsel..........   Certain Relationships and Related
                                                        Transactions
 11. Material Changes................................   *
 12. Incorporation of Certain Information by
     Reference.......................................   Incorporation of Certain Documents By
                                                        Reference

-------------------------
* Such item is inapplicable, or the answer thereto is in the negative, and is omitted from the Prospectus.

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: (1) a prospectus relating to the delivery by Worthington Industries, Inc.
("Worthington"), or an affiliate thereof, pursuant to the      % Exchangeable
Notes due      , 1999 (the "DECS") of Worthington, of shares of Class A Common
Stock of the Registrant (the "DECS Equity Prospectus") as described herein and
(2) a prospectus relating to shares of Class A Common Stock of the Registrant that may be loaned by Worthington, or an affiliate thereof, to Salomon Brothers Inc from time to time in connection with market-making activities in the DECS (the "Shelf Prospectus") as described herein. The complete DECS Equity Prospectus follows immediately. Following such DECS Equity Prospectus is an alternate front cover page for the Shelf Prospectus, marked "[ALTERNATE PAGE FOR SHELF PROSPECTUS]." All other pages of the DECS Equity Prospectus will be used for the Shelf Prospectus.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL
     OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                               NOVEMBER   , 1996

PROSPECTUS
                                                                ROUGE STEEL LOGO

4,294,149 SHARES

ROUGE STEEL COMPANY

CLASS A COMMON STOCK
($.01 PAR VALUE)

Pursuant to the terms of the      % Exchangeable Notes due             , 1999
(the "Debt Exchangeable for Common Stock(SM)" or "DECS(SM)") of Worthington Industries, Inc., a Delaware corporation ("Worthington"), Worthington, or an affiliate thereof, may deliver to the holders of the DECS shares of class A common stock, par value $.01 per share (the "Class A Common Stock"), of Rouge Steel Company, a Delaware corporation ("Rouge Steel" or the "Company"). This Prospectus relates to the delivery by Worthington, or an affiliate thereof,
pursuant to the DECS of up to      shares of Class A Common Stock, plus up to an
additional      shares with respect to over-allotments. This Prospectus
accompanies a prospectus supplement and prospectus (together, the "DECS
Prospectus") of Worthington relating to the sale of                DECS, plus up
to an additional        DECS solely to cover over-allotments. Rouge Steel will
not receive any of the proceeds from the sale of the DECS or delivery thereunder of shares of Class A Common Stock to which this Prospectus relates. See "Use of Proceeds." Rouge Steel takes no responsibility for any information included in or omitted from the DECS Prospectus. The DECS Prospectus does not constitute a part of this Prospectus nor is it incorporated by reference herein.

In connection with market-making activities in the DECS, Salomon Brothers Inc ("Salomon Brothers") may, subject to certain limitations, from time to time
borrow, return and reborrow up to      shares of Class A Common Stock from
Worthington or an affiliate thereof. See "Plan of Distribution." Salomon Brothers is not under any obligation to engage in any market-making transactions with respect to the DECS, and any market-making in the DECS actually engaged in by Salomon Brothers may cease at any time. The Registration Statement of which this Prospectus forms a part includes a prospectus relating to shares of Class A Common Stock which may be offered and sold by Salomon Brothers pursuant to such market-making activities.

The Company has two classes of common stock outstanding, the Class A Common Stock and class B common stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). The Class A Common Stock is entitled to one vote per share and the Class B Common Stock is entitled to 2.5 votes per share. See "Description of Capital Stock."

The Class A Common Stock is traded on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "ROU." On November 14, 1996, the last reported sale price of the Class A Common Stock on the NYSE Composite Tape was $21.25 per share. See "Price Range of Class A Common Stock and Dividends."

SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is                     , 1996.

     ROUGE STEEL HAS BEEN ADVISED THAT, IN CONNECTION WITH THE OFFERING BY WORTHINGTON OF THE DECS, THE UNDERWRITER OF THE DECS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DECS OR THE CLASS A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE (WITH RESPECT TO THE CLASS A COMMON STOCK ONLY), IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     Rouge Steel is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Rouge Steel with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Room 3190, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a site on the world-wide web at http://www.sec.gov that contains reports, proxy statements and other information regarding the Company.

     Rouge Steel has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Class A Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed as a part thereof, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Class A Common Stock, reference is hereby made to such Registration Statement, including the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. The Registration Statement, including the exhibits and schedules filed as a part thereof, may be inspected without charge at the public reference facilities maintained by the Commission as set forth in the preceding paragraph. Copies of these documents may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Class A Common Stock is listed on the NYSE. Reports, proxy statements and other information concerning the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed with the Commission (Registration No. 1-12852) are hereby incorporated by reference in this Prospectus:

          1. Rouge Steel's Annual Report on Form 10-K for the year ended December 31, 1995; and

          2. Rouge Steel's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

     All documents filed by Rouge Steel pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Rouge Steel hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above other than exhibits to such documents. Requests for such copies should be directed to Investor Relations, Rouge Steel Company, 3001 Miller Road, P.O. Box 1699, Dearborn, Michigan 48121-1699, telephone number (313) 317-8900.
                           -------------------------

  "Debt Exchangeable for Common Stock" and "DECS" are service marks of Salomon
                                 Brothers Inc.

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by reference to, the more detailed information appearing elsewhere in or incorporated by reference in this Prospectus. As used in this Prospectus, unless the context indicates otherwise, "Rouge Steel" or the "Company" means Rouge Steel Company and its consolidated subsidiary.

                                  THE COMPANY

     Rouge Steel is an integrated producer of high quality, flat rolled carbon steel products consisting of hot rolled, cold rolled and electrogalvanized steel. In recent years, the Company has emphasized the production of value-added flat rolled carbon steel products that require additional processing and generally command higher margins than commodity flat rolled carbon steel products. The Company's products generally, and its value-added products specifically, are sold primarily to customers in the automotive industry who have exacting quality, delivery and service requirements. The Company's ability to meet these standards and its extensive participation in the development of new products designed for automotive applications have enabled it to expand its sales to automotive customers. The Company also sells its products to steel converters, service centers and other end users.

     Rouge Steel has been in the steel manufacturing business since the 1920's, first as a division of Ford Motor Company ("Ford") and later as a subsidiary of Ford. In 1989, a corporation owned by Carl L. Valdiserri, the Company's Chairman and Chief Executive Officer, a subsidiary of Worthington and certain other corporate investors acquired all of the issued and outstanding stock of Rouge Steel from Ford (the "Acquisition"). In the seven years since the Acquisition, current management has transformed Rouge Steel from an adjunct to Ford's automotive manufacturing business into an independent, debt-free, market-driven business that has reported net income in each year since the Acquisition except 1992 when the impact of changes in accounting principles resulted in a $5.1 million loss.

     During the past 15 years, approximately $1.0 billion has been invested in the Company to modernize its facilities and tighten control over its manufacturing processes. These capital improvements have contributed to lower production costs through better utilization of the Company's facilities and have permitted it to produce a broader range of higher margin steel products. During the five-year period commencing January 1, 1996, the Company's strategic plan provides for approximately $390 million in capital expenditures for facilities improvement and investment in joint ventures.

     Rouge Steel's objective is to be a leading domestic producer of value-added, flat rolled carbon steel by increasing the range, quality and quantity of products the Company offers. To achieve this objective, the Company will continue to pursue a business strategy consisting of the following key elements:

     INCREASE VALUE-ADDED PRODUCT CAPABILITIES. The Company intends to continue to enhance its capability to manufacture value-added products and, where specialized skills outside the Company's area of expertise are required, to enter into strategic joint ventures or processing arrangements with leading steel processors.

     The Company and United States Steel Corporation ("USS") each invested approximately $11.5 million in 1995 to increase the capacity of Double Eagle Steel Coating Company ("Double Eagle"), the Company's electrogalvanizing joint venture with USS, from approximately 745,000 net tons to approximately 850,000 net tons annually. The expansion permits the Company to coat and sell an additional 52,500 net tons of steel annually in response to the continued demand for coated product by the automotive industry. The Company is in the process of upgrading its cold reduction mill, which the Company anticipates will increase the capacity of the mill from approximately 1.4 million net tons to approximately 1.7 million net tons annually beginning in the second quarter of 1997. Rouge Steel also recently added a third strand to its continuous caster that allows the Company to produce a broader range of higher carbon steel and to eliminate higher cost, lower quality slabs produced through the ingot process.

     Rouge Steel entered into a steel blanking joint venture with Shiloh Industries, Inc. ("Shiloh") in January 1996 and is in the process of negotiating two additional joint ventures and a steel processing arrangement, all of which are described below. In its joint venture with Shiloh and the two proposed joint ventures, Rouge Steel is or would be a minority owner. The objective of the joint ventures and the processing arrangement is to permit the Company to process a larger portion of its steel into higher margin, value-added coated and blanked products and, to a lesser extent, to provide it with an additional outlet for its hot rolled and cold rolled steel. Both of the proposed joint ventures and the processing arrangement described below are subject to negotiation and execution of definitive documentation and there can be no assurance that any agreement will be reached by the parties thereto or that, if reached, the terms thereof will be as described below or will otherwise be favorable to the Company, or that the joint ventures and processing arrangement will be profitable to the Company. See "Risk Factors -- Risks Related to Uncertainty of Joint Venture and Processing Arrangements," and "Business -- Joint Ventures and Processing Arrangements."

          Proposed Cold Rolled Hot Dipped Galvanizing Venture With
     Worthington. The Company has executed a non-binding memorandum of understanding with Worthington to construct and operate a cold rolled hot dipped galvanizing facility near Monroe, Michigan that is expected to coat light gauge steel products to make them corrosion resistant. If the joint venture proceeds, the Company expects to own a 48% interest in the venture and to be entitled to 48% of the profits from the processing services performed at the facility. As currently proposed, the Company would also be entitled to 80% of the annual output of the facility, or approximately 360,000 net tons of the facility's anticipated 450,000 net ton capacity. In addition, Rouge Steel expects to provide substantially all of the cold rolled substrate required by the venture, 20% of which would be sold to Worthington at competitive prices for processing through the facility. The venture would provide the Company access to additional coated products, primarily for automotive applications. It is anticipated that if the joint venture proceeds, the facility would be placed into service in mid-1998 and that Rouge Steel would invest approximately $40 million.

          Shiloh Engineered Steel Blanking Joint Venture. The Company owns a 20% interest in Shiloh of Michigan L.L.C. (the "Shiloh Venture"), which is constructing an engineered steel blanking facility in Romulus, Michigan. When this facility is placed into service, which is expected to occur in late 1996, the Company intends to process approximately 20,000 net tons of steel annually through the facility. The Shiloh Venture will give the Company access to blanking capabilities and permit it to take advantage of Shiloh's expertise in producing engineered steel blanks. Rouge Steel anticipates selling the engineered steel blanks from the Shiloh Venture to its automotive customers. The Shiloh Venture has been financed by a $23 million credit facility, 20% of which is guaranteed by the Company.

          Proposed TWB Joint Venture. The Company intends to acquire a minority interest in TWB Company ("TWB"), an existing facility that produces laser welded blanks, which is located near Monroe, Michigan and is currently owned by Worthington and Thyssen Stahl of Germany ("Thyssen"). It is anticipated that TWB's current owners will also admit other minority participants to the venture in conjunction with the admission of Rouge Steel. Laser welding blanks is the process of welding together two or more steel blanks, which may be of different grade or thickness. If the Company proceeds with the joint venture, it believes that the TWB facility will enable it to respond to the demand by Ford, Chrysler Corporation ("Chrysler") and General Motors Corporation ("GM") for these products.

          Proposed Hot Rolled Hot Dipped Processing Arrangement With Worthington. The Company has executed a letter of understanding with Worthington to enter into a supply agreement and a toll coating agreement with respect to Worthington's hot rolled hot dipped galvanizing line which is being constructed near Delta, Ohio. Pursuant to the supply agreement, Worthington would agree to purchase from the Company approximately 120,000 net tons of hot and/or cold rolled steel annually, at prices consistent with the Company's current pricing arrangement with Worthington. Pursuant to the toll coating agreement, the Company would be entitled to coat approximately 80,000 net tons of steel annually. The Company anticipates that the additional corrosion resistant steel products, including framing and structural steel, would be sold to the construction, agricultural and automotive markets. Subject to the completion of the facility and the execution of definitive documentation, it is anticipated that the Company would begin selling steel to and coating steel through the hot rolled, hot dipped galvanizing line in early 1997.

     INCREASE PRODUCTION CAPACITY. In order to fully utilize its hot strip mill and finishing facilities, the Company intends to continue to increase its steel slab production capability in a cost-effective manner by expanding the capacity of its existing blast furnaces and utilizing the capability of its recently expanded continuous caster. In the past five years, the Company has increased its blast furnace production rate by utilizing improved raw materials, fuels and energy sources and upgrading blast furnace operating procedures. In May 1996, the Company placed into service the third strand of its continuous caster, which allows the Company to continuously cast 100% of its liquid steel and eliminates the need to utilize the higher cost, lower quality ingot process. To maximize the continuous caster's capability, the Company intends to further increase blast furnace efficiency and capacity by adding a new raw material handling system and by fully relining its smaller "B" blast furnace in the next 12 months. While in the short term, the outages caused by the recently completed partial reline of the Company's larger "C" blast furnace and the scheduled reline of its "B" blast furnace will have a negative impact on the Company's results of operations, upon completion, these projects, together with the addition of the raw material handling system, are expected to increase annual blast furnace capacity by approximately 20% from the second quarter 1996 level. As a result of placing the third strand of the continuous caster into service and increasing blast furnace capacity, the Company believes that its steel slab production capacity will increase to approximately 3.5 million net tons annually.

     CONTINUOUSLY IMPROVE PRODUCT QUALITY. Rouge Steel's commitment to quality and customer service has resulted in the Company receiving QS 9000 Certification, Ford's Q1 Preferred Quality Award and Chrysler's Gold Pentastar Award, as well as many other supplier quality awards. In order to continue to improve the quality of its steel products, the Company recently placed the third strand of the continuous caster into service which allows the Company to continuously cast 100% of its liquid steel and eliminates the need to utilize the higher cost, lower quality ingot process. In 1996, the Company also launched its second ladle refining facility ("LRF") which permits it to refine 100% of its liquid steel. As part of the Company's strategic plan, over the five-year period commencing January 1, 1996, Rouge Steel plans to spend approximately $100 million to upgrade its finishing facilities, including approximately (i) $38 million to upgrade its hot strip mill by adding roll bending capability and other enhancements that will improve the profile and shape characteristics of its sheet steel, (ii) $15 million to upgrade its cold reduction mill by modernizing gauge controls which the Company believes will enable it to produce steel products that exceed the American Iron and Steel Institute's (the "AISI") gauge tolerance standards and (iii) $34 million to install a new pickle line and upgrade one of its existing pickle lines to improve hot rolled product quality.

     REDUCE COSTS AND IMPROVE PRODUCTIVITY. The implementation of Rouge Steel's strategy to modernize its facilities and concentrate on continually improving product quality has increased the Company's efficiency and productivity. The pursuit of this strategy has enabled the Company to reduce its work force by over 1,300 employees since 1986, while increasing production levels and improving the quality of its steel products. In addition, the Company believes that as a result of its planned capital expenditures of approximately $390 million over the five-year period beginning January 1, 1996 and efforts to improve its raw material supply agreements, it should be in a position to further lower its production costs.

     ESTABLISH LONG-TERM CUSTOMER RELATIONSHIPS. The Company believes that its proven ability to provide customer oriented service and high quality products and to meet the continually changing specifications of its automotive customers has permitted it to further penetrate the automotive industry. Until the Acquisition, Rouge Steel sold a small amount of steel to Chrysler and had no direct sales to GM. Currently, Chrysler and GM are among the Company's ten largest customers. In 1991, sales to the automotive industry represented approximately 48% of steel product revenues and the Company's automotive flat rolled market share was approximately 11.8%, while in the first nine months of 1996 such sales represented approximately 62% of steel product revenues and the Company's automotive flat rolled market share was approximately 13.3%.

     MAINTAIN FINANCIAL FLEXIBILITY. As of September 30, 1996, the Company had $104 million of cash and marketable securities, a $100 million revolving credit facility and no debt outstanding. The absence of any outstanding indebtedness, coupled with environmental indemnities and relief from certain retiree expenses the Company received in connection with the Acquisition, has provided the Company with greater financial flexibility than many of its competitors. The strength of the Company's balance sheet and its high degree of financial flexibility should allow it to pursue its business strategy throughout the economic cycle and to respond to the continually changing needs of its customers.

                            THE OFFERING OF THE DECS

     This Prospectus relates to             shares of Class A Common Stock, plus
up to an additional             shares of Class A Common Stock solely to cover
over-allotments, which may be delivered by Worthington or an affiliate thereof, at Worthington's option, pursuant to the terms of the DECS, which are being offered by Worthington pursuant to the DECS Prospectus. Worthington Industries, Incorporated ("Worthington Industries"), a wholly-owned subsidiary of Worthington, currently owns 5,527,600 shares of Class A Common Stock and 472,000 shares of Class B Common Stock. For a description of the relationship between Worthington and Rouge Steel, see "Security Ownership of Certain Beneficial Owners and Management," "Selling Stockholder" and "Certain Relationships and Related Transactions."

         SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA (DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER TON AND PER HOUR AMOUNTS)

                                                                                                 NINE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                                 SEPTEMBER 30,
                      ------------------------------------------------------------------     -------------------------
                         1991         1992         1993           1994           1995           1995           1996
                      ----------   ----------   ----------     ----------     ----------     ----------     ----------
                                                                                                    (UNAUDITED)
STATEMENT OF
  OPERATIONS DATA:
Total sales..........   $867,808     $984,006   $1,076,724     $1,236,053     $1,206,566       $901,440       $989,305
Costs of goods
  sold...............    833,903      939,921      987,969      1,103,984      1,082,077        792,760        925,503
Depreciation and
  amortization.......      4,125        5,520        7,005          8,736         11,083          8,333          9,611
Selling and
  administrative
  expenses...........     14,520       17,331       25,222         26,118         27,569         22,077         19,017
Operating income.....     15,260       21,234       56,528         97,215         85,837         78,270         35,174
Income before changes
  in accounting
  principles.........      6,969       14,085       53,015        105,614         94,663(1)      84,895(1)      31,860
Cumulative effect of
  changes in
  accounting
  principles.........         --      (19,203)        (876)            --             --             --             --
Net income (loss)....      6,969       (5,118)      52,139        105,614         94,663(1)      84,895(1)      31,860
Net income (loss)
  per share..........   $    .35     $   (.26)   $    3.26      $    5.21      $    4.37       $   3.92       $   1.46
Cash dividends
  declared per
  share..............         --           --           --            .06            .10            .07            .09
Weighted average
  shares
  outstanding........ 20,000,000   19,704,110   16,000,000     20,261,899     21,677,435     21,650,682     21,831,844
BALANCE SHEET DATA
  (AT END OF PERIOD):
Cash and marketable
  securities.........    $   914     $  1,025    $   6,194      $  79,558      $ 100,360       $ 76,485       $104,432
Working capital......    159,981      155,670       84,431        268,326        294,187        309,246        278,497
Total assets.........    422,892      423,694      464,865        616,777        672,508        673,633        754,568
Debt and capitalized
  lease obligation...    141,646      130,086       69,006             --             --             --             --
Stockholders'
  equity.............     37,200       30,164       79,637        295,711        393,854        381,841        425,574
OTHER DATA (FOR THE
  PERIOD EXCEPT WHERE
  INDICATED):
Net tons shipped
  (in thousands).....      2,178        2,425        2,472          2,643          2,542          1,860          2,177
Raw steel production
  (in thousands).....      2,463        2,813        2,856          3,000          2,921          2,209          2,040
Effective capacity
  utilization........         78%          83%         107%(2)        102%(2)         96%(2)         97%(2)         90%(2)
Continuously cast
  percentage.........         86           86           89             88             92             91             94
Number of employees
  at period-end(3)...      3,253        3,254        3,225          3,194          3,167          3,183          3,152
Average hourly labor
  rate...............   $  26.09     $  27.35    $   28.26(4)   $   30.02(4)    $  32.40(4)    $  32.88(4)    $  31.13(4)
Total sales per
  employee(3)........        267          302          334            387            381            378            418
Hours worked per net
  ton produced(3)....       3.47         3.25         3.10           2.92           3.14           3.09           2.81
Operating income per
  net ton shipped....    $     7      $     9    $      23      $      37      $      34      $      42        $    16
Capital
  expenditures.......     20,742       13,149       11,816         29,156         69,426         44,132         63,890

-------------------------
(1) Income before changes in accounting principles and net income for the nine months ended September 30, 1996 and the year ended December 31, 1995 include the after-tax effect of a $30.0 million gain from the settlement of litigation with the City of Dearborn.

(2) The effective capacities in 1993, 1994, 1995 and 1996 exclude 850,000 net tons of annual electric furnace capacity. The Company's electric furnaces have been idle since 1992.

(3) Includes all hourly and salaried employees.

(4) Includes $.60 per hour in 1993, $1.54 per hour in 1994, $1.94 per hour in 1995, $2.37 per hour in the first nine months of 1995 and $.65 per hour for the first nine months of 1996 paid or accrued pursuant to the Profit Sharing Plan for Hourly Employees.

                                  RISK FACTORS

     The Class A Common Stock offered hereby involves a substantial degree of risk. Prospective investors should consider carefully the following factors in addition to the other information set forth or incorporated by reference in this Prospectus in evaluating an investment in the shares of Class A Common Stock offered hereby.

CYCLICALITY OF THE STEEL INDUSTRY

     The steel industry is cyclical in nature and the domestic steel industry has been adversely affected in recent years by high levels of steel imports, worldwide production overcapacity, increased domestic and international competition, high labor costs and inefficient plants. Domestic steel industry earnings improved between 1987 and 1989, as compared to the prior four-year period, due, in part, to substantial restructurings (including the reduction of steel production capacity), the strength of the domestic economy and the decline of the U.S. dollar against foreign currencies. Industry demand softened toward the end of 1989 and was weak through the end of 1992. Price increases were implemented during 1993 and 1994 and demand for steel products remained strong through the second quarter of 1995. Despite strong demand, in the second half of 1995, prices fell. During 1996, demand has remained strong and, to some extent, prices have recovered. The Company expects downward pressure on prices and demand to occur in the future and there can be no assurance that the Company will continue to be profitable if such pressure persists.

EXCESS PRODUCTION CAPACITY

     According to the AISI, annual U.S. raw steel production capacity was reduced from approximately 154 million tons in 1982 to approximately 112 million tons in 1995. This reduction has resulted in higher utilization rates for the remaining production facilities. Average utilization of domestic industry capacity improved from approximately 82% in the 1987-1991 period to approximately 89% in the 1992-1995 period and to approximately 91% in the nine months ended September 30, 1996. Excess production capacity exists in certain product lines, including hot rolled and cold rolled sheet steel, in domestic markets and, to a greater extent, worldwide. Recent improvements in production efficiencies have begun to increase overall production capacity in the United States. The Company also expects the opening of new steel mills and coating facilities in 1996 and thereafter to materially increase overall production capacity. Industry overcapacity and continued capacity expansion have resulted in an intensely competitive environment which has exerted downward pressure on prices for certain of the Company's products. Additional improvements in production efficiencies and the addition of new steel mills and coating facilities may exert additional downward pressure on the prices of certain of the Company's products.

COMPETITION

     The steel market is highly competitive. Rouge Steel competes principally with a number of other integrated steel producers, some of which have more modern technology, broader product lines and lower raw material costs than Rouge Steel. The Company also competes with mini-mills. The Company competes principally on the basis of quality, price and the ability to meet customers' product specifications and delivery schedules.

     Foreign. Domestic steel producers face significant competition from foreign producers. The Company believes that foreign competition is intense and that this competition has adversely affected both product prices in the United States and tonnage sold by domestic producers. The intensity of foreign competition is affected significantly by fluctuations in the value of the U.S. dollar against foreign currencies. While the current weakness of the U.S. dollar relative to certain foreign currencies may have diminished this competition in the United States, there can be no assurance that this weakness will continue or that competition from foreign steel producers will not increase significantly. Many foreign steel producers are owned, controlled or subsidized by their governments. Accordingly, decisions by these foreign producers with respect to production and sales may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions.

     Domestic. The Company competes principally with other domestic integrated producers, many of which have substantially greater resources and market share than the Company. The Company and other domestic integrated producers also compete with mini-mills. Mini-mills are relatively efficient, low-cost producers that generally produce steel from scrap in electric furnaces, have lower employment and environmental costs than integrated producers and target regional markets. Mini-mills provide significant competition in certain products, including structural shapes, bars and rods (none of which are sold by Rouge Steel). Recently developed thin slab casting technologies have allowed mini-mills to enter certain flat rolled steel markets, which have traditionally been supplied by integrated producers. Fluctuations in the cost of scrap, the primary element in the production of steel by mini-mills, and the quality of the steel product produced by mini-mills could influence the ability of mini-mills to compete with domestic integrated producers.

     Steel Substitutes. In the case of many steel products, there is substantial competition from other products, including plastics, aluminum, ceramics, glass and concrete which may offer substitutes for steel in certain applications.

     See "Business -- Competition" for a more detailed discussion of the competitive factors affecting the Company.

SENSITIVITY OF RESULTS OF OPERATIONS TO REALIZED STEEL PRICES

     The Company's results of operations are significantly affected by relatively small variations (on a percentage basis) in the realized sales prices of its products, which depend both upon prevailing prices for steel and demand for particular products. During 1994, the Company shipped approximately 2.6 million net tons of steel products and recorded total sales of $1.24 billion, implying an average realized sales price per net ton of approximately $468. During 1995, the Company shipped approximately 2.5 million net tons and recorded total sales of approximately $1.21 billion, implying an average realized sales price per net ton of approximately $475. A one percent increase or decrease in the implied average realized price during 1994 and 1995 would have resulted in an increase or decrease in operating income of approximately $12.4 million or 12.7% and approximately $12.1 million or 14.1%, respectively.

POTENTIAL COSTS OF ENVIRONMENTAL COMPLIANCE

     The Company's facilities are subject to many federal, state and local laws, regulations, permits and consent agreements relating to the protection of human health and the environment, and the Company has made, and will continue to make, expenditures to comply with such provisions. The Company believes that its facilities are in material compliance with these laws and regulations and does not believe that future compliance with such laws and regulations will have a material adverse effect on its results of operations or financial condition. Environmental laws are becoming increasingly more stringent and, consequently, the Company's environmental capital expenditures and costs for environmental compliance may increase in the future. In addition, due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated. The Company's facilities have been in operation for many years and, over such time, the Company and other predecessor operators of such facilities may have generated and disposed of wastes which are or may be considered hazardous. However, the Company believes that it will not incur any material expenditures for liabilities from environmental conditions existing prior to the Acquisition because the Company has been indemnified by Ford through December 15, 2009 against all such claims and liabilities relating to such conditions.

     The costs for current and future environmental compliance may place domestic steel producers at a competitive disadvantage with respect to foreign steel producers, which are not subject to environmental requirements as stringent as those in the United States, and with respect to producers of materials that compete with steel, which may not be required to incur equivalent costs in their operations. See

"Business -- Environmental Control and Cleanup Expenditures" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Future Environmental Matters."

DEPENDENCE ON AUTOMOTIVE INDUSTRY AND UAW EMPLOYEES

     Sales of the Company's products directly to the automotive industry accounted for approximately 54%, 59%, 61% and 60% of the Company's total sales in 1993, 1994, 1995 and the nine months ended September 30, 1996, respectively. Such sales include sales to auto manufacturers and to manufacturers of automotive components and parts. The automotive industry experiences significant fluctuations in demand based on numerous factors such as general economic conditions and consumer confidence which are beyond the control of the Company. Any material deterioration in the sale of automobiles could have a material adverse effect on the Company's results of operations.

     The hourly employees of Rouge Steel are represented by the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, UAW (the "UAW"). Most of the hourly employees of the Company's competitors are represented by the United Steelworkers of America (the "USWA") and are subject to USWA-patterned agreements. The Company's UAW employees are currently working under a labor contract which expires on August 1, 2000 and contains no option to renegotiate prior to the expiration of its term. While the Company believes it maintains a good relationship with its employees and the UAW, there can be no assurance that this will continue to be the case. The automotive industry is subject, from time to time, to labor disputes. The contracts between the UAW and Ford, Chrysler and GM expired as of September 14, 1996 and while automotive workers and the UAW have agreed to a contract with Ford and Chrysler and a new contract is being negotiated with GM, there can be no assurance that a new contract will be agreed to with GM or that the current work stoppage at certain of GM's facilities will not have a material adverse effect on the Company's results of operations. In addition, the Company is located adjacent to a Ford facility and any work stoppage by UAW employees in the automobile industry, specifically at the Ford facility, could adversely impact the Company. While the Company's labor agreement with the UAW specifically prohibits, and pledges UAW efforts to avert, such a work stoppage, there can be no assurance that a disruption will not occur. Any such disruption could have a material adverse effect on the Company's results of operations. See "Business -- Markets and Customers."

RELIANCE ON CERTAIN CUSTOMERS

     The Company's largest customers are Ford and Worthington. Ford accounted for approximately 31% of the Company's total sales in each of 1993, 1994 and 1995 and 30% of total sales in the nine months ended September 30, 1996. Worthington accounted for approximately 16%, 15%, 14% and 12% of the Company's total sales in each of these periods, respectively. The loss of Ford or Worthington as a customer, or a significant reduction in the business generated by Ford or Worthington, would have a material adverse effect on the Company's results of operations. Sales to Ford are made pursuant to a ten-year purchase contract expiring in 1999 and sales to Worthington are made pursuant to a purchase contract expiring in 2003. Both contracts are subject to the Company's ability to meet each customer's quality, delivery, price and other specifications. See "Business -- Markets and Customers" and "Certain Relationships and Related Transactions."

RISKS RELATED TO UNCERTAINTY OF JOINT VENTURE AND PROCESSING ARRANGEMENTS

     Historically, the Company has grown by increasing sales to existing customers, aggressively pursuing new customers and, in response to customer needs, acquiring and improving facilities and services in order to upgrade its steel products and increase the range of value-added services and steel products it can offer. Recently, the Company has begun to focus on strategic joint ventures and processing arrangements as vehicles for pursuing growth. As part of this strategy, the Company anticipates forming the strategic joint ventures and entering into the processing arrangement described elsewhere in this Prospectus that are intended to broaden the Company's ability to supply higher margin, value-added products and, to a lesser extent, to provide it with an additional outlet for its hot rolled and cold rolled steel. The joint ventures and the processing arrangement are subject to negotiation and execution of definitive documentation and there can be no assurance that any agreement will be reached by the parties to these arrangements or that, if reached, the terms thereof will be as described elsewhere in this Prospectus or will otherwise be favorable to the Company, or that the joint ventures or the processing arrangement will be completed or be profitable to the Company. See "Business -- Joint Ventures and Processing Arrangement."

SUBSTANTIAL CAPITAL EXPENDITURE REQUIREMENTS

     The Company operates in a capital intensive industry. During the past 15 years approximately $1.0 billion has been invested in the Company to maintain and upgrade the Company's facilities and tighten control over its manufacturing processes. This level of capital expenditures was needed to maintain production capacity, improve productivity, and upgrade selected facilities to meet competitive requirements and maintain compliance with environmental laws and regulations. During the five-year period commencing January 1, 1996, the Company's strategic plan provides for approximately $390 million in capital expenditures for facilities improvement and investment in joint ventures. These plans include adding a raw material handling system in the Company's blast furnace area, upgrading and maintaining its finishing facilities, including its hot strip mill and cold reduction mill, installing a new pickle line and upgrading one of its existing pickle lines, undertaking a full and partial reline of its blast furnaces and investing in strategic joint ventures. The Company believes it will be able to fund these expenditures through earnings, available cash and marketable securities, borrowings or other external financing. However, there can be no assurance that the Company will have adequate funds to make all required capital expenditures or that the amount of future capital expenditures will not be materially in excess of the Company's plan. In addition, the failure to make certain expenditures may lead to significant production outages and have a material adverse effect on the financial condition and results of operations of the Company. See "-- Risks Related to Equipment Outages and the Manufacturing Processes."

COST AND AVAILABILITY OF RAW MATERIALS

     Rouge Steel's operations require substantial amounts of raw materials and energy, including coke, iron ore pellets, steel scrap, natural gas, electricity, steam, oxygen, zinc and nitrogen. During 1996, the Company has also been required to purchase steel slabs. The price and availability of these materials are susceptible to market conditions. Furthermore, worldwide competition in the steel industry has frequently limited the ability of steel producers to raise finished product prices to recover higher raw material costs. Rouge Steel's future results of operations may be adversely affected to the extent it is unable to pass on higher raw material costs to its customers. See
"Business -- Raw Materials and Energy Sources."

     Coke. The Company uses a substantial amount of coke in the production of its steel. The Company does not produce coke and, as a consequence, relies upon outside sources. During the past ten years, coke capacity in the United States has been reduced. Due to the environmental liabilities associated with operating coke ovens, the Company expects coke capacity to be reduced even further during the next ten years. The coke shortage that may result from the reduction in capacity may cause the price the Company pays for coke to increase which may adversely affect the Company's results of operations. See "Business -- Raw Materials and Energy Sources."

     Steel Slabs. As a result of the Company's decrease in production due to blast furnace lining deterioration and weather-related delays during the first quarter of 1996, the Company has been required to purchase a substantial number of steel slabs. The market for steel slabs is highly competitive and subject to price volatility influenced by periodic shortages, freight costs and other market conditions beyond the Company's control. In addition, any increase in the price of steel slabs may adversely affect the Company's results of operations. See "-- Risks Related to Equipment Outages and the Manufacturing Processes" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

POSSIBLE INCREASED COSTS RELATED TO EVELETH TACONITE COMPANY

     Eveleth Taconite Company ("Eveleth"), a corporation owned 85% by the Company and 15% by Oglebay Norton Company ("Oglebay"), produces iron ore pellets at Eveleth Mines through collective operating agreements (the "Eveleth Mines Agreements") with Eveleth Expansion Company ("EXCO"), a partnership composed of wholly-owned subsidiaries of Oglebay, AK Steel Corporation ("AKS") and Stelco, Inc. ("Stelco"). Over the last several years, Eveleth and EXCO have been operating under amendments to the Eveleth Mines Agreements, which will terminate on December 31, 1996 (the "1991 Amendments"). As a result of the 1991 Amendments, the Company is responsible for only 42% of the fixed costs incurred by Eveleth Mines and could acquire iron ore pellets from Eveleth at less than the fully allocated cost of production.

     In December, 1995, Oglebay and AKS elected to terminate the 1991 Amendments, and in January, 1996, Oglebay resigned as manager of Eveleth Mines, each effective December 31, 1996. Oglebay has subsequently stated that following December 31, 1996, it desires to terminate its relationship with Eveleth Mines. The owners of Eveleth Mines, including the Company, are in the process of negotiating definitive agreements for the restructuring of the ownership of Eveleth Mines. It is anticipated that Eveleth Mines will be restructured with Rouge Steel acquiring, through Eveleth, a 45% interest in Eveleth Mines. The remaining owners, including Rouge Steel, would then collectively operate Eveleth Mines through a limited liability company.

     Absent a restructuring of the operation, termination of the 1991 Amendments will result in the operation of Eveleth Mines reverting to the terms of the Eveleth Mines Agreements thereby increasing the Company's fixed costs in future operating periods with respect to iron ore pellets acquired from Eveleth. In addition, the Eveleth Mines Agreements include a provision permitting either Eveleth or EXCO to cause Eveleth and EXCO to operate Eveleth Mines using solely each partner's own facilities to manufacture pellets rather than the currently combined pelletizing facilities of Eveleth and EXCO, resulting in increased production costs (referred to herein as a "Rollback"). In January, 1996, certain of EXCO's partners tendered a Rollback notice which, if not revoked, could cause a Rollback to occur on January 1, 1997.

     However, in November, 1996, the Company, along with the other owners of Eveleth Mines, reached tentative agreement, subject to execution of definitive documentation, on the terms and conditions upon which a restructuring of Eveleth Mines will occur. The transaction is expected to be completed during December, 1996. The restructuring of Eveleth Mines and any subsequent resulting actions may affect the cost and availability of iron ore pellets and recognition of other obligations relating to Eveleth Mines. Failure to complete the restructuring of Eveleth Mines could have a material adverse effect on the Company's results of operations in future reporting periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview," and "Business -- Raw Materials and Energy Sources."

RISKS RELATED TO EQUIPMENT OUTAGES AND THE MANUFACTURING PROCESSES

     The Company's manufacturing processes are dependent upon certain critical pieces of steelmaking equipment, such as its blast furnaces and continuous caster, which on occasion may be out of service due to routine scheduled maintenance or as the result of equipment failures. This interruption in the Company's production capabilities could result in fluctuations in the Company's quarterly total sales and income. The most significant scheduled maintenance outages involve the major relining of the Company's blast furnaces, which is scheduled approximately every ten years and typically takes approximately 70 days, or partial relining, which is scheduled approximately seven years after a major reline and typically takes approximately 40 days. Other routine scheduled maintenance or equipment failures could limit the Company's production for a period of several days to several weeks. During and, in the case of scheduled maintenance, prior to an outage of a blast furnace, the Company may be required to purchase steel slabs from other manufacturers to compensate for production losses from the outage. These purchases, together with fixed overhead related to blast furnace operations, may adversely affect the Company's costs of goods sold and results of operations for such periods. Moreover, the market for purchasing steel slabs is highly competitive and subject to price volatility influenced by periodic shortages (due to increased demand by foreign and domestic users), freight costs and other market conditions largely beyond the Company's control. There can be no assurance that the Company will be able to absorb any future increases in slab prices in the sale price of its steel products. If the Company were unable to absorb any such increases, its profit margins on its steel products would decrease. The Company completed a partial reline of its "C" blast furnace, the larger of its two operational furnaces, in late October 1996. The outage which resulted from the reline had a negative impact on results of operations in the third quarter of 1996 and is expected to have a negative impact on results of operations in the fourth quarter of 1996. The Company's "B" blast furnace is scheduled for a major reline in the third quarter of 1997 which is expected to have a similar negative impact on the Company's results of operations during and immediately following the outage.

     The Company maintains $2.2 billion of property damage insurance and $100 million of business interruption insurance covering losses resulting from production shutdowns caused by equipment failures. Although, to date, the Company has experienced no equipment failures or scheduled maintenance that have resulted in the complete shutdown of its steelmaking production for a significant period of time, no assurance can be given that a material shutdown will not occur in the future. In addition, because the Company's operations are located at a single-site facility it may be vulnerable to a complete shutdown caused by a single catastrophic event. See "Business -- Operations."

     Rouge Steel's hot strip mill, installed in 1974, is a 68-inch wide continuous mill. Many hot strip mills that provide automotive grade steel are up to 80 inches wide. While the Company does not believe that the narrower width of its mill adversely affects the quality or marketability of its steel products or its ability to compete effectively and maintain its profitability, the Company cannot produce certain of the larger automotive panels and frames which may have the effect of limiting its penetration into certain markets.

CONTROL BY PRINCIPAL STOCKHOLDERS

     As of August 31, 1996, the two largest shareholders of Rouge Steel were Carl L. Valdiserri, Chairman and Chief Executive Officer of the Company, and Worthington. Mr. Valdiserri owns 8,769 shares of Class A Common Stock and 7,390,400 shares of Class B Common Stock. Worthington owns 5,527,600 shares of Class A Common Stock and 472,000 shares of Class B Common Stock. Under the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), the Class A Common Stock and the Class B Common Stock are entitled to the same rights and preferences, except with respect to voting power. Generally, the Class A Common Stock will vote together with the Class B Common Stock as one class on all matters submitted for a vote of stockholders, including the election of directors, except as otherwise required by law. The Class A Common Stock is entitled to one vote per share and the Class B Common Stock is entitled to 2.5 votes per share, which results in Mr. Valdiserri having a 54.8% voting interest in the Company on all matters. Accordingly, Mr. Valdiserri has the power to elect the entire Board of Directors of the Company and determine the outcome of matters, other than the sale of the Company, submitted to stockholders for approval. Worthington has a 19.9% voting interest and will continue to vote its shares of Common Stock unless and until it delivers such shares pursuant to the terms of the DECS or otherwise disposes of such shares.

     In addition, the Amended and Restated Stockholders Agreement, (as defined under "Certain Relationships and Related Transactions -- The Amended and Restated Stockholders Agreement"), provides that (i) if and so long as Worthington owns at least 18% or 9% of the Company's outstanding Common Stock on a fully diluted basis, Mr. Valdiserri will vote his Common Stock in favor of two directors or one director, respectively, designated by Worthington and (ii) if and so long as Mr. Valdiserri owns at least 27%, 18% or 9% of the Company's outstanding Common Stock on a fully diluted basis, Worthington will vote its shares of Common Stock in favor of three directors, two directors or one director, respectively, designated by Mr. Valdiserri. Effective August 1, 1996, Messrs. Malenick and Klisares, Worthington's designees on the Board of Directors, resigned their positions as directors of the Company and Worthington notified the Company and Mr. Valdiserri that Worthington will not appoint designees pursuant to the Amended and Restated Stockholders Agreement to fill the resulting vacancies as long as any of the DECS remain outstanding, although Worthington has retained the right to do so after such time, and has retained a 19.9% voting interest in the Company on all matters. In addition, the Company's Certificate of Incorporation provides that, upon Mr. Valdiserri's death or permanent disability or upon Mr. Valdiserri's voluntary retirement as Chairman of the Board of Directors of the Company, Mr. Valdiserri's Class B Common Stock will automatically be converted into an equal number of shares of Class A Common Stock. After this automatic conversion and assuming there have been no changes in the current capitalization of the Company, Worthington would have a 29.7% voting interest in the Company on all matters. See "Security Ownership of Certain Beneficial Owners and Management," "Certain Relationships and Related Transactions" and "Description of Capital Stock -- Common Stock -- Voting Rights."

ANTITAKEOVER MATTERS

     Certain provisions of the Company's Certificate of Incorporation and by-laws, as well as provisions of the Delaware General Corporation Law, may have the effect of delaying or preventing transactions involving a change of control of the Company, including transactions in which stockholders might otherwise receive a substantial premium for their shares over then current market prices, and may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. For example, under the Certificate of Incorporation, the Board of Directors is authorized to issue one or more classes of preferred stock having such designations, rights and preferences as may be determined by the Board. The Certificate of Incorporation also provides that the affirmative vote of the holders of at least two-thirds of the voting power of all outstanding shares of Common Stock is required in order to approve any merger, consolidation or sale of substantially all of the assets of the Company. In addition, the Directors are divided into three classes, each having a term of three years, with the term of one class expiring each year. A Director may be removed from office for cause by the holders of a majority of the voting power of the outstanding Common Stock. These provisions could delay the replacement of a majority of the Directors and have the effect of making changes in the Board of Directors more difficult than if such provisions were not in place. See "Description of Capital Stock" for additional information regarding these and certain other antitakeover provisions adopted by the Company.

DEPENDENCE ON KEY MANAGEMENT

     The Company's ability to maintain its competitive position is dependent upon the management and leadership skills of Carl L. Valdiserri, the Company's Chairman and Chief Executive Officer, and other members of the Company's senior management team. The loss of any of these individuals or an inability to attract, retain and maintain additional qualified personnel could adversely affect the Company. The Company does not maintain key man life insurance on any of the members of its senior management. There can be no assurance that the Company will be able to retain its existing senior management personnel or to attract additional qualified personnel.

SHARES ELIGIBLE FOR FUTURE SALE

     As of August 31, 1996, the two largest shareholders of Rouge Steel, Mr. Valdiserri and Worthington, together owned approximately 61.3% of the Common Stock outstanding. Worthington has the right to cause delivery of a portion of
the Class A Common Stock owned by a subsidiary (representing    % of the Common
Stock and    % of the Class A Common Stock outstanding) pursuant to the terms of the DECS. Except as described below, all of the shares of Common Stock owned by Mr. Valdiserri and Worthington will continue to be tradable in the open market subject to the volume, manner of sale and notice requirements of Rule 144, promulgated under the Securities Act, or without such requirements or limitations through the exercise of registration rights available under the
Stockholders Agreement. Beginning on                ,           of the shares of
Common Stock owned by Worthington will become tradable in the open market without regard to the requirements of Rule 144 set forth above.

     Sales of substantial amounts of Common Stock in the public or private market, or the perception that such sales may occur, could have a material adverse effect on the market price of the Class A Common Stock.

IMPACT OF THE DECS ON THE MARKET FOR THE COMMON STOCK

     It is not possible to predict accurately how or whether any market that develops for the DECS will influence the market for the Class A Common Stock. For example, the price of the Class A Common Stock could become more volatile and could be depressed by investors' anticipation of the potential distribution into the market of substantial additional amounts of Class A Common Stock upon the maturity of the DECS, by possible sales of Class A Common Stock by investors who view the DECS as a more attractive means of equity participation in Rouge Steel and by hedging or arbitrage trading activity that may develop involving the DECS and the Class A Common Stock.

POSSIBLE LIMITATION ON USE OF TAX BENEFIT CARRYFORWARDS

     As of September 30, 1996, for federal income tax purposes, the Company had carryover credits for prior year minimum taxes of approximately $23.1 million. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), utilization of tax benefit carryforwards is subject to significant limitations after an "ownership" change as defined in Section 382(g) of the Code and regulations thereunder. Under current law, a possibility exists that the DECS offering could result in an ownership change that would limit the amount of regular tax in any annual period that could be offset with the prior year minimum tax credits to approximately $8.8 million, based on certain assumptions as to the value of the Company's stock. In any event, the DECS offering will make it more likely that future transactions affecting the Company's stock would cause such an ownership change.

FORWARD-LOOKING INFORMATION

     This Prospectus contains various forward-looking statements based on assumptions made by and information currently available to management. When used in this document, the words "expect," "believe," "estimate," "project" and similar expressions are intended to identify forward looking statements. The Company wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established in the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks, uncertainties and assumptions including those identified in this section. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected, believed, estimated or projected. Additionally, new risk factors may emerge from time to time and management cannot predict such risk factors, nor can it assess the impact, if any, of such risk factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements.

                                USE OF PROCEEDS

     All of the shares of Class A Common Stock to which this Prospectus relates may be delivered by Worthington or an affiliate thereof, at Worthington's option, pursuant to the terms of the DECS that are being offered by Worthington pursuant to the DECS Prospectus. Rouge Steel will not receive any of the proceeds from the sale of the DECS or delivery thereunder of the shares of Class A Common Stock to which this Prospectus relates.

               PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDENDS

     The following table sets forth, for the periods indicated, the high and low sales prices of the Class A Common Stock on the NYSE as reported in the consolidated transaction reporting system, and the dividends paid.

                                                                 HIGH      LOW      DIVIDENDS PAID
                                                                ------    ------    --------------
1994
First Quarter (from March 29)................................   $23.00    $21.00         $ --
Second Quarter...............................................    29.63     19.75           --
Third Quarter................................................    34.25     27.00          .02
Fourth Quarter...............................................    32.38     24.25          .02
1995
First Quarter................................................   $30.75    $21.88         $.02
Second Quarter...............................................    25.88     20.75          .02
Third Quarter................................................    27.38     23.13          .02
Fourth Quarter...............................................    24.50     19.75          .03
1996
First Quarter................................................   $25.13    $22.00         $.03
Second Quarter...............................................    23.38     21.13          .03
Third Quarter................................................    23.13     19.13          .03
Fourth Quarter (through November 14).........................    22.13     20.13          .03

     As of August 31, 1996, there were (i) 13,987,929 shares of Class A Common Stock issued and outstanding and held by approximately 7,000 stockholders of record, and (ii) 7,862,400 shares of Class B Common Stock issued and outstanding and held by two stockholders of record. As of August 31, 1996, Carl L. Valdiserri and Worthington held 7,390,400 and 472,000 shares, respectively, of Class B Common Stock. The principal market for the Class A Common Stock is the NYSE where it has been listed for trading under the symbol "ROU" since March 29, 1994. The Class B Common Stock is not listed for trading on any securities exchange.

     The Company's Certificate of Incorporation provides that (i) no dividends be paid on the Class B Common Stock unless a dividend (equal to the dividend declared and paid to the holders of Class B Common Stock) is declared and paid on the Class A Common Stock and (ii) any dividend paid on the Class B Common Stock will be paid only in shares of Class A Common Stock or cash. Holders of Class A Common Stock and Class B Common Stock will be entitled to share ratably, as a single class, in any dividends paid on the Common Stock. The declaration and payment of dividends on the Common Stock will be subject to a quarterly review by the Board of Directors of the Company. The timing and amount of dividends, if any, will depend, among other things, on the Company's funding obligations with respect to profit sharing plans, results of operations, financial condition, cash requirements, restrictions, if any, in loan agreements, obligations with respect to preferred stock, if any, and other factors deemed relevant by the Board of Directors. The holders of outstanding shares of Class A Common Stock and Class B Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of Rouge Steel at September 30, 1996.

                                                                             SEPTEMBER 30, 1996
                                                                             ------------------
                                                                                (DOLLARS IN
                                                                                 THOUSANDS)
Long-term debt............................................................              --
                                                                                  --------
Minority interest.........................................................        $  7,035
                                                                                  --------
Stockholders' equity:
  Preferred stock, no par value; 8,000,000 shares authorized; no shares
     issued and outstanding...............................................              --
  Common stock, $.01 par value:
     Class A, 80,000,000 shares authorized with 13,997,561 issued and
      outstanding.........................................................             140
     Class B, 8,690,400 shares authorized, with 7,862,400 issued and
      outstanding.........................................................              79
  Capital in excess of par value..........................................         126,071
  Retained earnings.......................................................         301,474
  Additional minimum pension liability....................................          (2,190)
                                                                                  --------
     Total stockholders' equity...........................................         425,574
                                                                                  --------
          Total capitalization............................................        $432,609
                                                                                  ========

         SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA (DOLLARS IN THOUSANDS EXCEPT PER SHARE, PER TON AND PER HOUR AMOUNTS)

     The Statement of Operations Data and Balance Sheet Data in the following table present selected historical consolidated financial information derived from the historical consolidated financial statements of the Company as of and for each of the years in the five-year period ended December 31, 1995 and as of and for the nine months ended September 30, 1995 and 1996. This information should be read in conjunction with the historical consolidated financial statements of the Company and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The results for interim periods are not necessarily indicative of results that may be expected for the full year.

                                                                                                    NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                               SEPTEMBER 30,
                           ------------------------------------------------------------------    ------------------------
                              1991         1992         1993           1994           1995          1995          1996
                           ----------   ----------   ----------     ----------     ----------    ----------    ----------
                                                                                                       (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
Total sales..............    $867,808     $984,006   $1,076,724     $1,236,053     $1,206,566      $901,440      $989,305
Operating income.........      15,260       21,234       56,528         97,215         85,837        78,270        35,174
Net interest income
  (expense)..............     (18,329)     (14,166)     (11,210)        (2,546)         5,413         3,654         4,165
Income tax (provision)
  benefit................          --          453        6,726          8,282        (33,455)      (30,869)      (12,219)
Income before changes in
  accounting
  principles.............       6,969       14,085       53,015        105,614         94,663(1)     84,895(1)     31,860
Net income (loss)........       6,969       (5,118)      52,139        105,614         94,663(1)     84,895(1)     31,860
PER SHARE DATA:
Income before changes in
  accounting
  principles.............    $    .35     $    .71   $     3.31     $     5.21     $     4.37      $   3.92      $   1.46
Net income (loss)........         .35         (.26)        3.26           5.21           4.37          3.92          1.46
Cash dividends declared
  per share..............          --           --           --            .06            .10           .07           .09
Weighted average shares
  outstanding............  20,000,000   19,704,110   16,000,000     20,261,899     21,677,435    21,650,682    21,831,844
BALANCE SHEET DATA
  (AT END OF PERIOD):
Cash and marketable
  securities.............     $   914     $  1,025    $   6,194      $  79,558      $ 100,360      $ 76,485      $104,432
Working capital..........     159,981      155,670       84,431        268,326        294,187       309,246       278,497
Property, plant and
  equipment, net.........      59,888       64,718       68,996         80,355        135,667       113,819       189,414
Total assets.............     422,892      423,694      464,865        616,777        672,508       673,633       754,568
Debt and capitalized
  lease obligation.......     141,646      130,086       69,006             --             --            --            --
Stockholders' equity.....      37,200       30,164       79,637        295,711        393,854       381,841       425,574
OTHER DATA (FOR THE
  PERIOD EXCEPT WHERE
  INDICATED):
Net tons shipped (in
  thousands).............       2,178        2,425        2,472          2,643          2,542         1,860         2,177
Raw steel production (in
  thousands).............       2,463        2,813        2,856          3,000          2,921         2,209         2,040
Effective capacity
  utilization............          78%          83%         107%(2)        102%(2)         96%(2)        97%(2)        90%(2)
Continuously cast
  percentage.............          86           86           89             88             92            91            94
Number of employees at
  period end(3)..........       3,253        3,254        3,225          3,194          3,167         3,183         3,152
Average hourly labor
  rate...................    $  26.09     $  27.35    $   28.26(4)   $   30.02(4)   $   32.40(4)   $  32.88(4)   $  31.13(4)
Total sales per
  employee(3)............         267          302          334            387            381           378           418
Hours worked per net ton
  produced(3)............        3.47         3.25         3.10           2.92           3.14          3.09          2.81
Operating income per net
  ton shipped............    $      7     $      9    $      23      $      37      $      34      $     42      $     16
Capital expenditures.....      20,742       13,149       11,816         29,156         69,426        44,132        63,890

-------------------------
(1) Income before changes in accounting principles and net income for the nine months ended September 30, 1996 and the year ended December 31, 1995 include the after-tax effect of a $30.0 million gain from the settlement of litigation with the City of Dearborn.
(2) The effective capacities in 1993, 1994, 1995 and 1996 exclude 850,000 net tons of annual electric furnace capacity. The Company's electric furnaces have been idle since 1992.
(3) Includes all hourly and salaried employees.
(4) Includes $.60 per hour in 1993, $1.54 per hour in 1994, $1.94 per hour in 1995, $2.37 per hour in the first nine months of 1995 and $.65 per hour for the first nine months of 1996 paid or accrued pursuant to the Profit Sharing Plan for Hourly Employees.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

OVERVIEW

     Rouge Steel is an integrated producer of high quality, flat rolled carbon steel products consisting of hot rolled, cold rolled and electrogalvanized steel. In recent years, the Company has emphasized the production of value-added flat rolled carbon steel products that require additional processing and generally command higher margins than commodity flat rolled carbon steel products. The Company's products generally, and its value-added products specifically, are sold primarily to customers in the automotive industry who have exacting quality, delivery and service requirements. The Company also sells its products to steel converters, service centers and other end users.

     Since the Acquisition, Rouge Steel's current management has transformed the Company from an adjunct to Ford's automotive manufacturing business into an independent, debt-free, market-driven business. In order to strengthen relationships with existing customers and establish relationships with new customers, the Company has focused on a number of strategies designed to improve the quality of its products, increase the efficiency of its operations, reduce operating expenses and improve its product mix, including increased sales of higher margin value-added steel products. The Company has reported net income every year since the Acquisition except 1992 when the impact of changes in accounting principles resulted in a $5.1 million loss. Following the Acquisition, Rouge Steel has undertaken a capital investment program designed to improve quality, product mix and productivity. In 1995, the Company and USS expanded the capacity of Double Eagle, which has permitted Rouge Steel to produce an additional 52,500 net tons of value-added electrogalvanized steel product annually. In 1996, the Company launched the second LRF and the third strand of its continuous caster. These additions permit Rouge Steel to refine and continuously cast 100% of its liquid steel and eliminate the need to utilize the higher cost, lower quality ingot process. Management anticipates that these two facilities will permit the production of a greater proportion of value-added steel. During the five-year period commencing January 1, 1996, the Company's strategic plan provides for approximately $390 million in capital expenditures for facilities improvement and investment in joint ventures. In addition to the recently completed caster strand and the LRF, these plans include adding a raw material handling system in the Company's blast furnace area, upgrading and maintaining its finishing facilities, including its hot strip mill and cold reduction mill, installing a new pickle line and upgrading one of its existing pickle lines, undertaking a full and partial reline of its blast furnaces and investing in strategic joint ventures.

     The Company expects the cost of the partial reline of its "C" blast furnace and other furnace improvements, including an upgraded cooling system, which were completed in late October 1996 to be approximately $23 million. In addition to the "C" furnace partial reline, the Company has scheduled a major reline of its "B" blast furnace in late September 1997, at an anticipated cost to the Company of approximately $40 million. While in the short term, the outages caused by the recently completed reline of the Company's larger "C" blast furnace and the scheduled reline of its "B" blast furnace will have a negative impact on the Company's results of operations, upon completion, these projects, together with the addition of the raw material handling system, are expected to increase annual blast furnace capacity by approximately 20% from the second quarter 1996 level. See "Risk Factors -- Risks Related to Equipment Outages and the Manufacturing Processes."

     Rouge Steel's operations are subject to the cyclicality of the steel industry and the domestic economy as a whole. Domestic steel industry production fell to approximately 87.9 million tons in 1991 from an annual average during the prior three-year period of approximately 98.9 million tons, a decrease of approximately 11.1%. This decrease was due primarily to a deterioration of general economic conditions and decreased demand for durable goods. For instance, the production of domestic cars and trucks in 1991 fell to 8.8 million units from an annual average during the prior three-year period of

10.6 million units. Consistent with these trends in the steel industry, the Company's raw steel production in 1991 fell to 2.5 million tons from an average of 2.9 million tons during the prior three-year period. Commencing in December 1991, the steel industry experienced a recovery in raw steel production and finished shipments. Production and shipments continued an upward trend through 1995 and the first nine months of 1996. Domestic raw steel production increased approximately 19.4% to 104.9 million tons in 1995 from 87.9 million tons in 1991. Finished shipments increased over the same periods to 97.5 million tons from 78.8 million tons, an increase of approximately 23.7%. Domestic raw steel production and finished shipments in the first nine months of 1996 were 78.5 million tons and 75.5 million tons, respectively. Given the inherent cyclicality of the domestic steel industry, the Company believes it is important to maintain financial flexibility in order to take advantage of opportunities to reduce costs and upgrade the quality and mix of its products. The absence of any debt combined with Rouge Steel's plan to reduce its operating costs result in the Company being well positioned to continue to pursue its business strategy throughout the economic cycle and to respond to the continually changing needs of its customers.

     The following table summarizes the annual raw steel capacity, raw steel production, utilization rates and finished shipment information for the domestic steel industry (as reported by the AISI) and for Rouge Steel for the years from 1991 through 1995 and for the nine months ended September 30, 1995 and 1996.

                                                                                NINE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                          -----------------------------------------------       -----------------
                          1991     1992     1993        1994        1995        1995        1996
                          -----    -----    -----       -----       -----       -----       -----
                                        (TONS IN MILLIONS)
DOMESTIC INDUSTRY
  Raw steel capacity..... 117.6    113.1    109.9       108.2       112.5        83.9        86.8
  Raw steel production...  87.9     92.9     97.9       100.6       104.9        77.2        78.5
  Utilization............  74.7%    82.2%    89.1%       93.0%       93.3%       92.0%       90.5%
  Finished shipments.....  78.8     82.2     89.0        95.1        97.5        72.8        75.5
ROUGE STEEL
  Raw steel capacity.....   3.2      3.4      2.7(1)      2.9(1)      3.0(1)      2.3(1)      2.3(1)
  Raw steel production...   2.5      2.8      2.9         3.0         2.9         2.2         2.0
  Utilization............  78.1%    83.4%   106.7%(1)   101.7%(1)    96.2%(1)    97.3%(1)    89.7%(1)
  Finished shipments.....   2.2      2.4      2.5         2.6         2.5         1.9         2.2

-------------------------
(1) Excludes 850,000 net tons of annual electric furnace capacity in 1993, 1994, 1995 and 1996. The Company's electric furnaces have been idle since June 1992.

     The cyclicality of the steel industry and the domestic economy affects the prices for which the Company sells its steel products. To protect itself from the volatile nature of prices in the domestic steel industry, the Company sells approximately two-thirds of its steel products pursuant to fixed price contracts, under which prices are typically set annually. In 1991, when domestic steel industry production and shipments were low, the Company's steel product prices reached a nine-year low. In 1993, prices began to rise and in 1994 they reached the highest level since 1982. By mid-1995, however, prices began to soften despite the continuing strong demand for the Company's products. During the second half of 1995, the Company lost approximately one-half of the pricing gains which it realized in 1993 and 1994. Prices have made a modest recovery in the first nine months of 1996, but have not reached 1994 levels. Rouge Steel does not expect prices to increase significantly in the next two years partially because of the increased capacity which will result when new mini-mills and coating facilities begin production. In order to continue to improve its margins, the Company intends to increase its production of value-added steel for the automotive markets.

     Total Sales. The Company's total sales are a function of net tons shipped, prices and mix of products. The following table sets forth the percentage of the Company's steel product revenues represented by each of its product types for each of the years from 1991 through 1995 and for the first nine months of 1995 and 1996.

                                                                                     NINE MONTHS
                                                                                   ENDED SEPTEMBER
                                            YEAR ENDED DECEMBER 31,                      30,
                                 ---------------------------------------------     ---------------
                                 1991      1992      1993      1994      1995      1995      1996
                                 -----     -----     -----     -----     -----     -----     -----
Hot rolled....................    52.1%     48.8%     47.5%     48.8%     49.8%     49.1%     48.2%
Cold rolled...................    31.7      32.4      32.9      30.3      28.4      29.0      29.8
Electrogalvanized.............    16.2      18.8      19.6      20.9      21.8      21.9      22.0
                                 -----     -----     -----     -----     -----     -----     -----
     Total....................   100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
                                 =====     =====     =====     =====     =====     =====     =====

     During periods of high demand, the Company ships all of the steel products it has the capacity to produce. The Company has been, and intends to continue, increasing its capacity so it will be positioned to take advantage of any increased demand. In order to more fully utilize its hot strip mill and finishing facilities, the Company intends to continue to increase its steel slab production capability in a cost-effective manner by expanding the capacity of its existing blast furnaces and utilizing the capability of its recently expanded continuous caster. In the past five years, the Company has increased its blast furnace production rate by utilizing improved raw materials, fuels and energy sources and upgrading blast furnace operating procedures. In May 1996, Rouge Steel placed into service the third strand of its continuous caster, which allows the Company to continuously cast 100% of its liquid steel and eliminates the need to utilize the higher cost, lower quality ingot process. To maximize the continuous caster's capability, the Company intends to further increase blast furnace efficiency and capacity by adding a new raw material handling system and by fully relining its smaller "B" blast furnace in the next 12 months. While in the short term, the outages caused by the recently completed partial reline of the Company's larger "C" blast furnace and the scheduled reline of the its "B" blast furnace will have a negative impact on the Company's results of operations, upon completion, these projects, together with the addition of the raw material handling system, are expected to increase annual blast furnace capacity by approximately 20% from the second quarter 1996 level. As a result of placing the third strand of the continuous caster into service and increasing blast furnace capacity, the Company believes that its steel slab production capacity will increase to approximately 3.5 million net tons annually.

     In addition to increasing finished capacity, the Company intends to continue to improve product mix by increasing the capacity of its value-added facilities. For example, the expansion of Double Eagle in 1995 allowed Rouge Steel to increase shipments of value-added electrogalvanized steel products. Total shipments will not necessarily increase, but they are expected to include a higher proportion of value-added products. Likewise, the Company's expenditures on joint ventures will not necessarily allow total shipments to increase, but by permitting the Company to produce additional coated and blanked steel products, the joint ventures are expected to improve Rouge Steel's product mix.

     Approximately two-thirds of the Company's total sales are made pursuant to fixed price contracts, under which prices are typically set annually. These fixed price contracts are predominantly with automotive customers and, while these contracts may protect the Company against price declines, they limit the ability of the Company to raise prices during the contract year.

     Sales to affiliates are comprised primarily of sales to Worthington, Rouge Steel's second largest customer and shareholder. Worthington owns approximately 27.5% of the Company's Common Stock which, until August 29, 1996, represented a voting interest of 22.8%. On August 29, 1996, Worthington converted a portion of its Class B Common Stock to Class A Common Stock, which reduced its voting interest to 19.9%.

     Costs of Goods Sold. The principal elements constituting Rouge Steel's costs of goods sold are raw materials, labor and energy. Outside processing costs represent a growing element of the Company's costs of goods sold. The major raw materials and energy used by the Company in its production process are coke, iron ore pellets, steel scrap, natural gas, electricity, steam, oxygen and nitrogen. Iron ore pellets, coke, coal, electricity, steam, oxygen and nitrogen predominantly are purchased pursuant to long-term or annual agreements. The other raw materials are generally purchased in the open market from various sources and their availability and price are subject to market conditions. See "Risk Factors -- Cost and Availability of Raw Materials" and "Business -- Raw Materials and Energy Sources."

     Eveleth produces iron ore pellets pursuant to the Eveleth Mines Agreements, as amended. Rouge Steel and the other parties to the Eveleth Mines Agreements are currently in discussions regarding Eveleth operations and activities. Although the outcome of these discussions cannot presently be determined, assuming a Rollback does not occur and the Eveleth Mines Agreements are renegotiated, Rouge Steel expects that its cost of iron ore pellets will decrease because of the efficiencies gained by the replacement of Oglebay as mine manager.

     The Company's hourly production and maintenance employees are represented by the UAW and are working under a labor contract which expires on August 1, 2000. The collective bargaining agreement, which has a term of five years, contains no option to renegotiate prior to its expiration.

     Outside processing costs, which are costs for value-added processing that Rouge Steel cannot perform at its integrated facility, have always been an element of the Company's costs of goods sold. However, if the joint ventures which involve Rouge Steel begin production, the Company's use of outside processing would increase. The Company expects the higher processing costs to be offset by income from additional value-added sales as well as income generated by the joint ventures.

     A large component of the Company's costs of goods sold in 1996 and 1997 will be the purchase of steel slabs to augment its own production as a result of increased demand and blast furnace relines. During 1996 and 1997, the Company expects to purchase 850,000 net tons and 320,000 net tons, respectively. By 1998, Rouge Steel's blast furnace relines should be completed and, assuming blast furnace capacity improves, the Company expects to purchase only 100,000 net tons of steel slabs to balance production and demand based on market conditions. See "Risk Factors -- Cost and Availability of Raw Materials" and "Risk Factors -- Risks Related to Equipment Outages and the Manufacturing Processes."

RESULTS OF OPERATIONS

Three Months Ended September 30, 1996 versus Three Months Ended September 30,
1995

     Total Sales. Total sales for Rouge Steel increased 13.3% in the third quarter of 1996 to $320.2 million from $282.6 million in the third quarter of 1995, an increase of $37.6 million. The increase in total sales resulted principally from higher shipments. Steel product shipments increased 18.6% in the third quarter of 1996 to 709,000 net tons from 598,000 net tons in the third quarter of 1995, an increase of 111,000 net tons. The increase in shipments was partially offset by lower steel product prices in the third quarter of 1996.

     Costs and Expenses. Total costs and expenses increased 13.7% in the third quarter of 1996 to $304.7 million from $268.0 million in the third quarter of 1995, an increase of $36.7 million. Costs of goods sold increased 13.8% in the third quarter of 1996 to $294.6 million from $258.9 million in the third quarter of 1995, an increase of $35.7 million. The increase in costs of goods sold was caused primarily by higher shipments and was offset partially by favorable manufacturing efficiencies resulting from higher production volume in the finishing operations. Costs of goods sold in the third quarter of 1996 was 92.0% of total sales, compared to 91.6% of total sales in the third quarter of 1995. Depreciation and amortization increased 26.4% in the third quarter of 1996 to $3.5 million from $2.8 million in the third quarter of 1995, an increase of $700,000. The higher depreciation and amortization expense reflects continued capital expenditures, particularly for the third caster strand which was launched in May 1996.

     Operating Income. As a result of the changes in total sales and costs and expenses, operating income increased 5.7% in the third quarter of 1996 to $15.4 million from $14.6 million in the third quarter of 1995, an increase of $800,000. Operating income represented a 4.8% of total sales in the third quarter of 1996 compared to 5.2% of total sales in the third quarter of 1995, primarily as a result of lower steel product prices in the third quarter of 1996.

     Property Tax Settlement. As discussed in prior quarters, a pre-tax benefit of $30.0 million was recorded in the third quarter of 1995 to reflect the property tax settlement between Rouge Steel and the local taxing authorities.

     Income Tax Provision. The lower income tax provision in the third quarter of 1996 was a function of lower taxable income.

     Net Income. As a result of the property tax settlement in the third quarter of 1995 and the other factors discussed above, net income decreased 60.2% in the third quarter of 1996 to $13.4 million from $33.6 million in the third quarter of 1995, a decrease of $20.2 million.

Nine Months Ended September 30, 1996 versus Nine Months Ended September 30, 1995

     Total Sales. Total sales increased 9.7% in the first nine months of 1996 to $989.3 million from $901.4 million in the first nine months of 1995, an increase of $87.9 million. The increase in total sales in the first nine months of 1996 was caused principally by higher steel product shipments. Steel product shipments increased 17.0% in the first nine months of 1996 to 2,177,000 net tons from 1,860,000 net tons in the first nine months of 1995, an increase of 317,000 net tons. This increase in steel product shipments is partially offset by lower steel product prices in the first nine months of 1996.

     Costs and Expenses. Total costs and expenses increased 15.9% in the first nine months of 1996 to $954.1 million from $823.2 million in the first nine months of 1995, an increase of $130.9 million. Costs of goods sold increased 16.7% in the first nine months of 1996 to $925.5 million from $792.8 million in the first nine months of 1995, an increase of $132.7 million. The increase in costs of goods sold was primarily due to higher steel product shipments and, to an extent, higher prices for pellets, coke and natural gas and the adverse effect of a weather-related production shortfall in the first quarter. Additionally, labor costs were higher in the first nine months of 1996, as a result of the labor contract which was effective in August 1995. Costs of goods sold in the first nine months of 1996 was 93.6% of total sales, up from 87.9% of total sales in the first nine months of 1995, primarily due to steel product price decreases and, to an extent, the cost increases discussed above. Depreciation and amortization increased 15.3% in the first nine months of 1996 to $9.6 million from $8.3 million in the first nine months of 1995, an increase of $1.3 million. The higher depreciation and amortization expense reflects continued capital expenditures, particularly for the third caster strand which launched in May 1996. Selling and administrative expenses decreased in the first nine months of 1996 to $19.0 million from $22.1 million in the first nine months of 1995, a decrease of $3.1 million. The decrease in selling and administrative expenses was caused principally by two factors: (1) a reduction in Michigan single business tax and (2) a reduction in profit sharing paid to administrative employees. Both factors are a result of the decrease in the Company's profitability in the first nine months of 1996.

     Operating Income. As a result of the changes in total sales and costs and expenses, operating income decreased 55.1% in the first nine months of 1996 to $35.2 million from $78.3 million in the first nine months of 1995, a decrease of $43.1 million. Operating income represented 3.6% of total sales in the first nine months of 1996 compared to 8.7% of total sales in the first nine months of 1995.

     Property Tax Settlement. As discussed in prior quarters, a pre-tax benefit of $30.0 million was recorded in the first nine months of 1995 to reflect the property tax settlement between Rouge Steel and the local taxing authorities.

     Income Tax Provision. The lower income tax provision in the first nine months of 1996 was a function of lower taxable income.

     Minority Interest in Net Income of Consolidated Subsidiary. Minority interest in net income of consolidated subsidiary in the first nine months of 1996 was $192,000 compared to $852,000 in the first nine months of 1995, a decrease of $660,000. The decrease in minority interest was the result of lower Eveleth pellet sales to unaffiliated third parties.

     Net Income. As a result of the property tax settlement in 1995 and the other factors discussed above, net income decreased 62.5% in the first nine months of 1996 to $31.9 million from $84.9 million in the first nine months of 1995, a decrease of $53.0 million.

Year Ended December 31, 1995 versus Year Ended December 31, 1994

     Total Sales. Total sales decreased 2.4% in 1995 to $1,206.6 million from $1,236.1 million in 1994, a decrease of $29.5 million. The decrease in total sales was caused principally by lower shipments. Shipments decreased 3.8% in 1995 to 2,542,000 net tons from 2,643,000 net tons in 1994, a decrease of 101,000 net tons. Shipments were lower in 1995 partially because of lower car and truck production and partially because of the inventory correction that took place with certain of the Company's customers. The effect of lower shipments on total sales was partially offset by higher steel prices in 1995. Although Rouge Steel experienced a reduction of steel prices during 1995, overall prices in 1995 were still higher than 1994 because of the annualized effect of price increases which occurred in January and July, 1994 and January 1995. Total sales per net ton shipped increased 1.5% in 1995 to $475 from $468 in 1994, an increase of $7 per ton.

     Costs and Expenses. Total costs and expenses decreased 1.6% in 1995 to $1,120.7 million from $1,138.8 million in 1994, a decrease of $18.1 million. Costs of goods sold decreased 2.0% in 1995 to $1,082.1 million from $1,104.0 million in 1994, a decrease of $21.9 million. The reduction in costs of goods sold was primarily a function of the lower shipments discussed above. Additionally, the settlement of the local property tax litigation in the third quarter of 1995 resulted in lower property tax expense. The effect of lower shipments and property tax expense on costs of goods sold was partially offset by unfavorable economics and efficiencies. The costs of raw materials were generally higher in 1995 than in 1994. Additionally, the new five-year labor contract between the Company and the UAW, which was ratified in 1995, resulted in increased labor costs. Moreover, manufacturing efficiencies were unfavorable in 1995 because of lower production volume and yield deterioration in primary operations. Costs of goods sold was 89.7% of total sales in 1995 compared to 89.3% of total sales in 1994. Depreciation and amortization increased 26.9% in 1995 to $11.1 million from $8.7 million in 1994, an increase of $2.4 million. The higher depreciation and amortization expense is the result of continuing capital expenditures.

     Operating Income. Primarily as a result of lower shipments and higher costs per ton, operating income decreased 11.7% in 1995 to $85.8 million from $97.2 million in 1994, a decrease of $11.4 million. Operating income represented 7.1% of total sales in 1995 compared to 7.9% of total sales in 1994. The margin deterioration in 1995 is attributable to three factors: (1) higher raw material costs, (2) higher labor costs resulting from the new labor contract between the Company and the UAW and (3) lower production volumes and the corresponding unfavorable effects on fixed cost absorption. These factors were partially offset by increased prices. Operating income per net ton shipped was $34 in 1995 compared to $37 in 1994.

     Interest Income. Interest income increased in 1995 to $5.7 million from $2.6 million in 1994, an increase of $3.1 million. This increase was a function of the cash and marketable securities balance as well as yield. In 1995, the average cash and marketable securities balance was $90.2 million compared to $56.3 million in 1994. Rouge Steel's yield on its investments was 5.8% in 1995 compared to 4.8% in 1994.

     Interest Expense. Interest expense decreased in 1995 to $326,000 from $5.1 million in 1994, a decrease of $4.8 million. In 1995, Rouge Steel had no outstanding indebtedness. The interest expense incurred by the Company in 1995 was primarily fees associated with its revolving credit facility. In April 1994, Rouge Steel repaid all of its outstanding indebtedness with a portion of the proceeds of its initial public offering (the "Public Offering").

     Property Tax Settlement. In August 1995, Rouge Steel reached an agreement with the City of Dearborn, the Dearborn Public School Board and the County of Wayne, Michigan which settled local property tax litigation for tax years 1990 through 1995. The local taxing authorities agreed to refund $25 million to Rouge Steel for overpayment of property taxes for tax years 1990 through 1993. In addition, the taxing authorities reduced Rouge Steel's property tax assessment with respect to the 1994 and 1995 tax years. As a result of the settlement, the Company recorded a pre-tax benefit of $30.0 million, net of profit sharing and inventory valuation costs.

     Income Tax (Provision) Benefit. The income tax provision was $33.5 million in 1995 compared to an income tax benefit of $8.3 million in 1994. The income tax benefit recorded in 1994 reflected a reduction in the valuation allowance established in connection with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which more than offset income tax expense recorded for the year. During 1995, a further reduction in the valuation allowance was recorded, but in an amount which did not offset income tax expense for the year. Further reductions in the valuation allowance are anticipated to be modest and the Company's effective tax rate is expected to more closely reflect the statutory rate in 1996 and beyond.

     Minority Interest in Consolidated Subsidiary. Minority interest in net loss of the consolidated subsidiary was $639,000 in 1995 compared to minority interest in net income of the consolidated subsidiary of $5.4 million in 1994. The change in minority interest is the result of three factors: (1) a reduction in pellet shipments to Oglebay, Eveleth's minority owner, (2) an increase in production costs at Eveleth and (3) a reduction in the market price of pellets shipped to Oglebay.

     Net Income. Net income decreased 10.4% in 1995 to $94.7 million from $105.6 million in 1994, a decrease of $10.9 million. The lower net income reflects lower shipments, higher raw material and labor costs, unfavorable manufacturing efficiencies and an income tax provision partially offset by higher net interest income and the property tax settlement.

Year Ended December 31, 1994 versus Year Ended December 31, 1993

     Total Sales. Total sales increased 14.8% in 1994 to $1,236.1 million from $1,076.7 million in 1993, an increase of $159.4 million. The increase in total sales was caused principally by increases in prices and shipments. Prices were higher in 1994 than in 1993 because of industry-wide price increases which occurred in April and July, 1993, and January and July, 1994. The price increases caused total sales per net ton shipped to increase 7.3% in 1994 to $468 per net ton from $436 per net ton in 1993, an increase of $32 per net ton. Shipments increased 6.9% in 1994 to 2,643,000 net tons from 2,472,000 net tons in 1993, an increase of 171,000 net tons. This increase in shipments reflected increased demand for the Company's steel products.

     Costs and Expenses. Total costs and expenses increased 11.6% in 1994 to $1,138.8 million from $1,020.2 million in 1993, an increase of $118.6 million. Costs of goods sold increased 11.7% in 1994 to $1,104.0 million from $988.0 million in 1993, an increase of $116.0 million. The increase in costs of goods sold was due primarily to higher shipments and higher raw material prices, particularly for scrap. Costs of goods sold in 1994 was 89.3% of total sales, down from 91.8% of total sales in 1993. The decrease was due to, among other things, improved manufacturing efficiencies and price increases. Depreciation and amortization increased 24.7% in 1994 to $8.7 million from $7.0 million in 1993, an increase of $1.7 million. The higher depreciation and amortization expense was the result of continuing capital expenditures. Selling and administrative expenses increased 3.6% in 1994 to $26.1 million from $25.2 million in 1993, an increase of $900,000. Selling and administrative expenses represented 2.1% of total sales in 1994, down from 2.3% of total sales in 1993. The higher selling and administrative expenses in 1994 reflect higher Michigan single business tax and additional profit sharing expense related to the sharp increase in the Company's profitability, partially offset by a nonrecurring charge to compensation expense in 1993.

     Operating Income. As a result of price increases, a 6.9% increase in shipments, and productivity improvements throughout operations, operating income increased 72.0% in 1994 to $97.2 million from $56.5 million in 1993, an increase of $40.7 million. Operating income represented 7.9% of total sales in

1994 compared to 5.2% of total sales in 1993. Operating income per net ton shipped was $37 in 1994 and $23 in 1993.

     Interest Income. Interest income increased $2.5 million in 1994 to $2.6 million from $134,000 in 1993. As a result of the Public Offering, Rouge Steel had an average cash and investment balance of $56.3 million in 1994 compared to $6.2 million in 1993.

     Interest Expense. Interest expense decreased 54.7% in 1994 to $5.1 million from $11.3 million in 1993, a decrease of $6.2 million. The decrease in interest expense was the result of Rouge Steel's repayment of all of its outstanding indebtedness with a portion of the proceeds of the Public Offering in April 1994. Rouge Steel had an average level of outstanding debt of $78.5 million from January 1, 1994 through April 14, 1994 compared to an average level of outstanding debt of $101.2 million in 1993.

     Income Tax Benefit. The income tax benefit increased 23.1% in 1994 to $8.3 million from $6.7 million in 1993, an increase of $1.6 million. The increase was due to a reduction in the valuation allowance established upon the adoption of SFAS No. 109. The increase in the income tax benefit was partially offset by higher alternative minimum tax expense. The reduction in the valuation allowance reflected the increasing likelihood of deferred tax asset realization.

     Net Income. Net income increased 102.6% in 1994 to $105.6 million from $52.1 million in 1993, an increase of $53.5 million. The increase in net income was primarily a result of price increases, a 6.9% increase in shipments, productivity improvements throughout operations and the improvement in net interest expense.

LIQUIDITY AND CAPITAL RESOURCES

     Rouge Steel's liquidity needs arise predominantly from capital investments and working capital requirements. Until April 1994, the Company met these liquidity needs primarily with cash provided by operating activities and funds provided by long-term borrowings. In April 1994, the Company consummated the Public Offering. The net proceeds of the Public Offering were $112.9 million. A portion of these proceeds ($68.5 million) was used to retire all outstanding indebtedness and the Company has been debt-free since that time.

     Cash, cash equivalents and marketable securities on September 30, 1996 totalled $104.4 million compared to $100.4 million on December 31, 1995, an increase of $4.0 million. This increase was primarily due to cash provided by operating activities partially offset by capital spending during the first nine months of 1996. The Company will continue to utilize the services of two investment managers to invest its excess cash in fixed income interest-bearing securities. The Company will use its cash to fund its working capital requirements and its capital expenditure program.

     Cash Flows from Operating Activities. Net cash provided by operating activities increased 65.6% in the first nine months of 1996 to $70.1 million from $42.3 million in the first nine months of 1995, an increase of $27.8 million. This increase is the result of an increase in cash provided by certain components of working capital offset partially by lower net income and higher capital expenditures. The increase in accounts payable in the first nine months of 1996 includes $19 million for purchased slabs. The Company received 574,000 net tons of slabs in the first nine months of 1996 to supplement its own production as a result of increased demand and the recently completed blast furnace reline.

     Credit Facility. Rouge Steel has a five-year, $100 million, unsecured revolving loan commitment under a credit agreement (the "Credit Agreement") among the Company, the banks named therein and The Chase Manhattan Bank, N.A., as administrative agent. The commitments of the lenders under the Credit Agreement expire on November 29, 1999. The revolving loans provided for under the Credit Agreement bear interest, at the option of the Company, at a rate equal to either (i) the base rate, which is the higher of the prime rate or the federal funds rate plus 0.5%, or (ii) the LIBOR Rate plus an applicable margin, which varies with the Company's leverage ratio and can range from 0.250% to 0.625%. The Company had no borrowings under the facility as of September 30, 1996. The Company believes that net income and funds available under the Credit Agreement will be adequate for its working capital and capital expenditure requirements.

     Capital Expenditures. Capital expenditures, including investments in joint ventures increased in the first nine months of 1996 to $63.9 million from $44.1 million in the first nine months of 1995, an increase of $19.8 million. The most significant of the expenditures made in the first nine months of 1996 was for the completion of the third strand to the Company's existing continuous slab caster. Other expenditures were made to modernize and expand the Company's facilities. During the remainder of the year, it is anticipated that an additional $35 million will be spent on capital items. The Company's capital expenditures are generally directed at improving plant efficiency and product quality. Capital expenditures in 1995, including investments in Double Eagle, were $69.4 million. Of that amount, $41.6 million was spent to begin the construction of the third strand to the Company's existing continuous slab caster facility. The additional casting capability allows the Company to continuously cast 100% of its steel product and eliminates the need to utilize the higher cost, lower quality ingot process. The remaining expenditures were made primarily to upgrade and modernize the Company's facilities. During the period from January 1, 1996 through December 31, 2000, the Company anticipates spending approximately $390 million on capital items. These capital expenditures are generally directed at improving and maintaining plant efficiency to position the Company to improve its competitive position in the marketplace and, to a lesser extent, to enter into strategic joint ventures. Rouge Steel entered into a steel blanking joint venture with Shiloh and is in the process of negotiating two additional joint ventures. The Shiloh Venture has been financed by a $23 million credit facility, 20% of which is guaranteed by the Company. The Company expects to invest (i) approximately $40 million in the proposed cold rolled hot dipped galvanizing venture with Worthington which, if the joint venture proceeds, is expected to be placed into service in mid-1998 and (ii) approximately $10 million in an existing venture with Worthington and Thyssen that produces laser welded blanks if the Company is admitted to the existing venture as a minority owner.

IMPACT OF CERTAIN ACCOUNTING POLICIES

     Consolidation. The Company's Consolidated Financial Statements include the accounts of Rouge Steel and its 85%-owned subsidiary, Eveleth. Each line on the Consolidated Financial Statements combines the account balances of Rouge Steel and Eveleth. All intercompany transactions, such as sales and accounts receivable, are eliminated and the resulting account balances are reflected in the Company's Consolidated Financial Statements. The portion of Eveleth's net assets that belong to Oglebay, Eveleth's 15% minority owner, are recorded on the Company's Consolidated Balance Sheet as a liability called "Minority Interest in Net Assets of Consolidated Subsidiary." In the Company's Consolidated Statement of Operations, Oglebay's share of the profits and losses recorded by Eveleth are subtracted from or added to, as the case may be, the combined after-tax earnings as "Minority Interest in Consolidated Subsidiary." This amount may vary depending upon the total production volume of Eveleth and the allocation of Eveleth's production between the Company and Oglebay.

FUTURE ENVIRONMENTAL MATTERS

     The Company's operations are subject to many federal, state and local laws, regulations, permits and consent agreements relating to the protection of human health and the environment. The Company believes that its facilities are in material compliance with these laws and provisions and does not believe that liabilities arising out of existing environmental conditions or future compliance with environmental laws, regulations, permits and consent requirements will have a material adverse effect on its results of operations or financial condition. The Company has incurred capital expenditures in connection with matters relating to environmental control of approximately $1.8 million during the past four years. In addition, the Company has planned approximately $3.7 million in capital expenditures for environmental compliance for the years 1996 through 2000.

     Ford has agreed to indemnify the Company (the "Ford Indemnity") for any liability arising out of an environmental condition existing prior to the Acquisition or a subsequent change in law relating to such condition, which results in an environmental claim under any federal or state environmental law, including the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA"), the Resource Conservation and Recovery Act ("RCRA"), the Clean Water Act, the Safe Drinking Water Act, the Clean Air Act and the Occupational Safety and Health Act of 1970. The Ford Indemnity provides that Ford shall pay the Company's liabilities, including any penalties and attorney's fees, in connection with any environmental claim relating to pre-Acquisition conditions and terminates on December 15, 2009. Since the Acquisition, Ford has indemnified the Company for environmental claims totalling approximately $5.0 million.

     The Clean Air Act Amendments of 1990 require EPA to promulgate maximum achievable control technology ("MACT") standards for sources of hazardous air pollutants. The final MACT rule for hydrochloric acid in steel pickling operations is due November 15, 1997. This rule may require repair, replacement, or modification of the Company's pickle line scrubber at an estimated capital cost of $400,000 in 1999.

     In addition, the phaseout of chlorofluorocarbons ("CFCs") under the Clean Air Act may result in costs to the Company of approximately $750,000 through the year 2000.

     Since environmental laws and regulations are becoming increasingly more stringent, the Company's environmental capital expenditures and costs for environmental compliance may increase in the future. In addition, due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated.

                                    BUSINESS

GENERAL

     Rouge Steel is an integrated producer of high quality, flat rolled carbon steel products consisting of hot rolled, cold rolled and electrogalvanized steel. In recent years, the Company has emphasized the production of value-added flat rolled carbon steel products that require additional processing and generally command higher margins than commodity flat rolled carbon steel products. The Company's products generally, and its value-added products specifically, are sold primarily to customers in the automotive industry who have exacting quality, delivery and service requirements. The Company's ability to meet these standards and its extensive participation in the development of new products designed for automotive applications have enabled it to expand its sales to automotive customers. The Company also sells its products to steel converters, service centers and other end users.

STRATEGY AND COMPETITIVE POSITION

     Rouge Steel's objective is to be a leading domestic producer of value-added flat rolled carbon steel by increasing the range, quality and quantity of products the Company offers. To achieve this objective, the Company will continue to pursue a business strategy consisting of the following key elements:

     - INCREASE VALUE-ADDED PRODUCT CAPABILITIES.

          The Company intends to continue to enhance its capability to manufacture value-added products and, where specialized skills outside the Company's area of expertise are required, to enter into strategic joint ventures or processing arrangements with leading steel processors.

          The Company and USS each invested approximately $11.5 million in 1995 to increase the capacity of Double Eagle, the world's largest electrogalvanizing facility, from approximately 745,000 net tons to approximately 850,000 net tons annually. The expansion permits the Company to coat and sell an additional 52,500 net tons of steel annually in response to the continued demand for coated product by the automotive industry. The Company is in the process of upgrading its cold reduction mill, which the Company anticipates will increase the capacity of the mill from approximately 1.4 million net tons to approximately 1.7 million net tons annually, beginning in the second quarter of 1997. Rouge Steel also recently added a third strand to its continuous caster, that allows the Company to produce a broader range of higher carbon steel and to eliminate higher cost, lower quality slabs produced through the ingot process.

          Rouge Steel entered into a steel blanking joint venture with Shiloh in January 1996 and is in the process of negotiating two additional joint ventures and a steel processing arrangement, all of which are described below. In its joint venture with Shiloh and the two proposed joint ventures, Rouge Steel is or would be a minority owner. The objective of the joint ventures and the processing arrangement is to permit the Company to process a larger portion of its steel into higher margin, value-added coated and blanked products and, to a lesser extent, to provide it with an additional outlet for its hot rolled and cold rolled steel. Both of the proposed joint ventures and the processing arrangement described below are subject to negotiation and execution of definitive documentation and there can be no assurance that any agreement will be reached by the parties thereto or that, if reached, the terms thereof will be as described below or will otherwise be favorable to the Company, or that the joint ventures and processing arrangement will be profitable to the Company. See "Risk Factors -- Risks Related to Uncertainty of Joint Venture and Processing Arrangements," and "-- Joint Ventures and Processing Arrangements."

          Proposed Cold Rolled Hot Dipped Galvanizing Venture With
     Worthington. The Company has executed a non-binding memorandum of understanding with Worthington to construct and operate a cold rolled hot dipped galvanizing facility near Monroe, Michigan that is expected to coat light gauge steel products to make them corrosion resistant. If the joint venture proceeds, the Company expects to own a 48% interest in the venture and to be entitled to 48% of the profits from the processing services performed at the facility. As currently proposed, the Company would also be entitled to 80% of the annual output of the facility, or approximately 360,000 net tons of the facility's anticipated 450,000 net ton capacity. In addition, Rouge Steel expects to provide substantially all of the cold rolled substrate required by the venture, 20% of which would be sold to Worthington at competitive prices for processing through the facility. The venture would provide the Company access to additional coated products, primarily for automotive applications. It is anticipated that if the joint venture proceeds, the facility would be placed into service in mid-1998 and that Rouge Steel would invest approximately $40 million.

          Shiloh Engineered Steel Blanking Joint Venture. The Company owns a 20% interest in the Shiloh Venture, which is constructing an engineered steel blanking facility in Romulus, Michigan. When this facility is placed into service, which is expected to occur in late 1996, the Company intends to process approximately 20,000 net tons of steel annually through the facility. The Shiloh Venture will give the Company access to blanking capabilities and permit it to take advantage of Shiloh's expertise in producing engineered steel blanks. Rouge Steel anticipates selling the engineered steel blanks from the Shiloh Venture to its automotive customers. The Shiloh Venture has been financed by a $23 million credit facility, 20% of which is guaranteed by the Company.

          Proposed TWB Joint Venture. The Company intends to acquire a minority interest in TWB which is currently owned by Worthington and Thyssen. It is anticipated that TWB's current owners will also admit other minority participants to the venture in conjunction with the admission of Rouge Steel. Laser welding blanks is the process of welding together two or more steel blanks, which may be of different grade or thickness. If the Company proceeds with the joint venture, it believes that the TWB facility will enable it to respond to the demand by Ford, Chrysler and GM for these products.

          Proposed Hot Rolled Hot Dipped Processing Arrangement With Worthington. The Company has executed a letter of understanding with Worthington to enter into a supply agreement and a toll coating agreement with respect to Worthington's hot rolled hot dipped galvanizing line which is being constructed near Delta, Ohio. Pursuant to the supply agreement, Worthington would agree to purchase from the Company approximately 120,000 net tons of hot and/or cold rolled sheet steel annually, at prices consistent with the Company's current pricing arrangement with Worthington. Pursuant to the toll coating agreement, the Company would be entitled to coat approximately 80,000 net tons of steel annually. The Company anticipates that the additional corrosion resistant steel products, including framing and structural steel, would be sold to the construction, agricultural and automotive markets. Subject to the completion of the facility and the execution of definitive documentation, it is anticipated that the Company would begin selling steel to and coating steel through the hot rolled hot dipped galvanizing line in early 1997.

     - INCREASE PRODUCTION CAPACITY.

          In order to fully utilize its hot strip mill and finishing facilities, the Company intends to continue to increase its steel slab production capability in a cost-effective manner by expanding the capacity of its existing blast furnaces and utilizing the capability of its recently expanded continuous caster. In the past five years, the Company has increased its blast furnace production rate by utilizing improved raw materials, fuels and energy sources and upgrading blast furnace operating procedures. In May 1996, the Company placed into service the third strand of its continuous caster, which allows the Company to continuously cast 100% of its liquid steel and eliminates the need to utilize the higher cost, lower quality ingot process. To maximize the continuous caster's capability, the Company intends to further increase blast furnace efficiency and capacity by adding a new raw material handling system and by fully relining its smaller "B" blast furnaces in the next 12 months. While in the short term, the outages caused by the recently completed partial reline of the Company's larger "C" blast furnace and the scheduled reline of its "B" blast furnace will have a negative impact on the Company's results of operations, upon completion, these projects, together with the addition of the raw material handling system, are expected to increase annual blast furnace capacity by approximately 20% from the second quarter 1996 level. As a result of placing the third strand of the continuous caster into service and increasing blast furnace capacity, the Company believes that its steel slab production capacity will increase to approximately 3.5 million net tons annually.

     - CONTINUOUSLY IMPROVE PRODUCT QUALITY.

          Rouge Steel's commitment to quality and customer service has resulted in the Company receiving QS 9000 Certification, Ford's Q1 Preferred Quality Award and Chrysler's Gold Pentastar Award, as well as many other supplier quality awards. In order to continue to improve the quality of its steel products, the Company recently placed the third strand of the continuous caster into service which allows the Company to continuously cast 100% of its liquid steel and eliminates the need to utilize the higher cost, lower quality ingot process. In 1996, the Company also launched a second LRF which permits it to refine 100% of its liquid steel. As part of the Company's strategic plan, over the five-year period commencing January 1, 1996, Rouge Steel plans to spend approximately $100 million to upgrade its finishing facilities, including approximately (i) $38 million to upgrade its hot strip mill by adding roll bending capability and other enhancements that will improve the profile and shape characteristics of its sheet steel,
     (ii) $15 million to upgrade its cold reduction mill by modernizing gauge controls which the Company believes will enable it to produce steel products that exceed the AISI's gauge tolerance standards and (iii) $34 million to install a new pickle line and upgrade one of its existing pickle lines to improve hot rolled product quality.

          In 1990, the Company instituted the "Rouge Steel Quality System." The goal of the Rouge Steel Quality System is to control and reduce the variations in critical process variables leading to consistent production of high quality products. The quality system uses computer-generated data to track process stability, identify changes necessary to improve the processes and determine causes of process deviations. The Company has been awarded various quality achievement awards recognizing the successful implementation of a quality control system which leads to continuous improvement in product quality through quality planning and process control and which satisfies customer standards. The Company was the first steel company to achieve QS 9000 quality certification which combines the quality requirements of the big three automotive assemblers and the international ISO 9001 quality principles.

     - REDUCE COSTS AND IMPROVE PRODUCTIVITY.

          The implementation of Rouge Steel's strategy to modernize its facilities and concentrate on continually improving product quality has increased the Company's efficiency and productivity. The pursuit of this strategy has enabled the Company to reduce its work force by over 1,300 employees since 1986, while increasing production levels and improving the quality of its steel products. As a result of the improved productivity, including lower labor costs and a decrease in hours worked per net ton produced from 3.59 in 1989 to 3.14 in 1995, the Company's employment cost per net ton shipped in 1995 was $100, which the Company believes is one of the lowest among domestic integrated steel producers, and net tons shipped per employee has grown to more than 800 net tons per year, which the Company believes is among the highest in the domestic steel industry. In addition, the Company believes that as a result of its planned capital expenditures of approximately $390 million over the five-year period beginning January 1, 1996 and efforts to improve its raw material, fuel and energy supply agreements, it should be in a position to further lower its production costs.

     - ESTABLISH LONG-TERM CUSTOMER RELATIONSHIPS.

          On the date of the Acquisition, Rouge Steel entered into long-term purchase contracts with Ford and Worthington. The Company's relationship with Ford and Worthington, which together have accounted for over 45% of the Company's total sales since the Acquisition, have enabled it to maintain a stable customer base and to concentrate its efforts on enhancing production capability and customer service. The Company believes that its proven ability to provide customer oriented service and high quality products and to meet the continually changing specifications of its automotive customers has permitted it to further penetrate the automotive industry. Until the Acquisition, Rouge Steel sold a small amount of steel to Chrysler and had no direct sales to GM.

     Currently, Chrysler and GM are among the Company's ten largest customers. In 1991, sales to the automotive industry represented approximately 48% of steel product revenues and the Company's automotive flat rolled market share was approximately 11.8%, while in the first nine months of 1996 such sales represented approximately 62% of steel product revenues and the Company's automotive flat rolled market share was approximately 13.3%.

     - MAINTAIN FINANCIAL FLEXIBILITY.

          As of September 30, 1996, the Company had $104 million of cash and marketable securities, a $100 million revolving credit facility and no debt outstanding. The absence of any outstanding indebtedness, coupled with environmental indemnities and relief from certain retiree expenses the Company received in connection with the Acquisition, has provided the Company with greater financial flexibility than many of its competitors. The strength of the Company's balance sheet and its high degree of financial flexibility should allow it to pursue its business strategy throughout the economic cycle and to respond to the continually changing needs of its customers.

     The table below reflects the results of the implementation of the Company's business strategy for the years from 1991 through 1995 and for the first nine months of 1995 and 1996:

                                                                                     NINE MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,                         SEPTEMBER 30,
                        -----------------------------------------------------      ---------------------
                         1991      1992      1993         1994         1995         1995          1996
                        -------   -------   -------      -------      -------      -------       -------
Number of employees at
  period end(1)........   3,253     3,254     3,225        3,194        3,167        3,183         3,152
Net tons shipped (in
  thousands)...........   2,178     2,425     2,472        2,643        2,542        1,860         2,177
Hours worked per net
  ton produced(1)......    3.47      3.25      3.10         2.92         3.14         3.09          2.81
Average hourly labor
  rate................. $ 26.09   $ 27.35   $ 28.26(2)   $ 30.02(2)   $ 32.40(2)   $ 32.88(2)    $ 31.13(2)
Total sales per
  employee (in
  thousands)(1)........     267       302       334          387          381          378           418
Effective capacity
  utilization..........      78%       83%      107%(3)      102%(3)       96%(3)       97%(3)        90%(3)
Continuously cast
  percentage...........      86        86        89           88           92           91            94
Operating income per
  net ton shipped...... $     7   $     9   $    23      $    37      $    34      $    42       $    16
Capital expenditures
  (in thousands).......  20,742    13,149    11,816       29,156       69,426       44,132        63,890

-------------------------
(1) Includes all hourly and salaried employees.

(2) Includes $.60 per hour in 1993, $1.54 per hour in 1994, $1.94 per hour in 1995, $2.37 per hour in the first nine months of 1995 and $.65 per hour in the first nine months of 1996 paid or accrued pursuant to the Profit Sharing Plan for Hourly Employees.

(3) The effective capacities in 1993, 1994, 1995 and 1996 exclude 850,000 net tons of annual electric furnace capacity.

PRODUCTS

     Rouge Steel currently produces primarily three finished sheet steel products: (i) hot rolled, which is sold as hot bands or is pickled to remove surface scale, and is sold to automotive, converter and service center customers and other end users; (ii) cold rolled, which is hot rolled steel that is subsequently cold reduced in thickness, annealed and typically tempered to enhance ductility and surface characteristics and is sold to automotive, converter and service center customers and other end users; and (iii) electrogalvanized, which is cold rolled steel that has been coated with either pure zinc or a zinc/iron combination on one or both sides to make the steel more corrosion resistant and is sold almost exclusively to automotive customers.

     The following table sets forth the percentage of Rouge Steel's steel product revenues from hot rolled, cold rolled and electrogalvanized steel for the years from 1991 through 1995 and for the first nine months of 1995 and 1996.

                                                                               NINE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                             ---------------------------------------------     -----------------
                             1991      1992      1993      1994      1995      1995        1996
                             -----     -----     -----     -----     -----     -----       -----
Hot rolled.................   52.1%     48.8%     47.5%     48.8%     49.8%     49.1%       48.2%
Cold rolled................   31.7      32.4      32.9      30.3      28.4      29.0        29.8
Electrogalvanized..........   16.2      18.8      19.6      20.9      21.8      21.9        22.0
                             -----     -----     -----     -----     -----     -----       -----
     Total.................  100.0%    100.0%    100.0%    100.0%    100.0%    100.0%      100.0%
                             =====     =====     =====     =====     =====     =====       =====

     Approximately one-half of the Company's sales in hot rolled steel has been to the automotive market for wheels and structural components such as suspension arms, frames and seat frames. Rouge Steel also sells hot rolled steel in the non-automotive end user markets for the manufacture of roof decking, grating, guard rails and pipes and to converters and service centers to be further processed or sold directly to other end users. Cold rolled steel is sold by the Company for use in automotive parts, lighting fixtures, room dividers and doors, and for unexposed applications such as the manufacture of floor pans and tubing. Electrogalvanized products are sold to automotive customers for use as major automotive body panels such as doors, quarter panels and fenders.

     One of the Company's primary objectives is to increase its production and sales of value-added, higher margin products. In order to increase the Company's capability to produce more sophisticated products, the Company has entered into a joint venture with Shiloh to produce engineered steel blanks which the Company anticipates selling to its automotive customers and is in the process of negotiating two additional strategic joint ventures in which, if the joint ventures proceed, it will participate as a minority owner: (1) a cold rolled hot dipped galvanizing line with Worthington located near Monroe, Michigan which will provide the Company with additional coated steel products, primarily for automotive applications; and (2) a facility that produces laser welded blanks, currently a joint venture between Worthington and Thyssen, located near Monroe, Michigan which will provide the Company access to laser welding, primarily for automotive applications. The Shiloh Venture has been financed by a $23 million credit facility, 20% of which is guaranteed by the Company and the Company expects to invest approximately $40 million and $10 million for the cold rolled hot dipped galvanizing line and the facility that produces laser welded blanks, respectively. In addition, the Company is in the process of negotiating a supply agreement and toll coating agreement with Worthington with respect to Worthington's hot rolled hot dipped galvanizing line being constructed near Delta, Ohio which should provide the Company with an additional outlet for its hot rolled and cold rolled steel and additional corrosion resistant steel products, including framing and structural steel for the construction, agricultural equipment and automotive markets. Rouge Steel's participation in these ventures and the processing arrangement responds to the demand by end users for increasingly complex products and is intended to mitigate the erosion in sales that might occur if the Company were unable to provide these products to its current customers. In addition, the Company's participation in these joint ventures and the processing arrangement could provide opportunities for the Company to supply new customers. See "Risk Factors -- Risks Related to Uncertainty of Joint Venture and Processing Arrangements," and "-- Joint Ventures and Processing Arrangements."

MARKETS AND CUSTOMERS

     In light of the Company's goal to strengthen long-term customer relationships, improved customer service is a key component of the Company's strategy and Rouge Steel has devoted significant resources toward that end. The Company has approximately 200 steel customers, virtually all of which are located within 350 miles of Rouge Steel's single-site integrated facility. The Company's primary customers are in the automotive, converter, service center and other end user markets. The Company believes its proximity to its customers allows it to provide focused customer service and resources. The

Company has improved its customer service through the addition of personnel in the customer service and technical support departments. The Company's primary goal in this respect is to maintain and improve its responsiveness to customer needs in a continually changing competitive environment.

     Ford and Worthington, the Company's two largest customers, accounted for approximately 31% and 15%, respectively, of total sales in 1994 and 31% and 14%, respectively, of total sales in 1995. While the loss of Ford or Worthington as a customer, or a significant reduction of either company's business, would have a material adverse effect on the Company's business, the Company believes that its relationships with Ford and Worthington provide a stable sales base and the ability to expand its product capability and concentrate on increasing margins. No other single customer of the Company has accounted for more than 10% of the Company's total sales over the past five years. The Company's ten largest customers in the aggregate accounted for approximately 69% of total sales in 1994 and approximately 67% of total sales in 1995. For 1995, the Company estimates that its share of the domestic flat rolled steel market, as measured by shipments, was approximately 5.3%.

     The Company's primary customers are in the automotive, converter, service center and other end user markets. The following table sets forth the percentage of the Company's steel product revenues from various markets for the years ended December 31, 1991 through 1995 and the nine months ended September 30, 1995 and 1996.

                                                                                  NINE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                           -------------------------------------------------      -----------------
                           1991       1992       1993       1994       1995       1995        1996
                           -----      -----      -----      -----      -----      -----       -----
Automotive..............    48.0%      51.0%      53.6%      58.9%      60.7%      61.4%       61.9%
Converters..............    21.8       20.4       21.7       20.4       18.4       18.3        18.2
Service Centers.........    22.4       25.3       21.2       17.8       16.8       17.1        16.6
Other End User..........     3.5        3.3        3.5        2.9        3.1        3.2         3.3
Exports.................     4.3         --         --         --        1.0         --          --
                           -----      -----      -----      -----      -----      -----       -----
     Total..............   100.0%     100.0%     100.0%     100.0%     100.0%     100.0%      100.0%
                           =====      =====      =====      =====      =====      =====       =====

     Automotive. The Company is a significant supplier of hot rolled, cold rolled and electrogalvanized steel to the automotive industry. Car and truck manufacturers and their parts suppliers require sheets of steel with exact dimensions, enhanced formability and defect-free surfaces. The Company's steel products have been used in a variety of automotive applications including exposed and unexposed panels, high strength parts for safety applications and to achieve weight reduction. The Company supplies sophisticated steel products to meet the demand for lighter, safer, and longer lasting vehicles such as bake hardenable steel and steel for hot forming, which is used for high strength and safety applications such as automotive door beams. In the past five years, Rouge Steel has made significant improvements in quality and customer service. The automotive market comprised 61.9% of the Company's steel product revenues in the first nine months of 1996 up from 48.0% in 1991.

     Sales to Ford, the Company's largest customer, accounted for approximately 31% of total sales in 1993, 1994 and 1995, and the first nine months of 1996. In addition to its relationship with Ford, the Company has diversified its automotive customer base. Until the Acquisition, Rouge Steel sold a small amount of steel to Chrysler and had no direct sales to GM. The Company believes that its ability to provide the complex grades of steel required for automotive applications combined with its ability to provide competitive pricing, quality and delivery caused Chrysler and GM to begin purchasing significant quantities of hot rolled, cold rolled and electrogalvanized steel from the Company. Currently, Chrysler and GM are both among the Company's ten largest customers. The Company is currently seeking to expand its customer base by penetrating the automotive market further, including through the broadening of its steel product and service capabilities. See "Risk Factors -- Dependence on Automotive Industry and UAW Employees."

     Converters. The Company sells hot rolled and cold rolled steel to the converter market, which includes customers that process steel into a more finished state such as pipes, tubing and cold rolled strip steel. Although the converter market is typically more price sensitive than the end user market due to its reliance on purchases at prevailing prices, it provides the Company with some sales stability during downturns in the automotive market.

     Sales to Worthington, a major steel fabricator and processor, the Company's second largest customer and shareholder of the Company, were approximately 16%, 15%, 14% and 12% of total sales in 1993, 1994, 1995 and the nine months ended September 30, 1996, respectively. Worthington owns approximately 27.5% of the Company's Common Stock which, until August 29, 1996, represented a voting interest of 22.8%. On August 29, 1996, Worthington converted a portion of its Class B Common Stock to Class A Common Stock, which reduced its voting interest to 19.9%.

     Service Centers. The Company sells hot rolled and cold rolled steel to service center customers that provide processing services such as slitting, shearing and blanking for distribution primarily to automotive end users. Due to the increased costs for processing services, steel service centers have become a major factor in the distribution of flat rolled products to end users.

     Direct Sales to Other End Users. The Company sells hot rolled and cold rolled steel to non-automotive end users. Hot rolled steel is used in the manufacture of roof decking, grating, guard rails and pipes. Cold rolled steel is used in the manufacture of lighting fixtures, room dividers and doors. Steel products are distributed by Rouge Steel principally through its own sales organization.

     Order Status. The order load was 903,000 net tons at September 30, 1996, compared to 550,000 net tons at December 31, 1995. All orders related to the order load at September 30, 1996 are expected to be shipped by the first quarter of 1997. The order load represents orders received but not yet filled. The substantial increase in the order load reflects very strong demand for the Company's products coupled with reduced blast furnace production due to lining and weather-related problems.

OPERATIONS

     Rouge Steel manufactures flat rolled carbon steel products using a basic integrated steel process at its single-site facility in Dearborn, Michigan. This process generally involves: steelmaking, slab making, hot band production (hot rolled sheet) and finishing (including cold rolling). The following diagram illustrates the Rouge Steel production process:

                 ROUGE STEEL COMPANY PRODUCTION PROCESS DIAGRAM

     Steelmaking. Steel is produced at Rouge Steel through the Basic Oxygen process which starts with the combination of iron ore pellets, coke and limestone in one of two blast furnaces. The resultant hot metal is then transported by rail to two basic oxygen furnaces where it is combined with scrap steel in an oxygen atmosphere to produce liquid steel. Rouge Steel operates two blast furnaces. One furnace, originally placed in service in 1922, is currently capable of producing 2,400 net tons per day, or 832,000 net tons per year. The other furnace, placed in service in 1948, is currently capable of producing 4,800 net tons per day, or 1.66 million net tons per year. The Company's combined hot metal capacity is approximately 2.5 million net tons per year. The Company believes that, following the interim reline of the "C" furnace in 1996, the major reline of the "B" furnace in 1997 and the installation of the raw material handling system, the Company's hot metal capacity will increase to approximately 3.0 million net tons per year.

     Major relines of the blast furnaces (which involve the replacement of the brick lining of the furnace) are scheduled approximately every ten years. A major reline typically requires the furnace to be taken out of service for approximately 70 days. The next scheduled major relines of the Company's "B" and "C" furnaces are in 1997 and 2004, respectively. During these periods, Rouge Steel will seek to mitigate the effects of the blast furnace shutdown by purchasing slabs in the open market and increasing inventories. The Company also periodically undertakes minor repairs and maintenance of the blast furnace linings. When such repairs are made, a blast furnace is typically out of service for approximately 40 days. The Company completed a partial reline of its largest blast furnace, "C" furnace, in late October 1996.

     Rouge Steel operates two basic oxygen furnaces, placed in service in 1964, which convert the hot metal into liquid steel. Each basic oxygen furnace has a capacity of 255 net tons per heat, with each heat taking approximately 35 minutes to complete. The basic oxygen furnace operation has an annual capacity of 3.7 million net tons. Once produced, liquid steel is transported to Rouge Steel's three-strand continuous caster.

     Rouge Steel also has two Electric Arc furnaces which were originally placed into service in 1976 but have been idle since 1992 due to the increased productivity of the Company's blast furnaces. The Electric Arc process begins with the melting of high quality steel scrap. The annual capacity of the electric arc furnace operation is 850,000 net tons. While the electric arc furnaces could be placed back into service in the case of a major blast furnace outage or if market conditions demand increased capacity, the Company has no plans to restart the electric arc furnaces in the near future.

     In 1990, ladle refining and vacuum degassing facilities, representing modern steel refining technologies, were placed into service. In 1996, a second LRF was placed into service. The addition of the second LRF permits the Company to refine 100% of its liquid steel through this process. The ladle refining and vacuum degassing facilities allow precise control of temperature and chemistry to exacting specifications and their operation, in conjunction with the continuous caster, enhances Rouge Steel's ability to sequence casting precisely and increase caster productivity. The addition of these facilities permitted the Company to expand its product base to include bake hardenable and interstitial free, ultra-low carbon products.

     Slab Making. The next step in production involves slab making by processing liquid steel through the continuous caster. In the continuous caster, liquid steel is fed into a nickel clad copper mold and cooled from the outside so that a shell is formed around the molten metal as it emerges from the mold. The slab is guided through a series of arc-shaped support sections that gradually change its direction from vertical to horizontal. It then proceeds through a strand straightener and horizontal cooling stations where air and water sprays complete the solidification process. At that time, the steel is cut into slabs according to specifications. The continuous caster incorporates the latest proven technologies including the ability to change slab width and chemical composition during casting, allowing continuous processing and economy of operation. The original two strands of the continuous caster, placed in service in 1986 at a cost of approximately $150 million, have a capacity of 2.6 million net tons per year. In 1996, the Company launched the third strand of the continuous caster at a cost of approximately $74 million. The third strand has a capacity of 1.4 million net tons per year and allows the Company to continuously cast 100% of its liquid steel and eliminate the more costly ingot-based slab production.

     Hot Band Production. The next step in the processing of steel involves the production of hot bands in the hot strip mill. In the hot strip mill, slabs are heated to 2,450 degrees in three walking beam furnaces prior to being processed through four roughing stands and seven finishing stands. An eight-inch thick slab will be reduced through this process to a thickness of as little as 0.075 inches and rolled to a length of over one-half mile long before being coiled at the end of the mill. Rouge Steel's hot strip mill, installed in 1974, is a 68-inch wide continuous mill which the Company believes is the last full-size hot strip mill built in the United States. In 1990, the Company completed the recomputerization of its hot strip mill, which permits tighter and more consistent gauge control and flatness in the Company's products. In 1995, Rouge Steel began a project to install roll bending equipment on the hot strip mill which will improve the profile and shape characteristics of the Company's sheet steel. The roll bending equipment is expected to be operational in early 1997. The capacity of the hot strip mill is approximately 3.6 million net tons per year.

     Finishing. Rouge Steel's finishing operations contain three pickle lines, a tandem mill, two annealing processes, two temper mills, two slitters and a recoil welder. Hot bands which are not sold as finished products or shipped to outside processors are processed further to produce the hot rolled pickled and oiled and cold rolled products. Hot rolled pickled and oiled products are hot bands which have been pickled to remove surface scale and enhance stamping or further processing. Cold rolled products are processed through the pickle lines, the tandem mill, the annealing facilities and typically through the tempering facilities. The tandem mill produces the precise gauge thicknesses characteristic of cold rolled product. The annealing processes add formability and the temper mills provide surface, texture, controlled ductility and oiling.

     In 1989, the Company placed a hydrogen annealing facility into service to supplement its existing box annealing facility. The hydrogen annealing facility reduces the time necessary to anneal the steel, enhances the formability of the steel and allows the Company to expand its product line. Bake hardenable steel, which is primarily used for exterior automotive panels, is currently being produced at the hydrogen annealing facility. Since 1989, the Company has increased its number of annealing bases and, in 1995, approximately 25% of the Company's annealing was done by this process.

     The Company is in the process of upgrading its cold reduction mill by modernizing gauge controls which the Company believes will enable it to exceed the AISI's gauge tolerance standards by the second half of 1996. In addition, the Company intends to upgrade an existing pickle line and place into service a new pickle line at a cost to the Company of approximately $34 million in order to replace its two remaining pickle lines and improve hot rolled product quality.

     Electrogalvanizing. In 1986, a joint venture, comprised of the Company and USS, placed Double Eagle into service at a total cost in excess of $200 million. It is the world's largest electrogalvanizing facility, with a capacity of approximately 850,000 net tons of electrogalvanized steel annually. Pursuant to the joint venture agreement, which, unless extended, terminates on June 30, 2001, the Company has the right to utilize approximately 50% of Double Eagle's available production time, or approximately 425,000 net tons annually. Electrogalvanized steel is cold rolled sheet steel which has been electrolytically coated with either pure zinc or a zinc/iron combination on one or both sides to render it corrosion resistant. Electrogalvanized steel is among the Company's highest margin sheet products and is sold primarily to Ford, Chrysler and other automotive end users.

                           RAW STEEL PRODUCTION DATA
                               (tons in millions)

                                                                                                PERCENT
                                                     EFFECTIVE     ACTUAL       CAPACITY      CONTINUOUSLY
                                                     CAPACITY    PRODUCTION    UTILIZATION        CAST
                                                     --------    ----------    -----------    ------------
1996 (through September 30).......................      2.3(1)       2.0            90%(1)         94%
1995..............................................      3.0(1)       2.9            96(1)          92
1994..............................................      2.9(1)       3.0           102(1)          88
1993..............................................      2.7(1)       2.9           107(1)          89
1992..............................................      3.4          2.8            83             86
1991..............................................      3.2          2.5            78             86

-------------------------
(1) The effective capacities in 1993, 1994, 1995 and 1996 exclude 850,000 net tons of annual electric furnace capacity. The electric furnaces have been idle since 1992.

CAPITAL EXPENDITURES

     The Company operates in a capital intensive industry. It has continued the extensive capital improvement program begun by Ford prior to the Acquisition, which was intended to achieve production and cost efficiencies, improve product quality and permit the Company to manufacture a broader range of higher margin products. During the past 15 years, approximately $1.0 billion has been spent to maintain and upgrade the Company's facilities and tighten control over its manufacturing processes so the Company could compete effectively in the steel industry. The projects in the capital program included the additions of the electrogalvanizing and continuous caster facilities in 1986, the hydrogen annealing facility in 1989, the ladle refining and vacuum degassing facilities in 1990, and more recently, upgrading its temper mills, computerizing its tandem mill, adding additional hydrogen annealing capability and expanding the continuous caster.

     During 1995, Rouge Steel and USS completed an expansion project at Double Eagle which resulted in additional annual capacity of 105,000 net tons. The cost to Rouge Steel of the expansion was approximately $11.5 million. Double Eagle's capacity is now approximately 850,000 net tons of coated steel per year. The Company and USS are each entitled to approximately 50% of Double Eagle's output.

     During 1995, the Company began the construction of the third strand to its existing continuous slab caster facility. The Company launched the third caster strand in May of 1996. The new caster strand added approximately 1.4 million net tons of casting capacity and has allowed the Company to cease all ingot production, to shut down the existing teeming and slab mill facilities, and to continuously cast 100% of its steel product. The cost of the entire project was approximately $74 million, of which $69 million was capitalized.

     At the same time Rouge Steel expanded its continuous caster, the Company added a second LRF. The new LRF was launched in the second quarter of 1996. The addition of the second LRF gave the Company the ability to treat 100% of its liquid steel. The new LRF and the third strand of the continuous caster have permitted the Company to further penetrate the high carbon steel product market.

     The following table represents a summary of the Company's capital expenditures:

                                                            YEAR ENDED DECEMBER 31,
                                              ---------------------------------------------------
                  PROJECT                      1991       1992       1993       1994       1995
-------------------------------------------   -------    -------    -------    -------    -------
                                                            (DOLLARS IN THOUSANDS)
Steelmaking................................   $17,604    $ 1,891    $ 2,873    $ 2,500    $52,100
Finishing..................................     1,439      6,360      6,010     17,000     12,200
Environmental..............................        61        553         90        300        100
All other..................................     1,638      4,345      2,843      9,356      5,026
                                              -------    -------    -------    -------    -------
     Total annual capital expenditures.....   $20,742    $13,149    $11,816    $29,156    $69,426
                                              =======    =======    =======    =======    =======

     For the five-year period commencing January 1, 1996, the Company's strategic plan provides for approximately $390 million in capital expenditures for facilities improvement and investment in joint ventures. The most significant projects scheduled during this period include adding a raw material handling system in the Company's blast furnace area, upgrading and maintaining its finishing facilities, including its hot strip mill and cold reduction mill, installing a new pickle line and upgrading one of its existing pickle lines, undertaking a partial and full reline of its blast furnaces and investing in strategic joint ventures.

     The Company expects the cost of the partial reline of its "C" blast furnace and other furnace improvements, including an upgraded cooling system to be approximately $23 million. Recent lining-related and other maintenance issues prompted the Company to accelerate the "C" furnace reline which was completed in late October 1996. The outage related to the "C" furnace reline lasted approximately 40 days and had a negative impact on results of operations in the third quarter of 1996 and is expected to have a negative impact on results of operations in the fourth quarter of 1996. To compensate for the loss of production due to the blast furnace lining problems and weather-related problems, and to assure the continuity of supply to its customers, the Company has increased its slab purchases. The market for the purchase of steel slabs is highly competitive and subject to price volatility influenced by periodic shortages, freight costs and other market conditions largely beyond the Company's control which may contribute to the negative impact on the Company's operating results. See "Risk Factors -- Risks Related to Equipment Outages and the Manufacturing Processes."

     The Company has scheduled a major reline of its "B" blast furnace in late September 1997, at an anticipated cost to the Company of approximately $40 million. Major relines, which involve the replacement, as opposed to refurbishing, of the brick lining of the furnace, typically require the furnace to be taken out of service for approximately 70 days. During this major reline, Rouge Steel will need to continue to purchase steel slabs in the open market to attempt to mitigate the loss of production.

JOINT VENTURES AND PROCESSING ARRANGEMENTS

     Proposed Cold Rolled Hot Dipped Galvanizing Venture With Worthington. The Company has executed a non-binding memorandum of understanding with Worthington to construct and operate a cold rolled hot dipped galvanizing facility near Monroe, Michigan that is expected to coat light gauge steel products to make them corrosion resistant. If the joint venture proceeds, the Company expects to own a 48% interest in the venture and to be entitled to 48% of the profits from the processing services performed at the facility. As currently proposed, the Company would also be entitled to 80% of the annual output of the facility, or approximately 360,000 net tons of the facility's anticipated 450,000 net ton capacity. In addition, Rouge Steel expects to provide substantially all of the cold rolled substrate required by the venture, 20% of which would be sold to Worthington at competitive prices for processing through the facility. The venture would provide the Company access to additional coated products, primarily for automotive applications. It is anticipated that if the joint venture proceeds, the facility would be placed into service in mid-1998 and that Rouge Steel would invest approximately $40 million.

     Under the current arrangement, Worthington would be paid a quarterly management fee based initially upon production levels. Once Worthington recoups its capital contribution, through both the management fee and its share of the venture's profits, the management fee is to be fixed at $375,000 per quarter. Also, if the venture's pre-tax return on assets falls below 15% for two or more consecutive years after the first three years of operation, Worthington would have a put option which requires the Company, at Worthington's option, to purchase Worthington's interest in the venture at fair market value. See "Risk Factors -- Risks Related to Uncertainty of Joint Venture Arrangements."

     Joint Venture With Shiloh. On January 2, 1996, Rouge Steel formed a joint venture with Shiloh to produce engineered steel blanks at a facility that is being constructed in Romulus, Michigan. When this facility is placed into service, which is expected to occur in late 1996, the Company intends to process approximately 20,000 net tons of steel annually through the blanking facility. The Shiloh Venture will give the Company access to blanking capabilities and permit it to take advantage of Shiloh's expertise in producing engineered steel blanks. The Shiloh Venture is also expected to permit the Company to increase its margins on steel blanks by reducing freight costs currently paid by the Company for delivery of steel blanks from Shiloh's facility in Ohio. Engineered steel blanks are pieces of steel cut into shapes which the customer may stamp directly into the final part. Rouge Steel anticipates selling the engineered steel blanks from the Shiloh Venture to its automotive customers.

     The Shiloh Venture operating agreement ("Shiloh Agreement") has a term of 30 years, subject to certain conditions. Pursuant to the Shiloh Agreement, Rouge Steel made an initial capital contribution of $20,000 for a 20% interest in the Shiloh Venture and Shiloh contributed $80,000 for a controlling 80% interest in the Shiloh facility. The Shiloh Venture has been financed by a $23 million credit facility, 20% of which is guaranteed by the Company. Rouge Steel's maximum exposure under the guarantee is $5 million. Although Shiloh has voting control over the Shiloh Venture, the Shiloh Agreement requires the unanimous vote of its members for certain major corporate decisions, including the disposal of substantially all of the assets, amendment of the articles of organization and establishment of the capital budget for construction of the facility, which has initially been set at $19 million. The Shiloh Agreement also provides Rouge Steel with certain protections for its minority position in the venture, including a put option which requires Shiloh or its designee, at the option of Rouge Steel during the first seven years of the venture, to purchase Rouge Steel's interest in the joint venture at a price equal to Rouge Steel's capital contribution. In addition, if Shiloh transfers its interest in the Shiloh Venture to a third party, Rouge Steel has the right to sell a proportionate amount of its interest at the same price and on the same terms as Shiloh's transfer.

     Proposed TWB Joint Venture. The Company intends to acquire a minority interest in TWB which is located near Monroe, Michigan and is currently owned by Worthington and Thyssen. It is anticipated that TWB's current owners will also admit other minority participants to the venture in conjunction with the admission of Rouge Steel. Laser welding blanks is the process of welding together two or more steel blanks, which may be of different grade or thickness. If the Company proceeds with the joint venture, it believes that the TWB facility will enable it to respond to the demand by Ford, Chrysler and GM for these products.

     Proposed Hot Rolled Hot Dipped Processing Arrangement With Worthington. The Company has executed a letter of understanding with Worthington to enter into a supply agreement and a toll coating agreement with respect to Worthington's hot rolled hot dipped galvanizing line which is being constructed near Delta, Ohio. Pursuant to the supply agreement, Worthington would agree to purchase from the Company approximately 120,000 net tons of hot and/or cold rolled sheet steel annually, at prices consistent with the Company's current pricing arrangement with Worthington. Pursuant to the toll coating agreement, the Company would be entitled to coat approximately 80,000 net tons of steel annually. The Company anticipates that the additional corrosion resistant steel products, including framing and structural steel, would be sold to the construction, agricultural and automotive markets. Subject to the completion of the facility and the execution of definitive documentation, it is anticipated that the Company would begin selling steel to and coating steel through the hot rolled hot dipped galvanizing line in early 1997. See "Risk Factors -- Risks Related to Uncertainty of Joint Venture and Processing Arrangements."

FACILITIES

     The Company's integrated, single-site facility is located on a 457-acre industrial site adjacent to Ford's stamping and assembly plants in Dearborn, Michigan. The Rouge Steel facility is strategically located in the heart of the automotive manufacturing region and in an area where many consumers of flat rolled steel are situated. The Company believes that its single-site location is a strategic advantage because it permits reduced transportation costs, increased efficiencies and better management response times.

     The Company's facilities include three blast furnaces (one of which has been idle since 1988), two basic oxygen furnaces, two electric arc furnaces (which have been idle since 1992), two ladle refining facilities, a vacuum degassing facility, one three-strand continuous caster, one computerized hot strip mill, three pickle lines, one tandem mill, two annealing facilities (one of which is a hydrogen annealing facility), two temper mills, two slitters and one recoil welder. In addition, the Company owns: a 60% interest in a 315 megawatt powerhouse (the "Powerhouse") that is managed by Ford (which owns the other 40%); a 50% interest in Double Eagle, the world's largest electrogalvanizing facility; and 85% of the outstanding stock of Eveleth, an iron ore mining and pelletizing facility.

     Double Eagle is owned and operated as a joint venture between Rouge Steel and USS. Located adjacent to the Rouge Steel complex, Double Eagle has the capacity to process over 850,000 net tons of electrogalvanized steel annually. Rouge Steel's share of Double Eagle's capacity is approximately 425,000 net tons annually. Rouge Steel supplies the cold rolled steel substrate to Double Eagle for the Company's share of Double Eagle's production. The Company closely coordinates its operations with Double Eagle in an attempt to maintain high operating rates and efficiencies.

     Eveleth, whose operations are located on the Mesabi Iron Range in Northern Minnesota, was formed in 1963 by Ford and Oglebay to supply those companies with iron ore pellets. Ford initially acquired 85% of the total capital stock of Eveleth for use by Rouge Steel, with the remaining 15% being purchased by Oglebay. Oglebay, in addition to its role as minority shareholder, was designated as the managing agent, with responsibilities for the day-to-day management and operation of the facilities. On January 15, 1996, Oglebay resigned as manager of Eveleth Mines effective December 31, 1996. A new mine manager has been hired and Oglebay is assisting with the transition process. See "-- Raw Materials and Energy Sources," and "Risk Factors -- Possible Increased Costs Related to Eveleth Taconite Company."

RAW MATERIALS AND ENERGY SOURCES

     The principal raw materials and energy sources used by Rouge Steel in its production process are coke, iron ore pellets, steel scrap, natural gas, electricity, steam, oxygen and nitrogen. Coke, coal, iron ore pellets, electricity, steam, oxygen and nitrogen are predominantly purchased pursuant to long-term or annual agreements. The other raw materials are generally purchased in the open market from various sources. Certain of the purchased raw materials are not covered by long-term contracts and, therefore, availability and price are subject to world market conditions.

     Coke. Coke represents the Company's single largest raw material expenditure. In 1995, approximately 64% of the Company's coke requirements were provided by USX Corporation ("USX") pursuant to a one-year tolling agreement. Through a similar tolling agreement with New Boston Coke Corporation ("New Boston"), whose total productive capacity is dedicated to the Company, the Company acquired approximately 34% of its coke requirements, and the balance was purchased in the open market. Under tolling agreements, the Company provides the coal to USX and New Boston for processing into coke. High volatile coal is acquired at competitive prices pursuant to a contract with Massey Coal Sales Company, Inc. which expires on January 1, 1997. Rouge Steel expects to begin purchasing coke from Bethlehem Steel Corporation ("Bethlehem") on January 1, 1997 pursuant to a five-year agreement. Bethlehem is expected to provide approximately 65% of the Company's coke requirements at a fixed price for the first three years and at a price for the last two years to be negotiated by the parties. The balance of Rouge Steel's coke requirements is expected to be provided by USX or New Boston. The Company does not produce coke and, as a consequence, relies upon outside sources. During the past ten years, coke production capacity in the United States has been reduced. Due to the environmental liabilities associated with operating coke ovens, the Company expects coke production capacity to be reduced further in the next ten years. The coke shortage that may result from the reduction in capacity may cause the price that the Company pays for coke to increase which may adversely affect the Company's results of operations. See "Risk Factors -- Cost and Availability of Raw Materials."

     Iron Ore Pellets. The Company has consumed an average of 2.9 million gross tons of iron ore pellets annually over the three-year period ended December 31, 1995, 17% of which were directly supplied by Eveleth. In April 1995, Rouge Steel converted to fluxed pellet use on both blast furnaces. The Company currently trades all of the Eveleth acid pellets allocated to it and, in return, obtains fluxed pellets and acid pellets with a higher manganese content, which Eveleth does not produce and which are used to enhance blast furnace productivity. During the three-year period ended December 31, 1995, the Company traded an average of 1.8 million gross tons of Eveleth pellets annually, which constituted 82% of the Company's share of the pellets produced by Eveleth, in return for fluxed pellets and pellets with a higher manganese content, which constituted 65% of the Company's requirements for pellets during this period. In order to acquire fluxed pellets under the trade arrangement, the Company is required to pay a cash premium, indexed to inflation factors, equal to the difference in the market price of the fluxed pellets and the market price of Eveleth acid pellets, in addition to providing the Eveleth acid pellets. The balance of the Company's pellet requirements were purchased pursuant to a contract with The Cleveland-Cliffs Iron Company.

     The iron ore reserves of Eveleth are sufficient to provide the Company with an estimated 25-year supply at the current level of utilization. A disruption in Eveleth's iron ore operations would require the Company to increase purchases in the open market.

     Eveleth produces iron ore pellets pursuant to collective operating agreements with EXCO. The operation of Eveleth Mines is primarily controlled by the terms of the Eveleth Mines Agreements. The Eveleth Mines Agreements provide that Eveleth and EXCO each owns its fine crushing and pelletizing facility (the "EXCO Facility" or the "Eveleth Facility," as the case may be) and provide for cross ownership of mining equipment and leases. The Eveleth Mines Agreements stipulated that Eveleth Mines was to be operated at maximum capacity levels (3.6 million tons by the EXCO Facility and 2.3 million tons by the Eveleth Facility), that each owner's interest in Eveleth Mines would be determined by the relative maximum production capacity of each owner's facility (an owner's "Proportionate Interest") and that each owner would be entitled to its Proportionate Interest of pellet production and share in virtually all costs of Eveleth Mines based on its respective Proportionate Interest. The Eveleth Mines Agreements were amended several times over the years as the various owners' ore requirements changed from levels initially contemplated.

     The 1991 Amendments, which terminate on December 31, 1996, provide that the mining operations may be operated at less than full capacity and permit each owner to take production in excess of or less than such owner's Proportionate Interest. Regardless of the amount of pellet production taken, each owner is required to bear its share of the fixed costs of Eveleth Mines based upon its Proportionate Interest. Forty-nine percent of the fixed costs of the Eveleth Mines are allocable to Eveleth and 51% of such fixed costs are allocable to EXCO. Variable costs are allocated based upon the amount of pellet production taken by each owner. Recently, Eveleth Mines has been operating at capacity and all owners have taken their share of pellet production. Pellet nominations for 1996 indicate that all owners will continue to produce at capacity.

     The 1991 Amendments also permit a disproportionate production allocation between the Company and Oglebay. Consequently, depending upon the total production volume of Eveleth and the allocation of Eveleth's production between the Company and Oglebay, their relative contribution to Eveleth's profits may vary from their respective equity interests. Under the agreement between the Company and Oglebay with respect to Eveleth, Eveleth's profits are divided between the Company and Oglebay according to their relative contributions. Accordingly, the minority interest in consolidated subsidiary, which is an adjustment to the Company's consolidated income, may not necessarily correlate with Oglebay's equity ownership percentage.

     Under an amendment to the Eveleth Mines Agreements, which was effective as of January 2, 1976, either Eveleth or EXCO may terminate the Agreements on 11-months notice ("Termination") or elect to declare a Rollback, subject in either case to an unspecified equitable adjustment.

     In December 1995, Oglebay and AKS elected to terminate the 1991 Amendments, effective on their expiration date, December 31, 1996. On that date all previously suspended provisions of the Eveleth Mines Agreements, as amended, will be reinstated. Accordingly, the Company's share of pellet production and fixed cost coverage will decline from the current 41.7% to 31.7%, the Company's equity share.

     In January 1996, AKS, acting on behalf of EXCO as its majority partner, elected to give notice of Rollback. Stelco and Oglebay, the other owners of EXCO, dispute AKS's right to act on behalf of EXCO and plan to take the decision to arbitration. If Rollback remains effective, it would occur on January 1, 1997. Rollback would limit the Company's share of pellet production to 85% of the current rated pellet plant capacity of the original line, or 1.4 million tons. Fixed costs would be allocated as defined in the provisions of the Eveleth Mines Agreements. Rouge Steel's pellet requirements, in addition to pellets it receives from Eveleth, would be purchased pursuant to the Company's contract with The Cleveland-Cliffs Iron Company. The election to effect a Rollback is not expected to have a materially adverse effect on the financial condition or results of operations of the Company provided that both mining companies continue to operate at capacity.

     On January 15, 1996, Oglebay resigned as manager of Eveleth Mines effective December 31, 1996. Oglebay has agreed to help with the transition to a new mine manager. The owners of Eveleth Mines hired an experienced mine manager in June 1996. This individual has been directed to form a local mine management team and to develop a comprehensive business plan for Eveleth Mines. The new manager and his team will assume management control of Eveleth Mines effective with Oglebay's departure on or before December 31, 1996. His presence well before this event is intended to ensure an orderly and efficient transition.

     On June 14, 1996, Oglebay, AKS, Stelco and the Company entered into a letter of intent, under which Oglebay would be permitted to exit the venture, with Rouge Steel and AKS, through their respective subsidiaries, Eveleth and Virginia Horn, acquiring all of Oglebay's interests in Eveleth Mines. Completion of Oglebay's exit is contingent upon the execution and delivery of definitive agreements. Negotiations continue and it is expected that Oglebay's departure from Eveleth Mines will be completed in the fourth quarter of 1996 and that Eveleth Mines would be restructured with Rouge Steel acquiring an effective 45% interest in the Eveleth Mines operations, an increase from its original equity share of 31.7%. The remaining owners would then collectively operate Eveleth Mines through a limited liability company. See "Risk Factors -- Possible Increased Costs Related to Eveleth Taconite Company."

     Scrap. The price of steel scrap has increased dramatically since the end of 1992. The price of #1 industrial bundles, the steel scrap which makes up the largest portion of the Company's scrap purchases, increased by 39% between the end of 1992 and the end of 1995. The Company spent approximately $90 million for steel scrap in 1995. The higher price reflects elevated demand for steel scrap, which is a result of increased production at integrated steel mills and electric furnace based mini-mills. As long as the current industry production level continues and new scrap intensive mini-mills come on line, the Company does not expect any relief from high steel scrap prices.

     Other Raw Materials and Energy Sources. During 1995, natural gas, electricity and steam constituted 22%, 59%, and 19%, respectively, of the Company's total energy costs. Natural gas is acquired at prevailing market prices from various producers. Rouge Steel purchases electricity from Detroit Edison Company for its ladle refining and Double Eagle facilities and, when they were operating, for its electric arc furnaces. The Company owns a 60% interest in the Powerhouse that is managed by Ford (which owns the other 40%). Pursuant to an operating agreement with Ford which expires December 31, 1999, the Powerhouse provides the rest of the electricity consumed by the Company, as well as all of its steam requirements.

     Effective November 15, 1995, the Company entered into a ten-year contract for the supply of oxygen and nitrogen with Praxair, Inc. The contract contains annual minimum oxygen and nitrogen purchase levels of $8.3 million and $550,000, respectively. Minimum annual nitrogen purchases were $422,000 until the effective date of the new agreement.

COMPETITION

     The Company is in direct competition with domestic and foreign flat rolled carbon steel producers and producers of plastics, aluminum and other materials that can be used in place of flat rolled carbon steel in manufactured products. The Company competes principally on the basis of quality, price and the ability to meet customers' product specifications and delivery schedules. The Company believes, however, that its competitive position in the steel industry is strengthened by, among other things, (i) improved manufacturing capability, (ii) substantially reduced postretirement expenses resulting from certain agreements with Ford, (iii) environmental indemnifications from Ford until 2009, (iv) long-term relationships with Ford and Worthington, (v) a single-site, geographically strategic location, and (vi) financial flexibility.

     Imports. Domestic steel producers face significant competition from foreign producers. Decisions by these foreign steel producers with respect to production and sales may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions.

     Steel imports as a percentage of apparent domestic consumption, including semifinished steel, were approximately 19% for the period from 1991 through 1995. The percentage peaked in 1994 at 25%. Attractive world export prices, favorable U.S. dollar exchange rates and the improved international competitiveness of the domestic steel industry have all been factors in reducing import levels. A significant adverse change in any of these factors could result in an increase in steel imports.

     Domestic Steel Industry. The domestic steel industry is a cyclical business that is highly competitive. Despite significant reductions in raw steel production capability by major domestic integrated producers over the last decade, the domestic industry continues to be adversely affected by excess world capacity. Over the last decade, extensive downsizings have necessitated costly restructuring charges that, when combined with highly competitive market conditions, have resulted in substantial losses for most domestic integrated steel producers.

     In the United States, the Company competes with many domestic integrated steel companies. The Company also competes with mini-mills, which generally target regional markets, have reduced environmental maintenance costs and liabilities, and derive certain competitive advantages by utilizing less capital intensive liquid steel processes. The capability of electric furnace based, thin slab mini-mills to produce flat rolled steel products is increasing. In the future, these mini-mills may provide increased competition in the higher quality, value-added product lines now dominated by the integrated steel producers. New mini-mills that produce flat rolled steel and improvements in the production efficiencies of integrated mills have increased overall production capacity in the United States, which has caused downward price pressure. The ability of mini-mill producers to capture a significant percentage of the sheet markets, which represented approximately half of domestic industry shipments in 1995, cannot presently be determined due to operating cost and product quality issues associated with thin-cast technology. In addition, fluctuations in the cost of scrap, the primary element in the production of steel by mini-mills, may influence the ability of mini-mills to compete with domestic integrated producers.

     A number of integrated steel producers have gone through bankruptcy reorganizations. These proceedings have resulted in reduced operating costs for these producers and may permit them to price their steel products at levels below those that could otherwise be maintained by them. The Company believes, however, that due to its reduced labor costs and reduced exposure to historical environmental liabilities resulting from certain agreements with Ford, as well as the absence of indebtedness since the Company's Public Offering, the Company is in a better position to compete with these companies than many of its competitors.

     Steel Substitutes. In the case of many steel products, there is substantial competition from other products, including plastics, aluminum, ceramics, glass, wood and concrete. However, the Company, to a limited degree, and certain other manufacturers of steel products have begun to compete in recent years in markets not traditionally served by steel producers, including the markets for steel construction studs and steel frames for houses.

EMPLOYEES

     At September 30, 1996, the work force of Rouge Steel was comprised of 2,519 hourly and 633 salaried personnel, including Rouge Steel employees working at Double Eagle. Eveleth employees are not employees of Rouge Steel. From 1986 to 1995, the Company reduced its work force by over 1,300 employees, while increasing the level and quality of its production. The Company's employment cost per ton shipped in 1995 was $100, which the Company believes was one of the lowest among integrated steel producers, and tons shipped per employee has grown to more than 800 tons per year, which the Company believes is one of the highest in the steel industry.

     Hourly employees of Rouge Steel are represented by the UAW. Most of the hourly employees of the Company's competitors are represented by the USWA and are subject to USWA-patterned agreements. Eveleth workers, who are employed by Oglebay Norton Taconite Company, a wholly owned subsidiary of Oglebay, are also represented by the USWA. The employees of Eveleth, the USWA and Oglebay Norton Taconite Company are currently in binding arbitration with respect to the amount of wages to be paid to such employees, however, the Company believes that the outcome of such arbitration will not have a material adverse effect on the Company's operations. In addition, effective December 31, 1996 Oglebay Norton Taconite Company will no longer be the employer of the Eveleth workers. The partners of Eveleth Mines are in the process of forming an employment company to replace Oglebay Norton Taconite Company. In 1995, Rouge Steel and the UAW executed a labor agreement with a five-year term and no optional renegotiation prior to expiration. The labor agreement includes provisions for employment security and profit sharing. The Company believes that it maintains a good relationship with the UAW. Eveleth is currently working under a six-year agreement with its USWA-represented employees which was ratified on February 1, 1994.

ENVIRONMENTAL CONTROL AND CLEANUP EXPENDITURES

     The Company's operations are subject to many federal, state and local laws, regulations permits and consent agreements relating to the protection of human health and the environment. The Company believes that its facilities are in material compliance with these provisions and does not believe that future compliance with such provisions will have a material adverse effect on its results of operations or financial condition. The Company has incurred capital expenditures in connection with matters relating to environmental control of approximately $1.8 million during the past four years. In addition, the Company has planned approximately $4 million in capital expenditures for environmental compliance for the years 1996 through 2000. Since environmental laws and regulations are becoming increasingly more stringent, the Company's environmental capital expenditures and costs for environmental compliance may increase in the future. In addition, due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated. The costs for current and future environmental compliance may also place domestic steel producers at a competitive disadvantage with respect to foreign steel producers, which may not be required to undertake equivalent costs in their operations, and manufacturers of steel substitutes, which are subject to less stringent environmental requirements.

     Under CERCLA, the Environmental Protection Agency (the "EPA") has the authority to impose joint and several liability for the remediation of contaminated properties on waste generators, current and former site owners and operators, transporters and other potentially responsible parties regardless of fault or the legality of the original disposal activity. Many states have statutes and other authorities similar to CERCLA. Domestic steel producers have spent, and can be expected to spend in the future, substantial amounts for compliance with these environmental laws and regulations.

     Pursuant to the Purchase and Sale Agreement with Ford, Ford has agreed to indemnify the Company for any liability arising out of an environmental condition existing prior to the Acquisition or a subsequent change in law relating to such condition that results in an environmental claim under any federal or state environmental law, including CERCLA, RCRA, the Clean Water Act, the Safe Drinking Water Act, the Clean Air Act and the Occupational Safety and Health Act of 1970 or an environmental claim based upon a release of a material of environmental concern. An environmental claim, as defined in the Purchase and Sale Agreement, includes, among other things, the costs associated with the release of any pollutants, contaminants, toxic substances and hazardous substances into the environment. The Ford Indemnity provides that Ford shall pay the Company's liabilities, including any penalties and attorney's fees, in connection with any environmental claim relating to a pre-Acquisition condition. The Ford Indemnity terminates on December 15, 2009. Since the Acquisition, Ford has indemnified the Company for environmental claims of approximately $5.0 million. In some instances, Ford has acted proactively; in others, it has denied responsibility. The submitted claims include asbestos removal, CERCLA liabilities, National Pollutant Discharge Elimination System ("NPDES") permit violations, underground storage tank removal and transformer replacement. Rouge Steel does not believe the rejection by Ford of any claims made under the Ford Indemnity will have a material adverse effect on the Company.

     The Company has been identified as a potentially responsible party under CERCLA and/or similar state statutes at the Carter Industrial, Inc., Wayne County, Michigan site. Further, the Eveleth Mine has been identified as a potentially responsible party under CERCLA at the Arrowhead Refining, Inc. ("Arrowhead") site located in Minnesota. The Company is subject to joint and several liability imposed by CERCLA on potentially responsible parties. Based upon available information, the Company does not anticipate that assessment and response costs resulting from the Company being a potentially responsible party will have a material adverse effect on the financial condition or results of operations of the Company. However, as further information comes into Rouge Steel's possession, the Company will continue to reassess such evaluations. In addition, pursuant to the Ford Indemnity Ford has accepted liability for, and defense of, the Carter Industrial Site. The matter regarding the Arrowhead site arose prior to the Acquisition and Ford has assumed all liabilities of the Company relating to the Arrowhead site.

     In late 1995, the existence of material containing polychlorinated biphenyls ("PCBs") was noted within a containment area of an electrical substation in the cold mills. Subsequent investigation by the Company disclosed the presence of an underground storage tank containing PCB-contaminated oil below the floor of the substation. The tank was subsequently isolated, drained and closed in accordance with Michigan's underground storage tank program. Upon further investigation the Company discovered PCB contamination in four electrical manholes in the vicinity of the tank. The investigation and cleanup of PCB contamination in the area is proceeding. As of September 30, 1996, the Company had spent approximately $1 million for the investigation and cleanup. The Company believes that these costs are subject to the Ford Indemnity and has notified Ford of a potential claim. However, Ford has not yet acknowledged responsibility for this matter.

     In August 1993, Eveleth discovered petroleum contamination apparently emanating from an abandoned fuel supply line. The Company notified the Minnesota Pollution Control Agency and is working with the state to address the contamination. The Company believes that this contamination is attributable to pre-Acquisition activities and pursuant to the Ford Indemnity has notified Ford of the potential indemnity claim. However, Ford has not yet acknowledged responsibility. The Company does not expect this matter to have a material adverse effect on the Company's results of operations or financial condition.

     The Company is or may be involved in proceedings with various regulatory authorities which may require the Company to pay fines and penalties relating to alleged violations of environmental laws, regulations and permits or to incur capital expenditures to add or modify operations or pollution control equipment. In April 1996, the Company signed a Consent Order resolving all outstanding violation notices from the Wayne County Health Department regarding alleged violations of the Wayne County Clean Air Act. The Consent Order was subsequently signed on behalf of the County on August 8, 1996. It requires the Company to pay a $21,000 penalty and install a dust collection system at the lime unloading station. The Company does not expect compliance with the terms of the Consent Order to have a material adverse effect on its results of operations or financial condition.

     In December 1992, the EPA conducted a multimedia inspection of the Rouge Steel facility. The Company has obtained a copy of the inspection report which identifies certain alleged violations at its facility. To date, the EPA has raised no issue with the Company with the exception of an Administrative

Complaint under the Clean Air Act which the Company settled in May 1994. The Company is not aware of any other outstanding issues with respect to this inspection. The full extent of the cost of any required corrective measures, if any, cannot be ascertained at this time. The Company believes that a portion of any potential liability is attributable to pre-Acquisition activities and pursuant to the Ford Indemnity has notified Ford of the potential indemnity claim arising from this inspection.

     The Company is currently operating in substantial compliance with a 1991 Consent Judgment between the Company and the Michigan Department of Natural Resources ("DNR") with respect to wastewater discharges at the Schaefer Road wastewater treatment facility.

     The Company is also operating under a Consent Order with the DNR in connection with the federally mandated requirement to achieve the national ambient air quality standards for particulate matter. This Consent Order defines the Company's fugitive dust and particulate matter control programs. The consent order does not impose any penalties on the Company or any significant production restrictions on any of the Company's production facilities. The Company has not incurred any costs associated with this issue, except those required to negotiate the consent. Similarly, the Powerhouse is operating under a 1988 Consent Order with the DNR in connection with the federally mandated requirement to achieve the national ambient air quality standard for sulfur dioxide. The Powerhouse is currently negotiating several proposed revisions to this Consent Order with the DNR. These revisions primarily involve sampling and analysis issues, and to the Company's knowledge, do not involve significant production or capital expenditure issues.

     In 1990, Congress passed amendments to the Clean Air Act which impose more stringent standards on air emissions. Pursuant to Title V of the Clean Air Act Amendments of 1990, the Company must submit an application for a facility operating permit ("Title V permit") by February 1997. The Company expects to spend $150,000 to prepare the application and approximately $400,000 for increased monitoring and compliance activities associated with the application in 1996 and 1997.

     In 1996, the Company applied for renewal of its Clean Water Act NPDES permit. The Company expects that it will be required to develop a program for management of stormwater runoff in connection with the renewal application. The Company does not expect costs associated with the permit renewal or any resultant capital costs to be material.

     Eveleth is presently conducting groundwater monitoring to determine whether voluntary remediation of two landfills is required. The Company has requested that Ford pay for any associated remediation costs. Ford has neither accepted nor rejected any responsibility with respect to these landfills. Prior to the completion of the groundwater investigation, the Company cannot determine whether any remediation is required. The Company is not aware of any contemplated governmental action involving sanctions with respect to this matter and does not believe that any liability arising from this situation will have a material adverse effect on the Company's results of operations or financial condition.

RESEARCH AND DEVELOPMENT

     The Company does not incur material expenses in research and development activities but does participate in various research and development programs. The Company addresses research and development requirements and product enhancement by maintaining a staff of technical support, quality assurance and engineering personnel. The Company also participates in joint projects with the American Iron and Steel Institute and with various universities.

LEGAL PROCEEDINGS

     From time to time, Rouge Steel is a defendant in routine lawsuits incidental to its business. The Company believes that none of such current proceedings, individually or in the aggregate, will have a materially adverse effect on the Company's results of operations or financial condition.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to the executive officers and directors of the Company. Executive officers are chosen by the Board of Directors of the Company at the first meeting of the Board after each annual meeting of stockholders. Officers of the Company serve at the discretion of the Board of Directors and are subject to removal at any time. There is no family relationship among any of the officers or directors.

               NAME                   AGE                         POSITION
-----------------------------------   ---    --------------------------------------------------
Carl L. Valdiserri.................   60     Chairman and Chief Executive Officer, Director
Louis D. Camino....................   58     President and Chief Operating Officer, Director
Gary P. Latendresse................   53     Vice President and Chief Financial Officer,
                                             Director
Dennis T. Crosby...................   53     Vice President, Engineering and Technology
William E. Hornberger..............   50     Vice President, Employee Relations and Public
                                             Affairs
George T. Kilavos..................   64     Vice President, Production Planning
Daniel A. Marion...................   58     Vice President, Purchasing and Transportation
Ronald J. Nock.....................   44     Vice President, Sales and Marketing
Michael A. Weiss...................   48     Secretary and General Counsel
Dominick C. Fanello................   74     Director
John E. Lobbia.....................   55     Director
Peter J. Pestillo..................   57     Director
Clayton P. Shannon.................   62     Director

BUSINESS EXPERIENCE

     Mr. Valdiserri has been Chairman and Chief Executive Officer of the Company since 1989. From 1987 until 1989 he was an independent consultant regarding the steel industry, principally to The Chase Manhattan Bank, N.A. From 1982 until 1987, Mr. Valdiserri was Executive Vice President of Weirton Steel Company. Mr. Valdiserri joined the Weirton Division of National Steel Corporation in 1978. He was Chief Engineer in the Great Lakes Division of National Steel Corporation from 1973 to 1978 and held various other engineering positions from 1964 to 1972. He began his career with Wheeling-Pittsburgh Steel Corporation in 1958. Mr. Valdiserri has 38 years of experience in the steel manufacturing industry. Mr. Valdiserri is also the President and a director of Eveleth as well as a director of Champion Enterprises, Inc.

     Mr. Camino has served as President and Chief Operating Officer, as well as a director of the Company, since 1990. Mr. Camino was Vice President of Operations for Acme Steel Company from 1986 to 1990. Mr. Camino began his career with Jones and Laughlin Steel Corporation as a supervisor in 1960, and has 36 years of experience in the steel manufacturing industry. Mr. Camino is also the Vice President and a director of Eveleth.

     Mr. Latendresse has been Vice President and Chief Financial Officer and a director of the Company since 1992. He was Vice President, Finance and Controller from 1987 until 1992. Mr. Latendresse has held various financial positions with the Company and Ford for 27 years. Mr. Latendresse has 27 years of experience in the steel manufacturing industry. Mr. Latendresse is also the Treasurer and Assistant Secretary of the Company, and Assistant Treasurer and a director of Eveleth.

     Mr. Crosby has been Vice President, Engineering and Technology since 1989. Mr. Crosby previously served as General Manager of Engineering and Environmental Affairs at Inland Steel Company where he was employed between 1967 and 1989. Mr. Crosby has 28 years of experience in the steel manufacturing industry. Mr. Crosby is also a director of Eveleth.

     Mr. Hornberger has been Vice President, Employee Relations and Public Affairs since 1992. From 1987 to 1992, he was Vice President, Employee Relations. Mr. Hornberger has held various employee relations positions at Rouge Steel and Ford since 1973 and is also a director of Eveleth. Mr. Hornberger has 12 years of experience in the steel manufacturing industry.

     Mr. Kilavos has been Vice President, Production Planning since 1990. From 1984 to 1990, Mr. Kilavos was Director, Production Planning at Weirton Steel Company. He previously held various materials management positions at Weirton Steel Company and National Steel Corporation. Mr. Kilavos has 34 years of experience in the steel manufacturing industry.

     Mr. Marion has been Vice President, Purchasing and Transportation since March 1, 1995. From 1988 to 1995, Mr. Marion was Procurement Manager, Purchasing and Supply Staff, Ford Motor Company. He previously held various purchasing positions during his 34 years with Ford, including more than ten years of steel purchasing experience.

     Mr. Nock has been Vice President, Sales and Marketing since 1988. Mr. Nock held various positions at the Company since 1982, including Manager of Sales and Sales Representative. Mr. Nock has 20 years of experience in the steel manufacturing industry.

     Mr. Weiss has served as Secretary and General Counsel since 1989. Mr. Weiss is a director and a shareholder of the Pittsburgh, Pennsylvania law firm of Doepken Keevican & Weiss Professional Corporation ("DK&W"), which is engaged in the practice of law and provides legal services to the Company. He has been a shareholder of DK&W since 1988.

     Mr. Fanello was appointed to the Board on September 26, 1996 to fill the vacancy created by Mr. Klisares' resignation. Mr. Fanello has been Chairman of the Board and a director of Shiloh since its formation in April 1993. In January 1995, Mr. Fanello resigned his position as the Chief Executive Officer of Shiloh. Mr. Fanello also serves as the Chairman and Chief Executive Officer of Shiloh Corporation and as a director of Park National Bank (Newark, Ohio).

     Mr. Lobbia has been Chairman and Chief Executive Officer at DTE Energy, formerly known as Detroit Edison Company, since January 1996. Mr. Lobbia served as Chairman and Chief Executive Officer of Detroit Edison Company from March 1994 to January 1996, as Chairman, President and Chief Executive Officer from 1990 to February 1994, and as President and Chief Operating Officer from 1988 to 1990. Mr. Lobbia has worked directly with many of the Detroit area's industrial concerns and has, during his career, had extensive experience with steel manufacturing customers at DTE Energy. Mr. Lobbia has also been a director of NBD Bank, N.A. since July 1988.

     Mr. Pestillo is Executive Vice President, Corporate Relations at Ford Motor Company. Mr. Pestillo joined Ford in 1980, and his responsibilities since that time have included employee and labor relations and governmental affairs. Mr. Pestillo represents Ford as a director of Park Ridge Corporation, the parent of Hertz Corporation.

     Mr. Shannon was Senior Vice President, Finance and Chief Financial Officer at Calgon Carbon Corporation until his retirement on October 1, 1995. Prior to joining Calgon Carbon in 1985, Mr. Shannon served as Treasurer of National Intergroup, Inc., the former parent company of National Steel Corporation.

BOARD OF DIRECTORS

     Messrs. Malenick and Klisares resigned from the Board of Directors of the Company effective August 1, 1996. The Board of Directors has elected Mr. Fanello to replace Mr. Klisares and is currently seeking individuals to fill the vacancy created by the resignation of Mr. Malenick and to fill the ninth seat on the Board which has been vacant since the date of the Public Offering. The Company cannot at this time predict the results of its search or whether such vacancies will be filled. See "Certain Relationships and Related Transactions."

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of August 31, 1996, information concerning ownership of the Common Stock outstanding by (i) each person known by the Company to be the beneficial owner of more than five percent of the Common Stock, (ii) each director and nominee for election as a director, (iii) each of the five most highly compensated executive officers of the Company and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated, (a) each stockholder has sole voting power and sole dispositive power with respect to the indicated shares and (b) the address of each such person is c/o Rouge Steel Company, 3001 Miller Road, P.O. Box 1699, Dearborn, Michigan 48121-1699.

                                                       SHARES OF COMMON
                                                            STOCK                         PERCENT OF
                                                         BENEFICIALLY                    TOTAL VOTING
 DIRECTORS, EXECUTIVE OFFICERS AND 5% STOCKHOLDERS          OWNED          PERCENT(1)       STOCK
----------------------------------------------------   ----------------    ----------    ------------
Carl L. Valdiserri (2)(3)(4)(9).....................       7,399,169          33.9%          54.8%
Worthington Industries, Incorporated (3)(5).........       5,999,600          27.5           19.9
1205 Dearborn Drive
Columbus, Ohio 43085
Pioneering Management Corporation (6)...............       2,118,000           9.7            6.3
60 State Street
Boston, Massachusetts 02109
Wellington Management Company (6)...................       1,877,000           8.6            5.6
75 State Street
Boston, Massachusetts 02109
Louis D. Camino (4)(7)..............................         206,855             *              *
Gary P. Latendresse (4)(7)..........................         109,848             *              *
Ronald J. Nock (4)(7)...............................          22,832             *              *
William E. Hornberger (4)(7)........................          68,960             *              *
Dominick C. Fanello.................................              --            --             --
John E. Lobbia (8)..................................           5,958             *              *
Peter J. Pestillo (10)..............................           5,000             *              *
Clayton P. Shannon (8)..............................           5,958             *              *
All Directors and Executive Officers as a
  Group - (13 persons) (4)(7)(8)....................       7,948,888          36.4           56.4

-------------------------
   * Less than one percent.

 (1) Based on 21,850,329 total outstanding shares of Common Stock on August 31, 1996.

 (2) Mr. Valdiserri owns 7,390,400 shares of Class B Common Stock, which constitute 94.0% of the issued and outstanding shares of Class B Common Stock, and 8,769 shares of Class A Common Stock. Under the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation"), the Class A Common Stock and the Class B Common Stock are entitled to the same rights and preferences, except with respect to voting power; the Class A Common Stock is entitled to one vote per share and the Class B Common Stock is entitled to 2.5 votes per share. Accordingly, Mr. Valdiserri has the power to elect the entire Board of Directors of the Company. Pursuant to the voting arrangement contemplated in the Amended and Restated Stockholders Agreement (as defined under "Certain Transactions -- The Amended and Restated Stockholders Agreement"), Mr. Valdiserri may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of all shares of Common Stock owned of record by Worthington. Mr. Valdiserri disclaims such beneficial ownership. See "Certain Transactions -- The Amended and Restated Stockholders Agreement."

 (3) The shares of Class B Common Stock are convertible into shares of Class A Common Stock (i) at any time in the discretion of the holder of such shares of Class B Common Stock or (ii) automatically upon the transfer of shares of Class B Common Stock to other than certain permitted transferees. The Certificate of Incorporation provides that upon death or permanent disability of Mr. Valdiserri or voluntary retirement of Mr. Valdiserri as Chairman of the Board of Directors of the Company, all shares of Class B Common Stock owned by any holder of shares of Class B Common Stock who has consented in writing to the automatic conversion provisions contained in the Certificate of Incorporation, will automatically be converted into an equal number of shares of Class A Common Stock. Mr. Valdiserri has consented to such automatic conversion in the Amended and Restated Stockholders Agreement; however, Worthington has not so consented. The conversion rate is one share of Class A Common Stock for each share of Class B Common Stock and is subject to adjustment in certain circumstances. Accordingly, as adjusted to reflect the conversion of such Class B Common Stock, Mr. Valdiserri owns beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) 7,399,169 shares of Class A Common Stock, representing approximately 35% of the 21,378,329 as adjusted shares of Class A Common Stock outstanding. However, if Worthington's 472,000 shares of Class B Common Stock are converted to Class A Common Stock, then, as adjusted to reflect such conversion, Mr. Valdiserri owns beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) 7,399,169 shares of Class A Common Stock, representing approximately 34% of the 21,850,329 as adjusted shares of Class A Common Stock outstanding.

 (4) The figures shown include shares of Class A Common Stock allocated to the accounts of participants under the Rouge Steel Company Savings Plan for Salaried Employees (the "Savings Plan"). Shares of Class A Common Stock acquired by the Trustee, Putnam Fiduciary Trust Company, for purposes of the Savings Plan are allocated to the accounts of participants as of the end of each month. Participants are entitled to provide instructions as to the voting of the shares allocated to their accounts. Shares credited to the accounts of participants who do not provide voting instructions are voted proportionately in the same manner as the Trustee votes the aggregate of all shares of Common Stock with respect to which the Trustee has received voting instructions from participants.

 (5) Worthington directly owns 472,000 shares of Class B Common Stock, which constitute 6% of the issued and outstanding shares of Class B Common Stock, and 5,527,600 shares of Class A Common Stock. Pursuant to the voting arrangement in the Amended and Restated Stockholders Agreement, Worthington may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 of the Exchange Act) of all shares of Class B Common Stock owned of record by Mr. Valdiserri. Worthington disclaims such beneficial ownership. See "Certain Transactions -- The Amended and Restated Stockholders Agreement." Assuming Worthington delivers all of the shares of Class A Common Stock to which this Prospectus relates, Worthington will own shares of Class A Common Stock. See "Selling Stockholder" and "Plan of Distribution."

 (6) The information shown is derived from information set forth in the latest statements filed by Pioneering Management Corporation and Wellington Management Company with the Securities and Exchange Commission with respect to their ownership of the Class A Common Stock.

 (7) The shares indicated include 6,000, 4,000, 3,500, and 3,000 shares of Class A Common Stock that may be acquired by Messrs. Camino, Latendresse, Nock and Hornberger, respectively, upon exercise of stock options granted under the Rouge Steel Company Stock Incentive Plan (the "Stock Incentive Plan").

 (8) The shares indicated include 1,875 and 1,375 shares of Class A Common Stock that may be acquired by Messrs. Lobbia and Shannon, respectively, upon exercise of stock options granted under the Rouge Steel Company Outside Director Equity Plan (the "ODEP").

 (9) Mr. Valdiserri did not receive any stock options under the Stock Incentive Plan.

(10) Mr. Pestillo has requested that he be excluded from participation in the ODEP. Therefore, he did not receive any stock options under the ODEP.

                              SELLING STOCKHOLDER

     This Prospectus relates to             shares of Class A Common Stock, plus
up to an additional             shares solely to cover over-allotments, which
may be delivered by Worthington or an affiliate thereof, at Worthington's option, pursuant to the terms of the DECS, which are being offered by
Worthington pursuant to the DECS Prospectus. Such             shares of Class A
Common Stock are owned by Worthington Industries, a wholly owned subsidiary of
Worthington. Assuming Worthington delivers all of such             shares of
Class A Common Stock pursuant to the terms of the DECS, Worthington will
thereafter own             shares of Class A Common Stock.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATED PARTY TRANSACTIONS

     The Company believes that the transactions discussed below, as well as the terms of any future transactions and agreements (including renewals of any existing agreements) between the Company and its affiliates, are and will be at least as favorable to the Company as could be obtained from unaffiliated parties. The Board of Directors of the Company will be advised in advance of any such proposed transaction or agreement and will utilize such procedures in evaluating the terms and provisions of such proposed transaction or agreement as are appropriate in light of the fiduciary duties of the directors under Delaware General Corporation Law. In addition, the Company has established an Audit Committee, which consists of three independent directors. One of the responsibilities of the Audit Committee is to review related party transactions.

THE AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

     On November 14, 1996, the Company, Carl L. Valdiserri and Worthington entered into an amended and restated stockholders agreement (the "Amended and Restated Stockholders Agreement").

     Under the Amended and Restated Stockholders Agreement, Worthington, Carl L. Valdiserri and the Company agreed that: (i) without the prior written consent of a majority of Disinterested Directors (as defined in the Company's Certificate of Incorporation), Worthington will not acquire or agree to acquire, directly or indirectly, any shares of Common Stock, if, immediately after any such acquisition, the aggregate percentage of the total number of issued and outstanding shares of Common Stock ("Equity Holdings") held by Worthington and its affiliates would exceed 35%, except as a result of a recapitalization of the Company; (ii) during each year following November 14, 1996 (each such one year period, a "Restricted Period"), Mr. Valdiserri and his permitted transferees will not, with certain exceptions, transfer, offer to transfer or agree to transfer more than 18% of the Equity Holdings of Mr. Valdiserri and such permitted transferees during such Restricted Period unless Mr. Valdiserri gives Worthington 30 days' prior written notice; and (iii) (1) if and so long as Worthington owns at least 18% or 9% of the Company's outstanding Common Stock on a fully diluted basis, Mr. Valdiserri will vote his Common Stock in favor of two directors or one director, respectively, designated by Worthington and (2) if and as long as Mr. Valdiserri holds 27%, 18% or 9% of the Company's outstanding Common Stock on a fully diluted basis, Worthington will vote its shares of Common Stock in favor of three directors, two directors or one director, respectively, designated by Mr. Valdiserri. Effective August 1, 1996, Messrs. Malenick and Klisares, Worthington's designees on the Board of Directors, resigned their positions as directors of the Company and Worthington has notified the Company that it will not appoint designees to fill the resulting vacancies as long as any of the DECS remain outstanding. Worthington has retained the right to appoint two designees as members of the Board of Directors after such time, which would be subject to the voting arrangements described above, and has retained a 19.9% voting interest in the Company on all matters.

     Under the Amended and Restated Stockholders Agreement, Mr. Valdiserri, Worthington and/or their permitted transferees collectively have four demand registration rights in certain circumstances with respect to their shares of Class A Common Stock. The demand registration rights described above are exercisable at any time. In addition, Mr. Valdiserri, Worthington and/or their permitted transferees have unlimited demand registration rights on Forms S-2 and S-3. Mr. Valdiserri, Worthington and/or their permitted transferees also have unlimited piggyback registration rights. The Company has agreed to pay any expenses (except all applicable underwriting discounts and commissions) incurred in connection with a registration requested under the Amended and Restated Stockholders Agreement, except that, with respect to the demand registration rights, reimbursement is required only where the expected purchase price of the registrable securities exceeds $5 million and, in the case of registration rights on Form S-2 or S-3, only holders of 5% or more of the Company's Common Stock shall be reimbursed.

     The Amended and Restated Stockholders Agreement terminates: (a) upon the consent of each of the parties; (b) upon the sale of all or substantially all of the assets of the Company and the distribution of the proceeds thereof to the stockholders at such time; (c) as to any share of Common Stock, when such share is transferred other than to permitted transferees; (d) as to any party, when such party ceases to hold any Common Stock (or any legal or beneficial interest therein); or (e) on February 28, 2004, provided that certain expense and indemnification provisions survive.

FORD MOTOR COMPANY

     Ford Steel Products Agreement. Mr. Pestillo, a Director of the Company, is the Executive Vice President, Corporate Relations at Ford. In connection with the Acquisition, the Company entered into a ten-year steel product purchase agreement with Ford (the "Ford Steel Products Agreement") that expires on December 15, 1999. Prices of products supplied under the Ford Steel Products Agreement are based upon competitive prices quoted by qualified suppliers of similar products to Ford and the contract is subject to the Company's ability to deliver products on a timely basis which meet Ford's specifications and are of acceptable quality. Pursuant to the Ford Steel Products Agreement, the Company had sales to Ford of approximately $339.1 million, $388.3 million, $376.6 million and $300.0 million during 1993, 1994, 1995 and the first nine months of 1996, respectively, which accounted for approximately 31% of the Company's total sales in 1993, 1994 and 1995 and approximately 30% of the Company's total sales in the first nine months of 1996.

     Purchase and Sale Agreement. In connection with the Acquisition and pursuant to the purchase and sale agreement entered into in connection with the Acquisition (the "Purchase and Sale Agreement"), Ford agreed to retain certain workers' compensation expenses and all pension and insurance costs for retirees as of the date of the Acquisition, as well as certain post-retirement benefits (including health care costs and a pro rata share of pension costs) for Company employees who were retirement eligible on the date of the Acquisition and for most employees who will become eligible for retirement by 1999. As a result of Ford's assumption of these liabilities, the Company's workers' compensation and retiree costs have been reduced from $40.1 million in 1989 to $16.5 million in 1995.

     Pursuant to the Purchase and Sale Agreement, Ford has agreed to indemnify the Company through December 15, 2009 for any liability arising out of an environmental condition existing prior to the Acquisition or a subsequent change in law relating to such conditions that results in an environmental claim under any federal or state environmental law, including the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, the Resource Conservation and Recovery Act, the Clean Water Act, the Safe Water Drinking Act, the Clean Air Act and the Occupational Safety and Health Act of 1970 or an environmental claim based upon a release of a material of environmental concern (the "Ford Indemnity"). During 1993, 1994 and 1995, Ford made payments to the Company for the reimbursement of expenses incurred by the Company covered by the Ford Indemnity of approximately $500,000, $800,000 and $100,000 respectively. Also, pursuant to the Purchase and Sale Agreement, Ford agreed to retain or assume all liabilities (other than environmental liabilities) arising from or in connection with all actions, claims or proceedings commenced against the Company or Ford arising out of events or conditions occurring or existing on or prior to the date of the Acquisition.

WORTHINGTON INDUSTRIES, INC.

     Board Resignations and Class B Common Stock Conversion. Effective August 1, 1996, Messrs. Malenick and Klisares, the President and Executive Vice President of Worthington, respectively, resigned as directors of the Company. Worthington has informed the Company that it will not designate successors to fill the vacancies created by such resignations as long as any of the DECS remain outstanding and such seats are otherwise filled, however, they have, subject to the terms of the Amended and Restated Stockholders Agreement, reserved the right to designate nominees at such time as the DECS are no longer outstanding. In addition, on August 29, 1996 Worthington converted 828,000 shares of Class B Common Stock into 828,000 shares of Class A Common Stock which resulted in its owning 5,527,600 shares of Class A Common Stock and 472,000 shares of Class B Common Stock collectively representing 27.5% of the Company's Common Stock and a voting interest of 19.9%.

     Worthington Steel Purchase Agreement. In connection with the Acquisition, the Company entered into a seven-year steel purchase contract (the "Worthington Agreement") with Worthington. Worthington has exercised its option to extend the Worthington Agreement through 2003 by providing written notice to the Company. The purchase price of the products supplied under the Worthington Agreement is set at a slight discount from the competitive market price for the same products with comparable quality and terms and the contract is subject to the Company's ability to deliver products on a timely basis which meet Worthington's specifications and are of acceptable quality. The Company and Worthington have agreed to this pricing arrangement to reflect Worthington's volume of purchases, product mix and certain other accommodations made by Worthington with respect to the Company's production scheduling requirements. Pursuant to the Worthington Agreement, the Company had sales to Worthington of approximately $167.0 million, $190.2 million and $167.1 million during 1993, 1994 and 1995, respectively.

     Proposed Worthington Joint Ventures and Processing Arrangement. The Company is in the process of negotiating two strategic joint ventures with Worthington:
(i) a cold rolled hot dipped galvanizing line located near Monroe, Michigan; and
(ii) a laser welding facility which is presently a joint venture between Worthington and Thyssen. In addition, the Company is in the process of negotiating a supply agreement and toll coating agreement with Worthington with respect to Worthington's hot rolled hot dipped galvanizing line being constructed near Delta, Ohio. The joint ventures and the processing arrangement are subject to the negotiation and execution of definitive documentation and there can be no assurance that either of the ventures or the processing arrangement will be entered into and no prediction can be made as to whether they will be profitable to the Company. See "Risk Factors -- Risks Related to Uncertainty of Joint Venture and Processing Arrangements" and "Business -- Joint Ventures and Processing Arrangements."

DOEPKEN KEEVICAN & WEISS PROFESSIONAL CORPORATION

     Michael A. Weiss, the Secretary of the Company, is a director and a stockholder of the law firm of Doepken Keevican & Weiss Professional Corporation ("DK&W"), which firm has represented the Company since the Acquisition. DK&W is representing the Company on certain legal matters. During 1993, 1994 and 1995 the Company paid an aggregate of approximately $1.0 million, $1.5 million and $1.1 million to DK&W for legal services and related costs and expenses.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 80,000,000 shares of Class A Common Stock, $.01 par value per share, of which 14,268,920 shares were issued and outstanding as of the date of this Prospectus, 8,690,400 shares of Class B Common Stock, par value $.01 per share, of which 7,862,400 shares were issued and outstanding as of the date of this Prospectus, and 8,000,000 shares of Preferred Stock, without par value, of which no shares were issued and outstanding (the "Preferred Stock").

PREFERRED STOCK

     The Board of Directors has the authority, without further approval or action by the stockholders, to issue shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any additional series of Preferred Stock or the designation of such series. The purpose of authorizing the Board of Directors to determine such rights and preferences is to eliminate delays associated with a stockholder vote on specific issues. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deterring or preventing a change in control of the Company. The Company has no current plans to issue any shares of Preferred Stock.

COMMON STOCK

     The shares of Class A Common Stock being offered by the Company hereby will be, upon payment therefor, duly authorized, validly issued, fully paid and nonassessable. The shares of Common Stock are not redeemable, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. The shares of Class B Common Stock are convertible into shares of Class A Common Stock (i) at any time in the discretion of the holder of such shares of Class B Common Stock or (ii) automatically upon the transfer of shares of Class B Common Stock to other than certain permitted transferees. The Certificate of Incorporation provides that upon death or permanent disability of Mr. Valdiserri or voluntary retirement of Mr. Valdiserri as Chairman of the Board of Directors of the Company, Mr. Valdiserri's Class B Common Stock will automatically be converted into an equal number of shares of Class A Common Stock. The conversion rate is one share of Class A Common Stock for each share of Class B Common Stock and is subject to adjustment in certain circumstances. Upon liquidation, dissolution or winding up of the Company, subject to any aggregate liquidation preference of any Preferred Stock then outstanding, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities. There is no cumulative voting. Therefore, the holders of a majority of the shares of Common Stock voted in an election of directors can elect all of the directors then standing for election. See "Risk Factors -- Control by Principal Stockholders" and "Security Ownership of Certain Beneficial Owners and Management."

     Voting Rights. Except for matters where applicable law requires the approval of one or both classes of Common Stock voting as separate classes, holders of Class A Common Stock and Class B Common Stock generally vote as a single class on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 2.5 votes per share. The affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock or Class B Common Stock would be required to approve, among other matters, an adverse change in the powers, preferences or special rights of the shares of Class A Common Stock or Class B Common Stock, respectively.

     Dividend Rights. Quarterly cash dividends of $.02 per share of Common Stock were paid on July 29 and October 28, 1994 and January 27, April 28, and July 28, 1995. Quarterly cash dividends of $.03 per share of Common Stock were paid on October 27, 1995, January 26, 1996, April 26, 1996 and July 26, 1996 and October 25, 1996. Future dividends on the Common Stock are payable in cash or shares of Class A Common Stock, at the discretion of the Board of Directors of the Company. The Company's

Certificate of Incorporation provides that (i) no dividends be paid on the Class B Common Stock unless a dividend (equal to the dividend declared and paid to the holders of Class B Common Stock) is declared and paid on the Class A Common Stock and (ii) any dividend paid on the Class B Common Stock will be paid only in shares of Class A Common Stock or cash. Holders of Class A Common Stock and Class B Common Stock will be entitled to share ratably, as a single class, in any dividends paid on the Common Stock. The declaration and payment of dividends on the Common Stock will be subject to a quarterly review by the Board of Directors of the Company. The timing and amount of dividends, if any, will depend, among other things, on the Company's funding obligations with respect to profit sharing plans, results of operations, financial condition, cash requirements, restrictions, if any, in loan agreements, obligations with respect to Preferred Stock and other factors deemed relevant by the Board. The holders of outstanding shares of Class A Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. See "Price Range of Class A Common Stock and Dividends."

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     There are 65,731,080 shares of Class A Common Stock available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. In addition, the Board of Directors has the authority to issue shares of Preferred Stock. See "-- Preferred Stock" and "Risk Factors -- Shares Eligible for Future Sale."

     One of the effects of the existence of unissued and unreserved Common Stock and Preferred Stock may be to enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company.

     The Company currently has no plans to issue additional shares of Common Stock or Preferred Stock other than shares of Class A Common Stock which may be issued upon the exercise of options which have been granted or which may be granted in the future to the Company's employees or directors.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS

     The By-Laws of the Company provide that the Company shall indemnify each officer and director of the Company to the fullest extent permitted by applicable law. The Certificate of Incorporation also provides that, to the fullest extent permitted by the Delaware General Corporation Law, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

     The Certificate of Incorporation and By-Laws of the Company contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and which may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Company's Board of Directors. Such provisions may also render the removal of the current Board of Directors and of management more difficult.

     Pursuant to the Certificate of Incorporation, the Board of Directors of the Company is divided into three classes serving staggered three-year terms. Directors can be removed from office for cause by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors (the "Voting Stock"), voting together as a single class. Vacancies on the Board of Directors may only be filled by the remaining directors and not by the stockholders. For purposes of the foregoing, "cause" is defined as the willful and continuous failure substantially to perform one's duties to the Company or the willful engaging in gross misconduct materially and demonstrably injurious to the Company.

     The By-Laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders of the Company. In general, notice must be received by the Company not less than 90 days prior to the date of the annual meeting (or not less than 10 days after notice is given to stockholders of any special meeting of stockholders for the election of directors) and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the stockholder submitting the proposal.

     Special meetings of stockholders may be called only by the Chairman of the Board, the Board of Directors or the holders of record of 20% of the shares of stock of the Company. The Certificate of Incorporation provides that stockholders may act only at an annual or special meeting and stockholders may not act by written consent.

     The Certificate of Incorporation also provides that certain mergers, sales of assets, liquidations or dissolutions, reclassifications or recapitalizations involving interested stockholders must be approved by holders of at least 80% of the outstanding voting stock, unless such transactions are approved by a majority of the Disinterested Directors (as defined in the Company's Certificate of Incorporation) of the Company or certain minimum price, form of consideration and procedural requirements are satisfied. An interested stockholder is defined as a holder of stock representing 20% or more of the shares of voting stock then outstanding or an affiliate of the Company holding 20% of the shares of voting stock then outstanding. The Certificate of Incorporation provides that the affirmative vote of the holders of 80% of the voting stock, voting together as a single class, is required to amend, alter, change or repeal such provisions. The requirement of such super majority votes could enable a minority of the Company's stockholders to exercise veto powers over such amendments, alterations, changes, or repeals.

DELAWARE ANTITAKEOVER LAW

     The Company is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors and which transaction is approved or not opposed by a majority of the board of directors then in office.

     Section 203 could have the effect of delaying, deterring or preventing a change of control of the Company. The Company's stockholders, by adopting an amendment to the Certificate of Incorporation or By-Laws of the Company, may elect not to be governed by Section 203, effective 12 months after adoption. Neither the Certificate of Incorporation nor the By-Laws of the Company currently exclude the Company from the restrictions imposed by Section 203.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is National City Bank Corporate Trust Administration.

                              PLAN OF DISTRIBUTION

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") among Worthington, Rouge Steel and Salomon Brothers, Worthington has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, the number of DECS set forth below:

                                                                             NUMBER OF
                                                                               DECS
                                                                             ---------
        Salomon Brothers Inc..............................................
                                                                              --------

     In the Underwriting Agreement, the Underwriter has agreed, subject to the terms and conditions set forth therein, that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will be obligated to purchase all of the DECS offered pursuant to the DECS Prospectus if any of the DECS are purchased.

     Worthington has been advised by the Underwriter that it proposes to offer the DECS directly to the public initially at the public offering price set forth on the cover of the DECS Prospectus and to certain dealers at such price less a
concession not in excess of $     per DECS. The Underwriter may allow, and such
dealers may reallow, a concession not in excess of $     per DECS to other
dealers. After the initial public offering, such public offering price and such concession and reallowance may be changed.

     Worthington, Rouge Steel and Carl L. Valdiserri (the Chairman and Chief Executive Officer of Rouge Steel) have agreed not to offer for sale, sell or contract to sell, or otherwise dispose of, or announce the offering of, or file or cause the filing of any registration statement under the Securities Act with respect to, any shares of Class A Common Stock or any securities convertible into or exchangeable for, or warrants to acquire, Class A Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of the Underwriter; provided, however, that such restriction shall not affect the ability of (i) Worthington, Rouge Steel or their respective subsidiaries to take any such actions in connection with the offering of the DECS made pursuant to the DECS Prospectus or any exchange at maturity pursuant to the terms of the DECS or in connection with loans of shares of Class A Common Stock pursuant to the Securities Loan Agreement (as defined below) or (ii) Rouge Steel to take any such actions in connection with any employee stock option plan, stock ownership plan or dividend reinvestment plan of Rouge Steel in effect at the date of this Prospectus.

     Worthington has granted to the Underwriter an option, exercisable for the 30-day period after the date of the DECS Prospectus, to purchase up to an
additional         DECS from Worthington, at the same price per DECS as the
initial DECS to be purchased by the Underwriter. The Underwriter may exercise such option only for the purpose of covering over-allotments, if any, incurred in connection with the sale of DECS offered pursuant to the DECS Prospectus.

     The DECS will be a new issue of securities with no established trading market. The Underwriter intends to make a market in the DECS, subject to applicable laws and regulations. However, the Underwriter is not obligated to do so and any such market-making may be discontinued at any time at the sole discretion of the Underwriter without notice. Accordingly, no assurance can be given as to the liquidity of such market.

     At Worthington's option, upon maturity of the DECS, shares of Class A Common Stock may be delivered by Worthington or Worthington Industries pursuant to the terms of the DECS. For a description of the terms of such exchange, see the DECS Prospectus.

     The Underwriting Agreement provides that Worthington and Rouge Steel will indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriter may be required to make in respect thereof.

     The Underwriter has from time to time performed various investment banking and financial advisory services for Worthington and its affiliates, for which customary compensation has been received.

     In connection with the offering of the DECS, Worthington or an affiliate thereof (referred to herein as the "Lender") and Salomon Brothers intend to enter into a Securities Loan Agreement (the "Securities Loan Agreement") which provides that, subject to certain restrictions and with the agreement of the Lender, Salomon Brothers may from time to time borrow, return and reborrow shares of Class A Common Stock from the Lender (the "Borrowed Securities"); provided, however, that the number of Borrowed Securities at any time may not
exceed       shares, subject to adjustment for certain dilutive events. The
Securities Loan Agreement is intended to facilitate market-making activity in the DECS by Salomon Brothers. Salomon Brothers may from time to time borrow shares of Class A Common Stock under the Securities Loan Agreement to settle short sales of Class A Common Stock entered into by Salomon Brothers to hedge any long position in the DECS resulting from its market-making activities. Such sales will be made on the NYSE or in the over-the-counter market at market prices prevailing at the time of sale or at prices related to such market prices. Market conditions will dictate the extent and timing of Salomon Brothers' market-making transactions in the DECS and the consequent need to borrow shares of Class A Common Stock. The availability of shares of Class A Common Stock under the Securities Loan Agreement at any time is not assured and any such availability does not assure market-making activity with respect to the DECS and any market-making actually engaged in by Salomon Brothers may cease at any time. The foregoing description of the Securities Loan Agreement does not purport to be complete and is qualified in its entirety by reference to such Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                                 LEGAL MATTERS

     The validity of the issuance of the Class A Common Stock offered hereby and certain other legal matters related to the offering will be passed upon for the Company by Rogers & Wells, New York, New York. Certain legal matters will also be passed upon for the Company by Doepken Keevican & Weiss Professional Corporation.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     With respect to the unaudited consolidated financial information of Rouge Steel Company for the three and nine-month periods ended September 30, 1996 and 1995, the three and six-month periods ended June 30, 1996 and 1995, and the three-month periods ended March 31, 1996 and 1995, incorporated by reference in this Prospectus, Price Waterhouse LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated October 18, 1996, July 18, 1996 and April 19, 1996, respectively, incorporated by reference herein, state that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Price Waterhouse LLP has not carried out any significant or additional audit tests beyond those which would have been necessary if their reports had not been incorporated by reference. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Price Waterhouse LLP is not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited consolidated financial information because those reports are not a "report" or a "part" of the registration statement prepared by or certified by Price Waterhouse LLP within the meaning of Sections 7 and 11 of the Securities Act.

                              ROUGE STEEL COMPANY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
YEAR-END CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Accountants.....................................................   F-2
Consolidated Balance Sheets at December 31, 1994 and 1995.............................   F-3
Consolidated Statements of Operations for the Years Ended December 31, 1993, 1994 and
  1995................................................................................   F-5
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended
  December 31, 1993, 1994 and 1995....................................................   F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and
  1995................................................................................   F-7
Notes to Consolidated Financial Statements............................................   F-8
INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- UNAUDITED
Condensed Consolidated Balance Sheets at December 31, 1995 and September 30, 1996.....  F-19
Condensed Consolidated Statements of Operations for the Quarter and Nine Months Ended
  September 30, 1995 and 1996.........................................................  F-21
Condensed Consolidated Statements of Changes in Stockholders' Equity for the Nine
  Months Ended September 30, 1995 and 1996............................................  F-22
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September
  30, 1995 and 1996...................................................................  F-23
Notes to Condensed Consolidated Financial Statements..................................  F-24

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
Rouge Steel Company

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Rouge Steel Company and its subsidiary at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 1 to the consolidated financial statements, as of January 1, 1993, the Company changed its method of accounting for postemployment benefit costs.

PRICE WATERHOUSE LLP
Detroit, Michigan
January 29, 1996

                              ROUGE STEEL COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                                                             DECEMBER 31,
                                                                         --------------------
                                                                           1994        1995
                                                                         --------    --------
                                                                             (AMOUNTS IN
                                                                              THOUSANDS)
                                ASSETS
CURRENT ASSETS
Cash and Cash Equivalents.............................................   $ 60,613    $ 57,036
Marketable Securities.................................................     18,945      43,324
Accounts Receivable
  Trade and Other (Net of Allowances of $6,790 and $6,118)............    134,544     115,328
  Affiliates..........................................................      8,850       8,873
Inventories...........................................................    248,118     237,137
Other Current Assets..................................................     15,601      21,885
                                                                         --------    --------
       Total Current Assets...........................................    486,671     483,583
                                                                         --------    --------
PROPERTY, PLANT, AND EQUIPMENT
Land..................................................................        261         261
Buildings and Improvements............................................      6,154      11,497
Machinery and Equipment...............................................    103,656     123,893
Construction in Progress..............................................      6,402      46,745
                                                                         --------    --------
  Subtotal............................................................    116,473     182,396
Less: Accumulated Depreciation........................................    (36,118)    (46,729)
                                                                         --------    --------
  Net Property, Plant, and Equipment..................................     80,355     135,667
                                                                         --------    --------
DEFERRED CHARGES AND OTHER............................................     49,751      53,258
                                                                         --------    --------
       Total Assets...................................................   $616,777    $672,508
                                                                         ========    ========

   The accompanying notes are an integral part of the consolidated financial statements.

                              ROUGE STEEL COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                                                             DECEMBER 31,
                                                                         --------------------
                                                                           1994        1995
                                                                         --------    --------
                                                                             (AMOUNTS IN
                                                                              THOUSANDS)
                 LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts Payable
  Trade...............................................................   $146,966    $145,093
  Affiliates..........................................................        933         892
Accrued Vacation Pay..................................................     11,038      11,264
Taxes Other than Income...............................................     25,128      10,438
Other Accrued Liabilities.............................................     34,280      21,709
                                                                         --------    --------
       Total Current Liabilities......................................    218,345     189,396
                                                                         --------    --------
OTHER LIABILITIES.....................................................     52,571      59,543
                                                                         --------    --------
EXCESS OF NET ASSETS ACQUIRED OVER COST...............................     28,668      22,872
                                                                         --------    --------
MINORITY INTEREST IN NET ASSETS OF CONSOLIDATED SUBSIDIARY............     21,482       6,843
                                                                         --------    --------
COMMITMENTS AND CONTINGENCIES (Note 10)
STOCKHOLDERS' EQUITY
Common Stock
  Class A, 80,000,000 shares authorized with 12,911,400 and 13,084,965 issued and outstanding as of December 31, 1994 and 1995,
     respectively.....................................................        129         131
  Class B, 8,690,400 shares authorized, issued, and outstanding.......         87          87
Capital in Excess of Par Value........................................    120,212     124,246
Retained Earnings.....................................................    179,089     271,580
Additional Minimum Pension Liability Adjustment.......................     (3,806)     (2,190)
                                                                         --------    --------
       Total Stockholders' Equity.....................................    295,711     393,854
                                                                         --------    --------
       Total Liabilities and Stockholders' Equity.....................   $616,777    $672,508
                                                                         ========    ========

   The accompanying notes are an integral part of the consolidated financial statements.

                              ROUGE STEEL COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              YEARS ENDED DECEMBER 31,
                                                      -----------------------------------------
                                                         1993           1994           1995
                                                      -----------    -----------    -----------
                                                                (AMOUNTS IN THOUSANDS
                                                         EXCEPT SHARE AND PER SHARE AMOUNTS)
SALES
Unaffiliated Customers.............................   $   893,535    $ 1,025,488    $ 1,015,216
Affiliates.........................................       183,189        210,565        191,350
                                                      -----------    -----------    -----------
  Total Sales......................................     1,076,724      1,236,053      1,206,566
                                                      -----------    -----------    -----------
COSTS AND EXPENSES
Costs of Goods Sold................................       987,969      1,103,984      1,082,077
Depreciation and Amortization......................         7,005          8,736         11,083
Selling and Administrative Expenses................        25,222         26,118         27,569
                                                      -----------    -----------    -----------
  Total Costs and Expenses.........................     1,020,196      1,138,838      1,120,729
                                                      -----------    -----------    -----------
Operating Income...................................        56,528         97,215         85,837
Interest Income....................................           134          2,589          5,739
Interest Expense -- Affiliate......................        (8,874)        (4,415)            --
Interest Expense -- Nonaffiliate...................        (2,470)          (720)          (326)
Amortization of Excess of Net Assets Acquired Over
  Cost.............................................         5,796          5,796          5,796
Property Tax Litigation Settlement (Note 9)........            --             --         29,974
Other -- Net.......................................         1,519          2,313            459
                                                      -----------    -----------    -----------
Income Before Income Taxes and Minority Interest
  and Change in Accounting Principle...............        52,633        102,778        127,479
Income Tax Benefit (Provision).....................         6,726          8,282        (33,455)
                                                      -----------    -----------    -----------
Income Before Minority Interest and Change in
  Accounting Principle.............................        59,359        111,060         94,024
Minority Interest in Consolidated Subsidiary.......        (6,344)        (5,446)           639
                                                      -----------    -----------    -----------
Income Before Change in Accounting Principle.......        53,015        105,614         94,663
Cumulative Effect of Change in Accounting
  Principle........................................          (876)            --             --
                                                      -----------    -----------    -----------
  Net Income.......................................   $    52,139    $   105,614    $    94,663
                                                      ===========    ===========    ===========
PER SHARE AMOUNTS
Income Before Change in Accounting Principle.......   $      3.31    $      5.21    $      4.37
Cumulative Effect of Change in Accounting
  Principle........................................         (0.05)            --             --
                                                      -----------    -----------    -----------
  Net Income.......................................   $      3.26    $      5.21    $      4.37
                                                      ===========    ===========    ===========
Weighted Average Shares Outstanding................    16,000,000     20,261,899     21,677,435
                                                      ===========    ===========    ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                              ROUGE STEEL COMPANY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                  YEARS ENDED DECEMBER 31,
                                                               -------------------------------
                                                                1993        1994        1995
                                                               -------    --------    --------
                                                                   (AMOUNTS IN THOUSANDS)
Class A and Class B Common Stock
  Beginning Balance.........................................   $   160    $    160    $    216
  Common Stock Issued for Employee Benefit Plans............        --          --           2
  Public Offering...........................................        --          56          --
                                                               -------    --------    --------
     Ending Balance.........................................       160         216         218
                                                               -------    --------    --------
Capital in Excess of Par Value
  Beginning Balance.........................................     4,290       7,398     120,212
  Capital Contribution......................................     3,108          --          --
  Common Stock Issued for Employee Benefit Plans............        --          --       3,955
  Common Stock Issued for ODEP..............................        --          --          79
  Public Offering...........................................        --     112,814          --
                                                               -------    --------    --------
     Ending Balance.........................................     7,398     120,212     124,246
                                                               -------    --------    --------
Retained Earnings
  Beginning Balance.........................................    27,632      79,771     179,089
  Purchase of Put Option....................................        --      (5,000)         --
  Net Income................................................    52,139     105,614      94,663
  Cash Dividends Declared...................................        --      (1,296)     (2,172)
                                                               -------    --------    --------
     Ending Balance.........................................    79,771     179,089     271,580
                                                               -------    --------    --------
Additional Minimum Pension Liability Adjustment
  Beginning Balance.........................................      (918)     (6,692)     (3,806)
  Required Minimum Liability Adjustment.....................    (5,774)      2,886       1,616
                                                               -------    --------    --------
     Ending Balance.........................................    (6,692)     (3,806)     (2,190)
                                                               -------    --------    --------
Treasury Stock at Cost
  Beginning Balance.........................................    (1,000)     (1,000)         --
  Retirement of 4,000,000 Shares of Class C Common Stock....        --       1,000          --
                                                               -------    --------    --------
     Ending Balance.........................................    (1,000)         --          --
                                                               -------    --------    --------
Total Stockholders' Equity..................................   $79,637    $295,711    $393,854
                                                               =======    ========    ========

   The accompanying notes are an integral part of the consolidated financial statements.

                              ROUGE STEEL COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED DECEMBER 31,
                                                           -----------------------------------
                                                             1993         1994         1995
                                                           ---------    ---------    ---------
                                                                 (AMOUNTS IN THOUSANDS)
Cash Flows From Operating Activities
  Net Income............................................   $  52,139    $ 105,614    $  94,663
  Adjustments to Reconcile Net Income to Net Cash
     Provided by Operating Activities:
       Cumulative Effect of Change in Accounting
          Principle.....................................         876           --           --
       Deferred Taxes...................................      (7,926)     (17,958)       5,841
       Depreciation and Amortization....................       7,005        8,736       11,083
       Amortization of Capitalized Debt Costs...........       2,880        2,778           36
       Amortization of Excess of Net Assets Acquired
          Over Cost.....................................      (5,796)      (5,796)      (5,796)
       Minority Interest in Consolidated Subsidiary.....       6,344        5,446         (639)
       Capital Contribution.............................       3,108           --           --
       Common Stock Issued for Benefit Plans............          --           --        4,036
       Changes in Assets and Liabilities:
          Accounts Receivable...........................     (17,136)     (34,455)       9,437
          Inventories...................................      (3,321)      (6,029)       5,799
          Prepaid Expenses..............................      (5,702)       1,353       (7,252)
          Accounts Payable and Accrued Liabilities......      45,193        9,112      (14,124)
          Restricted Cash...............................          --       (4,121)       4,121
          Other -- Net..................................         409           12          (96)
       Gain on Property Tax Settlement..................          --           --      (29,974)
       Proceeds from Property Tax Settlement............          --           --       15,000
                                                           ---------    ---------    ---------
            Net Cash Provided by Operating Activities...      78,073       64,692       92,135
                                                           ---------    ---------    ---------
Cash Flows From Investing Activities
  Capital Expenditures..................................     (11,126)     (20,241)     (65,797)
  Purchase of Marketable Securities.....................          --      (28,281)    (103,265)
  Sale of Marketable Securities.........................          --        9,070       78,886
  Investment in Joint Venture...........................        (690)      (8,915)      (3,629)
  Other -- Net..........................................          (7)          93           45
                                                           ---------    ---------    ---------
            Net Cash Used for Investing Activities......     (11,823)     (48,274)     (93,760)
                                                           ---------    ---------    ---------
Cash Flows From Financing Activities
  Drawdowns on Revolving Line -- Affiliate..............     285,000       83,500           --
  Principal Payments on Revolving Line -- Affiliate.....    (336,000)    (123,500)          --
  Principal Payments on Term Debt -- Affiliate..........     (10,000)     (10,000)          --
  Principal Payments on Subordinate Debt --
     Nonaffiliate.......................................          --      (19,000)          --
  Purchase of Put Option................................          --       (5,000)          --
  Net Proceeds from Public Offering.....................          --      112,870           --
  Cash Dividend Payments................................          --         (864)      (1,952)
  Other -- Net..........................................         (81)          (5)          --
                                                           ---------    ---------    ---------
            Net Cash (Used for) Provided by Financing
               Activities...............................     (61,081)      38,001       (1,952)
                                                           ---------    ---------    ---------
Net Increase (Decrease) in Cash and Cash Equivalents....       5,169       54,419       (3,577)
Cash and Cash Equivalents -- Beginning of Year..........       1,025        6,194       60,613
                                                           ---------    ---------    ---------
Cash and Cash Equivalents -- End of Year................   $   6,194    $  60,613    $  57,036
                                                           =========    =========    =========

   The accompanying notes are an integral part of the consolidated financial statements.

                              ROUGE STEEL COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES

Description of the Company

     Rouge Steel Company ("Rouge Steel" or the "Company") is engaged in the production and sale of flat-rolled steel products principally to domestic automotive manufacturers and their suppliers.

Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its 85 percent owned subsidiary, Eveleth Taconite Company ("Eveleth"). The Company also holds a 50 percent joint venture interest in Double Eagle Steel Coating Company ("Double Eagle"), an electrolytic galvanizing operation. The Company's proportionate share of Double Eagle's production costs, which is equivalent to its ownership percentage, is included in the Company's costs and expenses and inventory. Investments in the joint venture are accounted for under the equity method. The investment of $10,294,000 and $18,853,000 at December 31, 1994 and 1995, respectively, is included in Deferred Charges and Other. The Company is entitled to receive 50 percent of the production time of Double Eagle. The Company also is committed to pay 50 percent of the fixed costs incurred and a pro rata share of variable costs based on coatings applied to Company products.

Financial Instruments

     The carrying amount of the Company's financial instruments, which include cash equivalents, marketable securities, accounts receivable and accounts payable, approximates their fair market value at December 31, 1994 and 1995. The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk are cash equivalents, marketable securities, and accounts receivable. The Company attempts to limit its credit risk associated with cash equivalents and marketable securities by utilizing outside investment managers to place its investments with highly rated corporate and financial institutions. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requiring letters of credit, guarantees, or collateral. The Company's customer base is comprised principally of domestic automotive manufacturers and their suppliers. Management does not believe significant risk exists in connection with the Company's concentrations of credit at December 31, 1995.

Significant Customers

     The Company's significant customers are Ford Motor Company ("Ford") and Worthington Industries, Inc. ("Worthington"). Sales to Ford, which are made pursuant to a ten-year steel purchase agreement, totaled $339,073,000 in 1993, $388,296,000 in 1994 and $376,605,000 in 1995. The steel purchase agreement expires on December 15, 1999.

     Sales are made to Worthington, a major stockholder of the Company, pursuant to a seven-year steel purchase agreement which expires on December 15, 1996. Sales to affiliates include $167,044,000, $190,156,000, and $167,068,000 to
Worthington for 1993, 1994, and 1995, respectively.

                              ROUGE STEEL COMPANY

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
Inventories

     Inventories are stated at the lower of cost or market with cost determined by the last-in, first-out ("LIFO") method for raw materials, work-in-process and finished goods and the first-in, first-out ("FIFO") method for nonproduction and sundry. Costs in inventory include materials, direct labor, Double Eagle electrogalvanizing and applied manufacturing overhead.

Nonmonetary Transactions

     The Company routinely exchanges iron ore inventory with other parties. Since the exchanges involve similar productive assets and do not complete an earnings process, the Company accounts for the exchanges on the cost basis of the inventory relinquished without recognition of gain or loss.

Property, Plant, and Equipment

     Property, plant, and equipment are recorded at cost. Replacements and major improvements are capitalized; maintenance and repairs are expensed as incurred. Gains or losses on asset dispositions are included in the determination of net income.

Depreciation and Amortization

     Depreciation of the Company's property, plant, and equipment is computed using the straight-line method. The average estimated useful lives are as follows:

                                                                                  YEARS
                                                                                  -----
        Buildings..............................................................     35
        Land Improvements......................................................     20
        Steel-Producing Machinery and Equipment................................     18
        Power Equipment........................................................     28
        Office Furniture.......................................................     12

     The costs of major relines to the blast furnaces and the refurbishment of turbo generators are capitalized and amortized over periods of six years and five years, respectively.

     The Excess of Net Assets Acquired over Cost, relating to the acquisition of the Company from Ford (the "Acquisition") in 1989, is being amortized on a straight-line basis over a ten-year period.

Change in Accounting Principle

     Effective January 1, 1993, the Company prospectively adopted Statement of Financial Accounting Standards ("SFAS") No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 112 requires the accrual of the cost of employer-provided postemployment benefits. The cumulative effect of adopting SFAS No. 112 was an $876,000 charge, which is net of a deferred income tax benefit of $455,000.

Environmental Accounting

     Environmental expenditures are capitalized if the costs mitigate or prevent future environmental contamination or if the costs improve existing assets' environmental safety or efficiency. All other environmental expenditures are expensed. Liabilities for environmental expenditures are accrued when it is probable that such obligations have been incurred and the amounts can be reasonably estimated.

                              ROUGE STEEL COMPANY

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Accounting for Stock-Based Compensation

     During 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." This statement sets forth standards for accounting for stock-based compensation or allows companies to continue to account for stock-based compensation under the requirements of Accounting Principles Board ("APB") Opinion No. 25 and make additional disclosure in the notes to the financial statements. It is the Company's intention to continue to account for stock-based compensation in accordance with APB Opinion No. 25 and provide the additional disclosure in the notes to the financial statements beginning in 1996.

Initial Public Offering

     Proceeds from an initial public offering of 7,601,800 shares of the Company's Class A Common Stock at a price of $22 per share were received in April 1994. Of the 7,601,800 shares of Class A Common Stock sold, 5,601,800 shares were sold by the Company and 2,000,000 shares were sold by Chase Manhattan Capital Corporation ("CMCC"). No proceeds from the sale of shares by CMCC were received by the Company. All business with CMCC and CMCC affiliates subsequent to December 31, 1994 has been classified as nonaffiliate transactions.

     Total net proceeds from the public offering amounted to $112,870,000 after issuance costs and expenses of $2,359,000. The Company fully repaid its revolving and term debt in the amount of $49,500,000 under the Amended and Restated Credit Agreement dated June 7, 1990 and its $19,000,000 subordinated debenture issued to Ford in connection with the Acquisition.

NOTE 2 -- MARKETABLE SECURITIES

     Marketable securities are classified as follows (dollars in thousands):

                                                                              DECEMBER 31,
                                                                           ------------------
                                                                            1994       1995
                                                                           -------    -------
Marketable Securities Per Consolidated Balance Sheets...................   $18,945    $43,324
Marketable Securities Classified as Cash Equivalents....................    59,600     50,388
                                                                           -------    -------
     Total Marketable Securities........................................   $78,545    $93,712
                                                                           =======    =======

     The Company has the positive intent and ability to hold all purchased securities to maturity. As of December 31, 1994 and 1995, the Company did not own any securities with a maturity greater than one year.

                              ROUGE STEEL COMPANY

NOTE 2 -- MARKETABLE SECURITIES -- (CONTINUED)
     Marketable securities include (dollars in thousands):

                                                                       DECEMBER 31,
                                                        ------------------------------------------
                                                               1994                   1995
                                                        -------------------    -------------------
                                                        CARRYING    MARKET     CARRYING    MARKET
                                                         VALUE       VALUE      VALUE       VALUE
                                                        --------    -------    --------    -------
U.S. Treasury Securities.............................   $ 45,997    $46,106    $ 19,630    $19,634
Corporate Debt Securities............................     29,781     29,734      74,082     73,884
Other................................................      2,767      2,767          --         --
                                                         -------    -------     -------    -------
     Total...........................................   $ 78,545    $78,607    $ 93,712    $93,518
                                                         =======    =======     =======    =======

NOTE 3 -- INVENTORIES

     The major classes of inventories are as follows (dollars in thousands):

                                                                            DECEMBER 31,
                                                                       ----------------------
                                                                         1994          1995
                                                                       --------      --------
Production
  Raw Materials.....................................................   $ 58,977      $ 58,481
  Semifinished and Finished Steel Products..........................    160,023       155,345
                                                                        -------       -------
     Total Production at FIFO.......................................    219,000       213,826
  LIFO Reserves.....................................................     (3,010)       (7,186)
                                                                        -------       -------
     Total Production at LIFO.......................................    215,990       206,640
Nonproduction and Sundry............................................     32,128        30,497
                                                                        -------       -------
     Total Inventories..............................................   $248,118      $237,137
                                                                        =======       =======

NOTE 4 -- DEBT

     The Company had no long-term debt outstanding as of December 31, 1994 or 1995.

     On November 29, 1994, the Company entered into an agreement for a five-year, $100,000,000, unsecured revolving loan facility. No borrowings have yet been made under the facility. Interest will be calculated using one of two methods. Loans under the base rate option will be charged interest equal to the higher of the prime rate or the federal funds rate plus 0.5%. Loans under the LIBOR option will be charged interest at the London Interbank Offered Rate plus a margin ranging from 0.25% to 0.625% depending on the Company's leverage ratio at the time of borrowing. The interest rate option will be chosen by the Company at the time of each borrowing and is thereafter changeable under certain specified conditions. The facility bears a 0.25% per annum fee on the entire amount of the facility and a fixed annual fee of $30,000. The agreement, which expires on November 29, 1999, contains certain financial covenants, each of which the Company was in compliance with on December 31, 1994 and 1995.

     Cash paid to affiliates for interest was $6,535,000 in 1993, and $1,691,000 in 1994. No cash was paid to affiliates for interest in 1995. Cash paid to nonaffiliates for interest was $2,470,000 in 1993, $825,000 in 1994, and $285,000 in 1995.

                              ROUGE STEEL COMPANY

NOTE 5 -- PENSIONS

     The Company has four retirement plans. Two plans cover hourly employees represented by the UAW and the remaining two plans cover salaried employees of the Company. The hourly plans are noncontributory and provide benefits, including early retirement supplements, based on the length of employee service. The salaried plans provide similar noncontributory benefits and, for employees who elect to contribute, pay related benefits combined with early retirement supplements. The employees of Oglebay Norton Taconite Company ("ONTAC"), utilized at Eveleth, participate in plans which provide contributory and noncontributory retirement benefits. Eveleth recorded a net periodic pension credit of $413,000 in 1993, and net periodic pension expense of $321,000 in 1994 and $636,000 in 1995. The following pension disclosures do not reflect the benefits provided by ONTAC to the employees utilized by Eveleth.

     The Company's funding policy is to contribute annually, at a minimum, amounts required by applicable law, regulations, and union agreements. In 1995, the Company made additional contributions to the plans in an effort to reduce the unfunded pension liability and improve the funded status of the plans. Plan assets consist principally of investments in common and preferred stock, government securities, and other fixed income securities.

     The following schedule sets forth the funded status of the plans at December 31 using a September 30 measurement date (dollars in thousands):

                                                  OVERFUNDED PLAN(S)       UNDERFUNDED PLAN(S)
                                                 --------------------     ---------------------
                                                  1994         1995         1994         1995
                                                 -------     --------     --------     --------
Actuarial Present Value of Benefit
  Obligations:
  Vested......................................   $(2,248)    $(39,353)    $(28,374)    $ (4,969)
  Nonvested...................................    (1,334)     (27,081)     (22,040)      (5,832)
                                                 -------     --------     --------     --------
Accumulated Benefit Obligation................   $(3,582)    $(66,434)    $(50,414)    $(10,801)
                                                 =======     ========     ========     ========
Projected Benefit Obligation..................   $(4,188)    $(68,737)    $(51,534)    $(10,801)
Fair Value of Assets..........................     5,073       69,494       31,147        8,504
                                                 -------     --------     --------     --------
Fair Value of Assets in Excess of (Less Than)
  Projected Benefit Obligation................       885          757      (20,387)      (2,297)
Unrecognized Net Loss.........................       942        3,335        4,713        2,190
Unrecognized Prior Service Cost...............        --       10,270        3,191           --
Employer Contribution.........................        --           22        1,509           --
Minimum Liability Adjustment, Net of an
  Intangible Asset of $2,978 in 1994..........        --           --       (3,806)      (2,190)
                                                 -------     --------     --------     --------
Prepaid Pension Cost (Unfunded Accrued).......   $ 1,827     $ 14,384     $(14,780)    $ (2,297)
                                                 =======     ========     ========     ========

     The following schedule sets forth the net pension cost (dollars in thousands):

                                                      FOR THE YEARS ENDED DECEMBER 31,
                                                      ---------------------------------
                                                       1993         1994         1995
                                                      -------      -------      -------
        Service Cost...............................   $ 6,033      $ 7,662      $ 6,795
        Interest Cost..............................     3,097        4,022        4,952
        Actual Return on Assets....................    (3,260)        (440)      (8,460)
        Net Amortization and Deferral..............     1,456       (1,854)       4,762
                                                      -------      -------      -------
             Net Pension Cost......................   $ 7,326      $ 9,390      $ 8,049
                                                      =======      =======      =======

                              ROUGE STEEL COMPANY

NOTE 5 -- PENSIONS -- (CONTINUED)
     The projected benefit obligation was determined using discount rates of 8.0% and 7.5% for 1994 and 1995, respectively, an expected rate of return on plan assets of 9.0% and a rate of compensation escalation for salaried plans of 3.7% for both years.

NOTE 6 -- POSTRETIREMENT BENEFIT AND OTHER PLANS

Postretirement Benefit Plans Other than Pensions

     The Company provides certain health care and life insurance benefits for retired employees. As part of the Acquisition, Ford assumed essentially all liability for these benefits for Company retirees and certain employees nearing retirement as of December 15, 1989.

     Substantially all of the Company's employees may become eligible for benefits, either at the Company's expense or, to the extent indicated above, at Ford's expense, if they reach retirement age while still working for the Company.

     Disclosures related to postretirement benefits include employees of ONTAC utilized by Eveleth. The accrued postretirement benefit cost is included in Other Liabilities. The following schedule presents the funded status of the plans (dollars in thousands):

                                                                             DECEMBER 31,
                                                                         --------------------
                                                                           1994        1995
                                                                         --------    --------
Accumulated Postretirement Benefit Obligation:
  Active Participants.................................................   $(35,362)   $(41,399)
  Fully Eligible Participants.........................................     (3,065)     (5,287)
  Retirees............................................................     (5,666)     (6,667)
                                                                         --------    --------
     Total............................................................    (44,093)    (53,353)
Fair Value of Assets..................................................         --         251
Benefit Payments and Contributions....................................         25          26
Unrecognized Prior Service Cost.......................................         --         378
Unrecognized Net Loss.................................................      1,171       3,826
                                                                         --------    --------
  Accrued Postretirement Benefit Cost.................................   $(42,897)   $(48,872)
                                                                         ========    ========

     The following schedule presents the net periodic postretirement benefit cost (dollars in thousands):

                                                                        FOR THE YEARS ENDED
                                                                            DECEMBER 31,
                                                                     --------------------------
                                                                      1993      1994      1995
                                                                     ------    ------    ------
Service Cost......................................................   $2,074    $3,034    $2,741
Interest Cost.....................................................    3,098     3,498     3,906
Actual Return on Assets...........................................       --        --        (6)
Net Amortization..................................................       --       230      (112)
                                                                     ------    ------    ------
  Net Periodic Postretirement Benefit Cost........................   $5,172    $6,762    $6,529
                                                                     ======    ======    ======

     For Rouge Steel plans, assumed health care trend rates of 9.0% and 8.0% were used to measure the postretirement benefit obligation in 1994 and 1995, respectively. By 1997, Rouge Steel plans assume the health care trend rate will be 6.0%. The discount rates used by Rouge Steel plans to measure the postretirement benefit obligation were 8.0% in 1994 and 7.5% in 1995. ONTAC assumed health care trend rates of 10.75% and 9.75% to measure the postretirement benefit obligation for pre-age 65 retirees

                              ROUGE STEEL COMPANY

NOTE 6 -- POSTRETIREMENT BENEFIT AND OTHER PLANS -- (CONTINUED) in 1994 and 1995, respectively, and 7.75% and 7.25% to measure the postretirement benefit obligation of post-age 65 retirees in 1994 and 1995, respectively. The health care trend rate assumed by ONTAC will decrease gradually to 5.25% by 2005 for pre-age 65 retirees and by 2000 for post-age 65 retirees. The discount rates used by ONTAC to measure the postretirement benefit obligation were 8.0% in 1994 and 7.5% in 1995.

     If the health care trend rates assumed were increased by 1.0%, the effect on the accumulated postretirement benefit obligation at December 31, 1994 and on the 1994 service and interest cost components of net periodic postretirement benefit cost would be increases of $9,113,000 and $1,506,556, respectively. The effect of a 1.0% health care trend rate increase on the total accumulated postretirement benefit obligation at December 31, 1995 and the total 1995 service and interest cost components of net periodic postretirement benefit cost would be increases of $11,195,000 and $1,802,000, respectively.

Profit Sharing Plans

     The Company maintains profit sharing plans for hourly and salaried employees which cover substantially all employees. Hourly and salaried profit sharing expense amounted to $4,916,000, $12,909,000 and $12,306,000 in 1993,
1994 and 1995, respectively.

NOTE 7 -- INCOME TAXES

     The Company's income tax (provision) benefit from continuing operations, arising wholly from federal taxation since the Company neither has been, nor is presently, subject to state or foreign income taxes, consists of the following components (dollars in thousands):

                                                                  FOR THE YEARS ENDED DECEMBER
                                                                              31,
                                                                 ------------------------------
                                                                  1993       1994        1995
                                                                 -------    -------    --------
Current.......................................................   $(1,200)   $(9,676)   $(27,614)
Deferred......................................................     7,926     17,958      (5,841)
                                                                 -------    -------    --------
     Total (Provision) Benefit................................   $ 6,726    $ 8,282    $(33,455)
                                                                 =======    =======    ========

     The differences between the total (provision) benefit and the provision computed using the Federal statutory income tax rate were as follows (dollars in thousands):

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1993        1994        1995
                                                              --------    --------    --------
Pre-Tax Income.............................................   $ 52,633    $102,778    $127,479
                                                              ========    ========    ========
Computed Provision.........................................   $(18,422)   $(35,972)   $(44,618)
Source of Difference:
  Percentage Depletion.....................................   $  3,541    $  3,404    $     --
  Amortization of Negative Goodwill........................      2,029       2,029       2,029
  Purchase Accounting Adjustments..........................      4,674          --          --
  Change in Valuation Allowance............................     17,000      39,600      12,000
  Other....................................................     (2,096)       (779)     (2,866)
                                                              --------    --------    --------
     Total (Provision) Benefit.............................   $  6,726    $  8,282    $(33,455)
                                                              ========    ========    ========

                              ROUGE STEEL COMPANY

NOTE 7 -- INCOME TAXES -- (CONTINUED)
     Deferred tax assets (liabilities) are comprised of the following (dollars in thousands):

                                                                             DECEMBER 31,
                                                                         --------------------
                                                                           1994        1995
                                                                         --------    --------
                                ASSETS
Property, Plant, and Equipment........................................   $ 12,683    $  6,432
Basis of Consolidated Subsidiary......................................     11,241      11,241
Postretirement and Other Benefits.....................................     16,302      20,513
Other.................................................................      7,124       5,906
Operating Loss and Alternative Minimum Tax Credit Carryforwards.......     37,867      23,553
                                                                         --------    --------
Gross Deferred Tax Asset..............................................     85,217      67,645
Valuation Allowance...................................................    (37,700)    (25,700)
                                                                         --------    --------
Gross Deferred Tax Asset After Valuation Allowance....................     47,517      41,945
                                                                         --------    --------
                             LIABILITIES
Inventories...........................................................    (14,217)    (14,809)
Other.................................................................       (356)        (33)
                                                                         --------    --------
Gross Deferred Tax Liability..........................................    (14,573)    (14,842)
                                                                         --------    --------
     Total Net Deferred Tax Asset.....................................   $ 32,944    $ 27,103
                                                                         ========    ========

     Regular tax loss carryforwards of approximately $81,050,000 at December 31, 1994, were fully utilized at December 31, 1995. Alternative minimum tax loss carryforwards were fully utilized at December 31, 1994. Alternative minimum tax credit carryforwards amounted to $9,500,000 at December 31, 1994 and $23,553,000 at December 31, 1995.

     A valuation allowance is recorded for deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. The Company previously recorded a partial valuation allowance on certain deferred tax assets. As a result of its utilization of net operating loss carryforwards against current taxable income, the valuation allowance was reversed through credits to the tax provision. Most of the remaining valuation allowance at December 31, 1995 relates to specific items with essentially indefinite reversal periods. Further reductions in the valuation allowance are anticipated to be modest and the Company's effective tax rate is expected to more closely reflect the statutory rate in 1996 and beyond. Current deferred tax assets of $2,800,000 and $1,832,000 in 1994 and 1995, respectively, are recorded in Other Current Assets. The remaining deferred tax assets are included in Deferred Charges and Other.

     Cash paid for income taxes was $850,000 in 1993, $7,600,000 in 1994, and $24,200,000 in 1995.

NOTE 8 -- COMMON STOCK

     Class A shares have a par value of $0.01. Each Class A share has one vote.

     Class B shares have a par value of $0.01. Each Class B share has 2.5 votes.

     Class C shares had a par value of $0.01. Class C shares had no voting rights. The Company exercised its option to call these shares at the original issue price of $1,000,000 and redeemed them from Ford on December 4, 1992. The shares were retired during the first quarter of 1994.

     The Company's principal stockholder entered into restricted stock option and purchase agreements (the "Agreements") on December 31, 1993 with certain key employees. The Agreements did not result

                              ROUGE STEEL COMPANY

NOTE 8 -- COMMON STOCK -- (CONTINUED)
in an issuance of new shares but only a transfer of Class A shares from the principal stockholder. The Company recorded the excess of fair market value over issue or purchase price as a capital contribution.

     On March 9, 1994, the shareholders of Rouge Steel approved the Rouge Steel Company Outside Director Equity Plan ("ODEP") and the Rouge Steel Company Stock Incentive Plan ("SIP"). These plans provide for stock option grants to the Company's directors and employees at fair market value on the date of grant. These stock options generally vest over a period of up to four years and are exercisable for a period not exceeding ten years from the date of grant. The stock options may be exercised subject to continued employment and certain other conditions. Stock option transactions are as follows:

                                                                                OPTION PRICE
                                                                  SHARES          PER SHARE
                                                                  -------      ---------------
Outstanding at January 1, 1994.................................        --      $            --
Granted........................................................     5,000                22.00
Forfeited......................................................    (1,000)               22.00
                                                                  -------      ---------------
Outstanding at December 31, 1994...............................     4,000                22.00
Granted........................................................   107,000        23.25 - 28.75
Exercised......................................................      (500)               22.00
Forfeited......................................................    (4,000)               28.75
                                                                  -------      ---------------
Outstanding at December 31, 1995...............................   106,500      $22.00 - $28.75
                                                                  =======      ===============

     Of the outstanding options at December 31, 1995, options covering 54,000 shares are currently exercisable.

     At December 31, 1995, 393,500 shares of common stock were reserved for issuance under the ODEP and the SIP.

NOTE 9 -- PROPERTY TAX LITIGATION SETTLEMENT

     On August 31, 1995, Rouge Steel reached an agreement with the City of Dearborn (the "City"), the Dearborn Public School Board and the County of Wayne, Michigan which settled local property tax litigation for tax years 1990 through 1995. The local taxing authorities agreed to refund $25 million to Rouge Steel for overpayment of property taxes for tax years 1990 through 1993. In addition, the taxing authorities reduced Rouge Steel's property tax assessment with respect to the 1994 and 1995 tax years. As a result of the settlement, the Company recorded a pre-tax benefit of $29,974,000, net of profit sharing and inventory valuation costs, in the third quarter of 1995.

     On September 29, 1995, Rouge Steel received the first $15 million installment of the $25 million refund for tax years 1990 through 1993. A second installment of $5 million is due by October 1, 1996 and the final installment of $5 million is due by October 1, 1997.

     Since late 1994, a portion of the Company's property tax payments had been placed into an escrow account by order of the Michigan Tax Tribunal. Such amounts were expensed for financial reporting purposes. The escrow account amounted to $4,121,000 on December 31, 1994. On October 13, 1995, the escrow funds were released and Rouge Steel paid $2,004,000 to the City to discharge its remaining liability for the 1994 tax year.

                              ROUGE STEEL COMPANY

NOTE 10 -- COMMITMENTS AND CONTINGENCIES

Commitments to Ford

     The Company purchases various services including environmental, heavy equipment repair, construction, and transportation from Ford. In addition, the Company leases certain land, office space, and production support facilities from Ford under cancelable operating leases with terms ranging from 1 to 99 years. The costs of these services were approximately $33,700,000 in 1993, $33,500,000 in 1994, and $29,791,000 in 1995.

     The Company also jointly operates a powerhouse facility with Ford, under a renewable ten-year agreement expiring January 1, 2000. The powerhouse generates electricity, steam, and other utilities.

     The fixed assets of the powerhouse are owned 60 percent by the Company and 40 percent by Ford, with each party receiving a portion of the power generated. The costs of operating the facility are allocated between the Company and Ford based on consumption. The Company's share of the costs of this facility was approximately $73,600,000 in 1993, $76,269,000 in 1994, and $71,176,000 in 1995.

     In connection with the operation of the powerhouse, Ford purchases a portion of the gas produced by the Company's blast furnaces for use at the powerhouse under a negotiated formula. Ford purchased from the Company $21,100,000, $22,300,000, and $22,251,000 worth of blast furnace gas in 1993,
1994, and 1995, respectively. Of these amounts, between 60 and 70 percent has been charged back to the Company for its proportionate share of the cost of such gas.

     During 1993, 1994, and 1995, the Company purchased scrap from Ford at a cost of $23,400,000, $27,631,000, and $27,122,000, respectively. These purchases were made under a supply agreement that expires in automotive model year 2000.

Caster Commitment

     During 1995, the Company undertook a project to expand its continuous casting capacity. The additional casting capability will enable Rouge Steel to cease all ingot production and become a 100% cast slab operation. The entire project, including expense items, is expected to cost approximately $73,500,000. Through December 31, 1995, the Company had recorded expenditures of $41,574,000. The project is expected to be complete by mid-1996.

Other Commitments

     The Company has entered into a ten-year contract for the supply of oxygen and nitrogen. The terms of the new agreement were effective November 15, 1995. The contract contains annual minimum oxygen and nitrogen purchases of $8.3 million and $550,000, respectively. During the period preceding November 15, 1995, no minimum oxygen purchase levels were in effect. Minimum annual nitrogen purchases were $422,000 until the effective date of the new agreement. Oxygen and nitrogen purchases aggregated approximately $10,938,000 in 1993, $8,353,000 in 1994, and $9,769,000 in 1995.

     In January 1995, Eveleth and Eveleth Expansion Company entered into an agreement for electric service to be in effect until at least October 31, 1999. Eveleth's share of the minimum purchase obligation is $4.7 million in 1996 and decreases each year to a final minimum purchase amount of $2.8 million in 1999.

Eveleth Taconite Company

     As discussed in Note 1, Eveleth is 85% owned by the Company and 15% owned by Oglebay Norton Company ("ONCO"). Eveleth produces iron ore pellets through collective operating agreements

                              ROUGE STEEL COMPANY

NOTE 10 -- COMMITMENTS AND CONTINGENCIES -- (CONTINUED)
("Eveleth Mines Agreements") with Eveleth Expansion Company, a partnership comprised of ONCO and wholly-owned subsidiaries of AK Steel Company, L.P. and Stelco, Inc.

     The Company and the other parties to the Eveleth Mines Agreements are currently in discussions regarding Eveleth operations and activities. These discussions and any subsequent resulting actions may affect, among other things, the cost and availability of iron ore pellets, the timing of Eveleth employee benefit liability recognition and funding requirements, and recognition of other obligations relating to the mining operations.

Environmental Matters

     The Company is indemnified through December 15, 2009 for environmental obligations relating to conditions arising prior to the Acquisition on December 15, 1989. It is the Company's practice to coordinate the resolution of such obligations with Ford. Management believes that disputed or unresolved obligations are immaterial in amount to the Company's Consolidated Statement of Operations. The Company's environmental obligations relating to conditions arising after the Acquisition, in the opinion of management, will not have a materially adverse effect on the Company's consolidated financial position or results of operations.

     In late 1995, the existence of PCB-containing material was noted within a containment area of an electrical substation in the cold mill. An investigation disclosed the presence of PCB-contaminated oil in an underground storage tank("UST"). The UST was isolated and drained, and sub-surface sampling was conducted. Analysis of these samples demonstrated either non-detectable levels of concentration or concentrations below cleanup levels required by Michigan's Department of Environmental Quality. Based upon this analysis, the Company submitted a UST closure report to Michigan's Department of Environmental Quality, which has been neither approved nor denied. The Company has accrued approximately $1 million for the investigation and cleanup of the substation and the closure of the UST. The Company's investigation also disclosed the presence of PCB contamination in four electrical manholes in the vicinity of the UST. The Company plans to clean these manholes and treat them to remove the PCB's. The Company submitted a notice of indemnity claim to Ford for all costs associated with the cleanup of PCB contamination in this substation on the basis that the contamination occurred prior to the Acquisition. To date, no final determination has been made by Ford with respect to this notice of claim. The Company continues to gather information to support its claim for indemnity.

     Following closure of the UST and remediation of the manholes, the Company will investigate the potential existence of additional sources of PCB contamination. Management is unable to assess or predict at this time whether further investigation will lead to additional remediation costs.

Litigation

     The Company is involved in routine litigation and various legal efforts incidental to the normal operations of its business. In management's opinion, none of these matters, individually or in the aggregate, will have a materially adverse effect on the Company's consolidated financial position or results of operations.

                              ROUGE STEEL COMPANY

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31,    SEPTEMBER 30,
                                                                        1995            1996
                                                                    ------------    -------------
                                                                       (AMOUNTS IN THOUSANDS)
                                                                                      UNAUDITED
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents.........................................    $ 57,036        $  88,784
Marketable Securities.............................................      43,324           15,648
Accounts Receivable
  Trade and Other (Net of Allowances of $6,118 and $7,758)........     115,328          123,548
  Affiliates......................................................       8,873           11,561
Inventories.......................................................     237,137          250,753
Other Current Assets..............................................      21,885           26,818
                                                                      --------         --------
     Total Current Assets.........................................     483,583          517,112
                                                                      --------         --------
PROPERTY, PLANT, AND EQUIPMENT
Land..............................................................         261              161
Buildings and Improvements........................................      11,497           17,813
Machinery and Equipment...........................................     123,893          195,559
Construction in Progress..........................................      46,745           31,985
                                                                      --------         --------
  Subtotal........................................................     182,396          245,518
Less: Accumulated Depreciation....................................     (46,729)         (56,104)
                                                                      --------         --------
  Net Property, Plant, and Equipment..............................     135,667          189,414
                                                                      --------         --------
DEFERRED CHARGES AND OTHER........................................      53,258           48,042
                                                                      --------         --------
     Total Assets.................................................    $672,508        $ 754,568
                                                                      ========         ========

   The accompanying notes are an integral part of the consolidated financial statements.

                              ROUGE STEEL COMPANY

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31,     SEPTEMBER 30,
                                                                        1995             1996
                                                                    -------------    -------------
                                                                     (AMOUNTS IN THOUSANDS EXCEPT
                                                                            SHARE AMOUNTS)
                                                                                       UNAUDITED
              LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts Payable
  Trade..........................................................     $ 145,093        $ 185,474
  Affiliates.....................................................           892              935
Accrued Vacation Pay.............................................        11,264           11,917
Taxes Other than Income..........................................        10,438           11,127
Other Accrued Liabilities........................................        21,709           29,162
                                                                       --------         --------
     Total Current Liabilities...................................       189,396          238,615
                                                                       --------         --------
OTHER LIABILITIES................................................        59,543           64,819
                                                                       --------         --------
EXCESS OF NET ASSETS ACQUIRED OVER COST..........................        22,872           18,525
                                                                       --------         --------
MINORITY INTEREST IN NET ASSETS OF CONSOLIDATED SUBSIDIARY.......         6,843            7,035
                                                                       --------         --------
Commitments and Contingencies (Note 3)
STOCKHOLDERS' EQUITY
Common Stock
  Class A, 80,000,000 shares authorized with 13,084,965 and
     13,997,561 issued and outstanding as of December 31, 1995
     and September 30, 1996, respectively........................           131              140
  Class B, 8,690,400 shares authorized with 8,690,400 and
     7,862,400, issued and outstanding as of December 31, 1995
     and September 30, 1996, respectively........................            87               79
  Capital in Excess of Par Value.................................       124,246          126,071
  Retained Earnings..............................................       271,580          301,474
  Additional Minimum Pension Liability...........................        (2,190)          (2,190)
                                                                       --------         --------
     Total Stockholders' Equity..................................       393,854          425,574
                                                                       --------         --------
     Total Liabilities and Stockholders' Equity..................     $ 672,508        $ 754,568
                                                                       ========         ========

   The accompanying notes are an integral part of the consolidated financial statements.

                              ROUGE STEEL COMPANY

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                           FOR THE NINE MONTHS
                                              FOR THE QUARTER ENDED               ENDED
                                                  SEPTEMBER 30,               SEPTEMBER 30,
                                             ------------------------    ------------------------
                                                1995          1996          1995          1996
                                             ----------    ----------    ----------    ----------
                                                    (AMOUNTS IN THOUSANDS EXCEPT SHARE AND
                                                              PER SHARE AMOUNTS)
                                                                  UNAUDITED
SALES
Unaffiliated Customers....................     $239,925      $271,492      $755,284      $846,731
Affiliates................................       42,666        48,661       146,156       142,574
                                             ----------    ----------    ----------    ----------
     Total Sales..........................      282,591       320,153       901,440       989,305
                                             ----------    ----------    ----------    ----------
COSTS AND EXPENSES
Costs of Goods Sold.......................      258,923       294,594       792,760       925,503
Depreciation and Amortization.............        2,803         3,543         8,333         9,611
Selling and Administrative Expenses.......        6,269         6,584        22,077        19,017
                                             ----------    ----------    ----------    ----------
     Total Costs and Expenses.............      267,995       304,721       823,170       954,131
                                             ----------    ----------    ----------    ----------
Operating Income..........................       14,596        15,432        78,270        35,174
Interest Income...........................        1,234         1,516         3,897         4,413
Interest Expense..........................          (81)          (83)         (243)         (248)
Amortization of Excess of Net Assets
  Acquired Over Cost......................        1,449         1,449         4,347         4,347
Property Tax Settlement...................       29,974            --        29,974            --
Other -- Net..............................          (52)          112           371           585
                                             ----------    ----------    ----------    ----------
Income Before Income Taxes and Minority
  Interest................................       47,120        18,426       116,616        44,271
Income Tax Provision......................      (12,849)       (4,610)      (30,869)      (12,219)
                                             ----------    ----------    ----------    ----------
Income Before Minority Interest...........       34,271        13,816        85,747        32,052
Minority Interest in Consolidated
  Subsidiary..............................         (626)         (429)         (852)         (192)
                                             ----------    ----------    ----------    ----------
     Net Income...........................     $ 33,645      $ 13,387      $ 84,895      $ 31,860
                                             ==========    ==========    ==========    ==========
PER SHARE AMOUNTS
                                                  $1.55         $0.61         $3.92         $1.46
Net Income................................   ==========    ==========    ==========    ==========
                                                  $0.03         $0.03         $0.07         $0.09
Cash Dividends Declared...................   ==========    ==========    ==========    ==========
Weighted Average Shares Outstanding.......   21,699,427    21,851,450    21,650,682    21,831,844
                                             ==========    ==========    ==========    ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                              ROUGE STEEL COMPANY

      CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                      FOR THE NINE MONTHS ENDED
                                                                    ------------------------------
                                                                    SEPTEMBER 30,    SEPTEMBER 30,
                                                                        1995             1996
                                                                    -------------    -------------
                                                                        (AMOUNTS IN THOUSANDS)
                                                                              UNAUDITED
Common Stock
  Beginning Balance..............................................     $     216        $     218
  Common Stock Issued for Employee Benefit Plans.................             1                1
                                                                       --------         --------
  Ending Balance.................................................           217              219
                                                                       --------         --------
Capital in Excess of Par Value
  Beginning Balance..............................................       120,212          124,246
  Common Stock Issued for Employee Benefit Plans.................         2,752            1,825
                                                                       --------         --------
  Ending Balance.................................................       122,964          126,071
                                                                       --------         --------
Retained Earnings
  Beginning Balance..............................................       179,089          271,580
  Net Income.....................................................        84,895           31,860
  Cash Dividends Declared........................................        (1,518)          (1,966)
                                                                       --------         --------
  Ending Balance.................................................       262,466          301,474
                                                                       --------         --------
Additional Minimum Pension Liability
  Beginning and Ending Balance...................................        (3,806)          (2,190)
                                                                       --------         --------
Total Stockholders' Equity.......................................     $ 381,841        $ 425,574
                                                                       ========         ========

   The accompanying notes are an integral part of the consolidated financial statements.

                              ROUGE STEEL COMPANY

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        FOR THE NINE MONTHS
                                                                               ENDED
                                                                           SEPTEMBER 30,
                                                                       ----------------------
                                                                         1995          1996
                                                                       --------      --------
                                                                       (AMOUNTS IN THOUSANDS)
                                                                             UNAUDITED
Cash Flows From Operating Activities
  Net Income........................................................   $ 84,895      $ 31,860
  Adjustments to Reconcile Net Income to Net Cash Provided By
     Operating Activities:
     Gain on Property Tax Settlement................................    (29,974)           --
     Proceeds from Property Tax Settlement..........................     15,000            --
     Deferred Taxes.................................................      4,374         5,673
     Depreciation and Amortization..................................      8,333         9,611
     Amortization of Capitalized Debt Costs.........................         27            27
     Amortization of Excess of Net Assets Acquired Over Cost........     (4,347)       (4,347)
     Minority Interest in Consolidated Subsidiary...................        852           192
     Common Stock Issued for Benefit Plans..........................      2,752         1,825
  Changes in Assets and Liabilities:
     Accounts Receivable............................................      8,541       (10,908)
     Inventories....................................................    (18,660)      (12,962)
     Prepaid Expenses...............................................     (7,017)       (3,071)
     Accounts Payable and Accrued Liabilities.......................    (19,584)       52,331
     Restricted Cash................................................     (2,862)           --
     Other -- Net...................................................         (5)         (159)
                                                                       --------      --------
          Net Cash Provided by Operating Activities.................     42,325        70,072
                                                                       --------      --------
Cash Flows From Investing Activities
  Capital Expenditures..............................................    (41,267)      (63,219)
  Purchase of Marketable Securities.................................    (73,548)      (30,276)
  Sale of Marketable Securities.....................................     59,367        57,952
  Investment in Joint Ventures......................................     (2,865)         (671)
  Other -- Net......................................................         33          (146)
                                                                       --------      --------
          Net Cash Used for Investing Activities....................    (58,280)      (36,360)
                                                                       --------      --------
Cash Flows From Financing Activities
     Cash Dividend Payments.........................................     (1,299)       (1,964)
                                                                       --------      --------
     Net Increase (Decrease) in Cash and Cash Equivalents...........    (17,254)       31,748
     Cash and Cash Equivalents -- Beginning of Period...............     60,613        57,036
                                                                       --------      --------
     Cash and Cash Equivalents -- End of Period.....................   $ 43,359      $ 88,784
                                                                       ========      ========

   The accompanying notes are an integral part of the consolidated financial statements.

                              ROUGE STEEL COMPANY

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION

     The interim consolidated financial statements are unaudited; however, in the opinion of the Company, the statements include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results for the interim periods presented. The foregoing interim results are not necessarily indicative of the results of operations expected for the full fiscal year ending December 31, 1996.

     These consolidated financial statements should be read together with the Company's audited financial statements presented in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 filed with the Securities and Exchange Commission on March 12, 1996.

NOTE 2 -- INVENTORIES

     The major classes of inventories are as follows (dollars in thousands):

                                                                                    SEPTEMBER 30,
                                                                                        1996
                                                                    DECEMBER 31,    -------------
                                                                        1995
                                                                    ------------     (UNAUDITED)
Production
  Raw Materials..................................................     $ 58,481        $  59,907
  Semifinished and Finished Steel Products.......................      155,345          174,752
                                                                      --------         --------
     Total Production at FIFO....................................      213,826          234,659
LIFO Reserve.....................................................       (7,186)         (12,889)
                                                                      --------         --------
  Total Production at LIFO.......................................      206,640          221,770
Nonproduction and Sundry.........................................       30,497           28,983
                                                                      --------         --------
  Total Inventories..............................................     $237,137        $ 250,753
                                                                      ========         ========

NOTE 3 -- COMMITMENTS AND CONTINGENCIES

     Environmental Matters. Investigation of the cause of PCB-containing material noted within a transformer area in the cold mill in late 1995 disclosed the presence of PCB-containing material in an underground storage tank ("UST") and certain electrical manholes in the vicinity of the UST. The UST was drained and filled with concrete and a closure report was submitted to the State of Michigan. The manholes have been isolated while investigation of the source of the PCB contamination continues. A total of $1.7 million was accrued in prior quarters for the cleanup of the substation, the closure of the UST, the analysis of various oils to match the PCB-contaminated oils, the cleanup of the manholes and legal expenses related to this project. Of that amount, $1 million has been spent through September 30, 1996.

     Eveleth Taconite Company. Eveleth Taconite Company ("Eveleth") is Rouge Steel's 85%-owned subsidiary. Eveleth produces iron ore pellets through collective operating agreements ("Eveleth Mines Agreements") with Eveleth Expansion Company, a partnership comprised of Oglebay Norton Company and wholly-owned subsidiaries of AK Steel Company, L.P. and Stelco, Inc.

     Rouge Steel and other parties to the Eveleth Mines Agreements are currently in discussions regarding Eveleth operations and activities. These discussions and any subsequent resulting actions may affect, among other things, the cost and availability of iron ore pellets and recognition of other obligations relating to the mining operations.

     Shiloh of Michigan, L.L.C. Loan Guaranty. On April 16, 1996, Rouge Steel executed a guaranty of payment in favor of certain banks to induce them to extend a $23 million line of credit to Shiloh of

                              ROUGE STEEL COMPANY

Michigan, L.L.C., an engineered steel blanking joint venture between Rouge Steel and Shiloh Industries, Inc. Rouge Steel guaranteed 20 percent of the line of credit with a cap on its guaranty of $5 million. As of September 30, 1996, Shiloh of Michigan, L.L.C. had borrowings of $17.6 million outstanding under its line of credit.

     Other than the matters discussed above, there have been no significant changes to commitments and contingencies as depicted in the consolidated financial statements presented in the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Available Information................    3
Incorporation of Certain Documents by
  Reference..........................    3
Prospectus Summary...................    4
Risk Factors.........................    9
Use of Proceeds......................   16
Price Range of Class A Common Stock
  and Dividends......................   17
Capitalization.......................   18
Selected Consolidated Financial
  Information and Operating Data.....   19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   20
Business.............................   30
Directors and Executive Officers.....   50
Security Ownership of Certain
  Beneficial Owners and Management...   52
Selling Stockholder..................   54
Certain Relationships and Related
  Transactions.......................   55
Description of Capital Stock.........   58
Plan of Distribution.................   61
Legal Matters........................   62
Experts..............................   62
Index to Consolidated Financial
  Statements.........................  F-1

4,294,149 SHARES

ROUGE STEEL
COMPANY

CLASS A
COMMON STOCK
($.01 PAR VALUE)

ROUGE STEEL LOGO

PROSPECTUS

DATED             , 1996

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                     [ALTERNATE PAGE FOR SHELF PROSPECTUS]
                             SUBJECT TO COMPLETION
                               NOVEMBER   , 1996

PROSPECTUS
                                                                ROUGE STEEL LOGO

1,234,568 SHARES

ROUGE STEEL COMPANY

CLASS A COMMON STOCK
($.01 PAR VALUE)

This Prospectus relates to shares of class A common stock, par value $.01 per share (the "Class A Common Stock"), of Rouge Steel Company, a Delaware corporation ("Rouge Steel" or the "Company"), which may be offered and sold by Salomon Brothers Inc ("Salomon Brothers") in connection with market-making
activities in the   % Exchangeable Notes due                , 1999 (the "Debt
Exchangeable for Common Stock" or "DECS") of Worthington Industries, Inc. ("Worthington"). The DECS are being offered pursuant to a prospectus supplement and prospectus (together, the "DECS Prospectus") of Worthington relating to the sale of DECS which is accompanied by a form of prospectus (the "DECS Rouge Prospectus") relating to the delivery by Worthington pursuant to the DECS of shares of Class A Common Stock. The DECS Rouge Prospectus is also included as part of the Registration Statement of which this Prospectus forms a part. See "Prospectus Summary." Rouge Steel will not receive any of the proceeds from the sale of the DECS or delivery thereunder of shares of Class A Common Stock to which this Prospectus relates. See "Use of Proceeds."

Salomon Brothers may, subject to certain limitations, from time to time borrow shares of Class A Common Stock from Worthington to settle short sales of Class A Common Stock entered into by Salomon Brothers to hedge any long position in the DECS resulting from its market-making activities. Such sales will be made on the New York Stock Exchange, Inc. (the "NYSE") or in the over-the-counter market at market prices prevailing at the time of sale or at prices related to such market prices. Shares that have been returned to Worthington may be reborrowed. The
number of shares borrowed at any time may not exceed        . See "Plan of
Distribution." Salomon Brothers is not under any obligation to engage in any market-making transactions with respect to the DECS, and any market-making in the DECS actually engaged in by Salomon Brothers may cease at any time.

The Company has two classes of common stock outstanding, the Class A Common Stock and class B common stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). The Class A Common Stock is entitled to one vote per share and the Class B Common Stock is entitled to 2.5 votes per share. See "Description of Capital Stock."

The Class A Common Stock is traded on the NYSE under the symbol "ROU." On November 14, 1996, the last reported sale price of the Class A Common Stock on the NYSE Composite Tape was $21.25 per share. See "Price Range of Class A Common Stock and Dividends."

SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is                     , 1996.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is an itemized list of expenses (all but the registration fee are estimates) of Rouge Steel in connection with the registration of the Class A Common Stock being registered hereby. Rouge Steel will pay all expenses incident to the registration of the Class A Common Stock under the Securities Act, including the fees and disbursements of counsel to Worthington.

        Registration fee*..............................................   $     37,880
        NASD fees*.....................................................         13,000
        Legal fees and expenses........................................             **
        Printing expenses..............................................             **
        Accounting fees and expenses...................................             **
        Miscellaneous..................................................             **
                                                                           -----------
             Total.....................................................   $         **
                                                                           ===========

-------------------------
 * Worthington has agreed to reimburse the Company for the registration and NASD fee in respect of the Class A Common Stock subject to the Shelf Prospectus.

** To be provided by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The form of Underwriting Agreement, filed as Exhibit 1 hereto, contains certain provisions relating to indemnification.

     Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a corporation, subject to certain limitations, to indemnify its directors and officers against expenses (including attorneys' fees), judgments, fines and certain settlements actually and reasonably incurred by them in connection with any action, suit or proceeding to which they are a party or threatened to be made a party so long as they acted in good faith and in manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal action or proceeding, so long as they had no reasonable cause to believe their conduct to have been unlawful. The By-laws of the Company provide that the Company shall indemnify its directors and officers as the Board of Directors may determine from time to time, to the fullest extent permitted by the DGCL.

     Section 102 of the DGCL and the Company's Certificate of Incorporation permit the Company to limit or eliminate a director's liability to the Company or its shareholders for monetary damages for breaches of fiduciary duty except that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of the law, the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner.

     The DGCL authorizes the purchase of indemnification insurance by the Company. The Company currently does not maintain a policy insuring its directors and officers against liabilities which may be incurred by such persons acting in such capacities. In addition, the Board of Directors of the Company has not entered into indemnification agreements with its directors and officers.

ITEM 16. EXHIBITS

EXHIBIT
NUMBER                                        DESCRIPTION
------   -------------------------------------------------------------------------------------
  1      Form of Underwriting Agreement among Salomon Brothers Inc, Rouge Steel and
         Worthington*
  5      Opinion of Rogers & Wells, with respect to the legality of the securities being registered*
 10      Amended and Restated Stockholders' Agreement dated as of October 31, 1996 by and among Carl L. Valdiserri, Worthington and Rouge Steel.*
 16      Awareness letter from Price Waterhouse LLP
 23.1    Consent of Price Waterhouse LLP
 23.2    Consent of Rogers & Wells (included in Exhibit 5)*
 24      Power of Attorney (included on the signature pages hereto)
 99      Form of Securities Loan Agreement between Worthington or an affiliate thereof and
         Salomon Brothers Inc*

-------------------------
* To be filed by Amendment

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to

     Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended (the "Act"), the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dearborn, State of Michigan on November 13, 1996.

                                          ROUGE STEEL COMPANY

                                          By: /s/ CARL L. VALDISERRI

                                            ------------------------------------
                                            Name: Carl L. Valdiserri
                                            Title:  Chief Executive Officer and
                                                  Chairman of the Board

                               POWER OF ATTORNEY

     KNOW BY ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Carl L. Valdiserri and Gary P. Latendresse his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all Amendments (including pre-effective and post-effective amendments) to this Registration Statement and any and all registration statements for the same offering as is registered by this Registration Statement and that will be effective on filing pursuant to Rule 462(b) of the Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURES                               TITLE                        DATE
-------------------------------------   ---------------------------------   ------------------
       /s/ CARL L. VALDISERRI           Chief Executive Officer and         November 13, 1996
-------------------------------------     Chairman of the Board
         Carl L. Valdiserri

         /s/ LOUIS D. CAMINO            President, Chief Operating          November 13, 1996
-------------------------------------     Officer and Director
           Louis D. Camino

       /s/ GARY P. LATENDRESSE          Vice President, Chief Financial     November 13, 1996
-------------------------------------     Officer and Director (Principal
         Gary P. Latendresse              Financial and Accounting
                                          Officer)

       /s/ DOMINICK C. FANELLO          Director                            November 13, 1996
-------------------------------------
         Dominick C. Fanello

         /s/ JOHN E. LOBBIA             Director                            November 13, 1996
-------------------------------------
           John E. Lobbia

        /s/ PETER J. PESTILLO           Director                            November 13, 1996
-------------------------------------
          Peter J. Pestillo

       /s/ CLAYTON P. SHANNON           Director                            November 13, 1996
-------------------------------------
         Clayton P. Shannon

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                        DESCRIPTION
------   -------------------------------------------------------------------------------------
  1      Form of Underwriting Agreement among Salomon Brothers Inc, Rouge Steel and
         Worthington*
  5      Opinion of Rogers & Wells, with respect to the legality of the securities being registered*
 10      Amended and Restated Stockholders' Agreement dated as of October 31, 1996 by and among Carl L. Valdiserri, Worthington and Rouge Steel.*
 16      Awareness letter from Price Waterhouse LLP
 23.1    Consent of Price Waterhouse LLP
 23.2    Consent of Rogers & Wells (included in Exhibit 5)*
 24      Power of Attorney (included on the signature pages hereto)
 99      Form of Securities Loan Agreement between Worthington or an affiliate thereof and
         Salomon Brothers Inc*

-------------------------
* To be filed by Amendment